As filed with the Securities and Exchange Commission on December 8, 2008
                                           1933 Act Registration No. 333-147710
                                            1940 Act Registration No. 811-08441
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM N-4

          REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 / /

                       PRE-EFFECTIVE AMENDMENT NO. 1 /X/

                                      and

      REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 / /

                             AMENDMENT NO. 109 /X/

               Lincoln Life & Annuity Variable Annuity Account H
                           (Exact Name of Registrant)

          American Legacy Design i4LIFE (Reg. TM) Advantage (New York)

                   LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK
                              (Name of Depositor)

                         100 Madison Street, Suite 1860
                            Syracuse, New York 13202
              (Address of Depositor's Principal Executive Offices)

       Depositor's Telephone Number, Including Area Code: (315) 428-8400

                          Robert O. Sheppard, Esquire
                   Lincoln Life & Annuity Company of New York
                         100 Madison Street, Suite 1860
                               Syracuse, NY 13202
                    (Name and Address of Agent for Service)

                                    Copy to:

                          Ronald R. Bessette, Esquire
                  The Lincoln National Life Insurance Company
                               One Granite Place
                               Concord, NH 03301

                 Approximate Date of Proposed Public Offering:
 As soon as practicable after the effective date of the Registration Statement.

                     Title of Securities being registered:
           Interests in a separate account under individual flexible
                  payment deferred variable annuity contracts.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) shall determine.

American Legacy Design i4LIFE (Reg. TM) Advantage (New York)
Lincoln Life & Annuity Variable Annuity
Account H
Individual Variable Annuity Contracts

Home Office:
Lincoln Life & Annuity Company of New York
100 Madison Street, Suite 1860

Syracuse, NY 13202
www.LincolnFinancial.com


Servicing Office:
Lincoln Life & Annuity Company of New York
PO Box 7866
Fort Wayne, IN 46802-7866
1-800-942-5500


This prospectus describes the individual single premium immediate variable annuity contract that is issued by Lincoln Life & Annuity Company of New York. It is for use with nonqualified plans and for qualified retirement plans under Sections 408 (IRAs) and 408A (Roth IRAs) of the tax code. Generally, you do not pay federal income tax on the contract's growth until it is paid out. The contract is designed to provide retirement income on a variable basis for the life of the annuitant and a secondary life. The contract also provides a death benefit and the ability to make withdrawals during a defined period of time (access period). A minimum payout floor, the Guaranteed Income Benefit, is available for an additional charge.


The minimum purchase payment for the contract is $50,000. Purchase payments may not exceed $2 million without our approval.


The only fixed account available is for dollar cost averaging purposes.


All purchase payments for benefits on a variable basis will be placed in Lincoln Life & Annuity Variable Annuity Account H (variable annuity account [VAA]). The VAA is a segregated investment account of Lincoln New York. You take all the investment risk on the account value and the retirement income for amounts placed into one or more of the contract's variable options. If the subaccounts you select make money, your account value goes up; if they lose money, it goes down. How much it goes up or down depends on the performance of the subaccounts you select. We do not guarantee how any of the variable options or their funds will perform. Also, neither the U.S. Government nor any federal agency insures or guarantees your investment in the contract. The contracts are not bank deposits and are not endorsed by any bank or government agency.

The available funds, each part of the American Funds Insurance Series (Series) Class 2 shares, are listed below:

     Asset Allocation
     Blue Chip Income and Growth
     Bond
     Cash Management
     Global Bond
     Global Discovery
     Global Growth
     Global Growth and Income

     Global Small Capitalization
     Growth
     Growth-Income
     High-Income Bond
     International

     International Growth and Income

     New World
     U.S. Government/AAA-Rated Securities


This prospectus gives you information about the contracts that you should know before you decide to buy a contract and make purchase payments. You should also review the prospectuses for the funds that accompany this prospectus, and keep all prospectuses for future reference.

Neither the SEC nor any state securities commission has approved this contract or determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

More information about the contracts is in the current Statement of Additional Information (SAI), dated the same date as this prospectus. The SAI is incorporated by reference into this prospectus and is legally part of this prospectus. For a free copy of the SAI, write: Lincoln Life & Annuity Company of New York, PO Box 7866, Fort Wayne, IN 46802-7866, or call 1-800-942-5500.
The SAI and other
information about Lincoln New York and the VAA are also available on the SEC's website (http://www.sec.gov). There is a table of contents for the SAI on the last page of this prospectus.


_________, 2008

Table of Contents



Item                                                          Page
Special Terms                                                  4
Expense Tables                                                 5
Summary of Common Questions                                    8
Lincoln Life & Annuity Company of New York                     9
Variable Annuity Account (VAA)                                 9
Investments of the Variable Annuity Account                   10
Charges And Other Deductions                                  12
The Contracts                                                 15
 Purchase Payments                                            15
 Regular Income Payments During The Access Period             16
 Regular Income Payments During The Lifetime Income Period    17
 Access Period                                                18
 Account Value                                                18
 Guaranteed Income Benefit                                    18
 Death Benefits                                               20
 Transfers During The Access Period                           22
 Transfers During The Lifetime Income Period                  23
 Investment Requirements                                      25
 Surrenders and Withdrawals                                   26
Distribution of the Contracts                                 27
Federal Tax Matters                                           28
Additional Information                                        32
 Voting Rights                                                32
 Return Privilege                                             32
 Other Information                                            33
 Legal Proceedings                                            33
Contents of the Statement of Additional Information (SAI)
for Lincoln Life & Annuity Variable Annuity Account H         34

Special Terms
In this prospectus, the following terms have the indicated meanings:

Access period - A defined period of time during which we pay variable, periodic regular income payments and provide a death benefit, and during which you may surrender the contract and make withdrawals from your account value.

Account or variable annuity account (VAA) - The segregated investment account, Account H, into which we set aside and invest the assets for the variable side of the contract offered in this prospectus.


Account value - During the access period, on any valuation date the sum of the values of the variable subaccounts attributable to the contract.


Accumulation unit - A measure used to calculate the account value for the variable side of the contract during the access period.

Annuitant - The person upon whose life the regular income payments will be contingent, and upon whose life a death benefit may be paid.

Annuity unit - A measure used to calculate the amount of regular income payments during the lifetime income period.

Contractowner (you, your, owner) - The person who can exercise the rights within the contract (decides on investment allocations, transfers, payout option, designates the beneficiary, etc.).

Contract year - Each one-year period starting with the effective date of the contract and starting with each contract anniversary after that.

Death benefit - During the access period, the amount payable if the contractowner, joint owner or annuitant dies. See The Contracts - Death Benefit.

Lifetime income period - The period that begins after the access period during which we pay variable, periodic regular income payments, provided the annuitant, or in the case of a joint life payout the annuitant or the secondary life, is still living and the contract has not been surrendered.

Lincoln New York (we, us, our) - Lincoln Life & Annuity Company of New York.


Periodic income commencement date - The specific valuation date on which the initial regular income payment under this contract is calculated, as shown in your contract. This date is determined from the date you choose to receive your first regular income payment. You must receive your first payment within one year of the contract effective date.


Purchase payment - Amount paid into the contract.

Regular income payments - Variable, periodic regular income payments during the access period and the lifetime income period for as long as an annuitant or secondary life is living.

Secondary life - A person in addition to the annuitant, selected by the contractowner, upon whose life the regular income payments will also be contingent.

Subaccount - The portion of the VAA that reflects investments in accumulation and annuity units of a class of a particular fund available under the contracts. There is a separate subaccount which corresponds to each class of a fund.

Valuation date - Each day the New York Stock Exchange (NYSE) is open for trading.

Valuation period - The period starting at the close of trading (currently 4:00 p.m. New York time) on each day that the NYSE is open for trading (valuation date) and ending at the close of such trading on the next valuation date.

Expense Tables
The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the contract.


The first table describes the fees and expenses that you will pay at the time that you buy the contract, surrender the contract, or transfer account value between investment options. State premium taxes may also be deducted.



Contractowner Transaction Expenses:




  o   Surrender Charge (as a percentage of surrendered or withdrawn purchase payments)      6%*


* The surrender charge percentage is reduced over time. The later the redemption occurs, the lower the surrender charge with respect to that surrender or withdrawal. We may reduce or waive this charge in certain situations. See Charges and Other Deductions-Surrender Charge.


The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including fund fees and expenses.

Separate Account Annual Expenses (as a percentage of average daily net assets in the subaccounts):



     During the Access Period:



                                                              Guarantee of         Enhanced Guaranteed
                                           Account Value      Principal Death      Minimum Death
                                           Death Benefit      Benefit              Benefit (EGMDB)
                                           ---------------    -----------------    --------------------
o   Mortality and expense risk charge          1.40%               1.45%                  1.70%
o   Administrative charge                      0.10%               0.10%                  0.10%
                                                                                                           --
o   Total annual charge for each
    subaccount without Guaranteed
    Income Benefit                             1.50%               1.55%                  1.80%
o   Guaranteed Income Benefit
    Maximum charge (optional)*                 1.50%               1.50%                  1.50%
o   Total annual charge for each
    subaccount with Guaranteed
    Income Benefit                             3.00%               3.05%                  3.30%



* The current Guaranteed Income Benefit charge is .50% of Account Value. The percentage charge will change to the current charge in effect upon election of a new step-up period, not to exceed the guaranteed maximum annual charge of 1.50% of Account Value.



     During the Lifetime Income Period:




o   Mortality and expense risk charge      1.40%
o   Administrative charge                  0.10%
o   Total annual charge for each
    subaccount without Guaranteed
    Income Benefit                         1.50%
o   Guaranteed Income Benefit
    Maximum charge(optional)*              1.50%
o   Total annual charge for each
    subaccount with Guaranteed
    Income Benefit                         3.00%



* The current Guaranteed Income Benefit charge is .50% of Account Value. The percentage charge will change to the current charge in effect upon election of a new step-up period, not to exceed the guaranteed maximum annual charge of 1.50% of Account Value.



The next item shows the minimum and maximum total annual operating expenses charged by the funds that you may pay periodically during the time that you own the contract. The expenses are for the year ended December 31, 2007. More detail concerning each fund's fees and expenses is contained in the prospectus for each fund.

                                                    Maximum      Minimum
                                                   ---------    --------
Total Annual Fund Operating Expenses
(expenses that are deducted from fund assets,
including management fees, distribution and/or
service (12b-1) fees, and other expenses):         1.07%        0.52%

The following table shows the expenses charged by each fund for the year ended December 31, 2007:

(as a percentage of each fund's average net assets):


                                       Managemen
                                          nt
                                         Fees    +     Fees    +   Expenses  =   Expenses *
Asset Allocation                       .31   %       .25   %       .01   %        .57   %
Blue Chip Income and Growth            .41           .25           .01            .67
Bond                                   .40           .25           .01            .66
Cash Management                        .32           .25           .01            .58
Global Bond                            .57           .25           .04            .86
Global Discovery                       .58           .25           .02            .85
Global Growth                          .53           .25           .02            .80
Global Growth and Income               .69           .25           .02            .96
Global Small Capitalization            .70           .25           .03            .98
Growth                                 .32           .25           .01            .58
Growth-Income                          .26           .25           .01            .52
High-Income Bond                       .47           .25           .01            .73
International                          .49           .25           .03            .77
International Growth and Income        .69           .25           .03            .97
New World                              .76           .25           .06           1.07
U.S. Government/AAA-Rated Securities   .45           .25           .01            .71


* The investment adviser is voluntarily waiving up to 10% of its management fee. The waiver may be discontinued at any time in consultation with the Series' board, but is expected to continue at its current level until further review. Total Expenses do not reflect this waiver. Information regarding the effect of any waiver on Total Expenses can be found in the Financial Highlights table in the Series' prospectus and in the audited financial statements in the Series' annual report.


Certain underlying funds have reserved the right to impose fees when fund shares are redeemed within a specified period of time of purchase ("redemption fees") not reflected in the table above. As of the date of this prospectus, none have done so. See The Contracts - Market Timing for a discussion of redemption fees.


For information concerning compensation paid for the sale of the contracts, see Distribution of the Contracts.

EXAMPLES

This Example is intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include contractowner transaction expenses, contract fees, separate account annual expenses, and fund fees and expenses.


The Example assumes that you invest $10,000 in the contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year, the maximum fees and expenses of any of the funds and that the EGMDB and the Guaranteed Income Benefit are in effect. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:



1) If you surrender your contract at the end of the applicable time period:




   1 year    3 years   5 years   10 years
----------- --------- --------- ---------
   $1,042    $1,833    $2,635    $4,538


2) If you do not surrender your contract at the end of the applicable time period:




 1 year   3 years   5 years   10 years
-------- --------- --------- ---------
   $442   $1,333    $2,235    $4,538


For more information, see Charges and Other Deductions in this prospectus, and the prospectuses for the funds. Premium taxes may also apply, although they do not appear in the examples. These examples should not be considered a representation of past or future expenses. Actual expenses may be more or less than those shown.



Summary of Common Questions
What kind of contract am I buying? It is an immediate individual variable annuity contract between you and Lincoln New York. This prospectus primarily describes the variable side of the contract. The contract combines variable regular income payments for life with the ability to make withdrawals during the access period. See The Contracts.

What is the variable annuity account (VAA)? It is a separate account we established under New York insurance law, and registered with the SEC as a unit investment trust. VAA assets are allocated to one or more subaccounts, according to your investment choices. VAA assets are not chargeable with liabilities arising out of any other business which we may conduct. See Variable Annuity Account.


What are Asset Allocation Models? Asset allocation models are designed to assist you in deciding how to allocate your purchase payments among the various subaccounts. Each model provides a diversified investment portfolio by combining different asset classes to help it reach its stated investment goal. See The Contracts - Asset Allocation Models.

What are Investment Requirements? If you elect the Guaranteed Income Benefit, you will be subject to certain requirements for your subaccount investments. You will be limited in how much you can invest in certain subaccounts. See The Contracts - Investment Requirements.

What are my investment choices? Based upon your instruction for purchase payments, the VAA applies your purchase payments to buy shares in one or more of the investment options. In turn, each fund holds a portfolio of securities consistent with its investment policy. See Investments of the Variable Annuity Account - Description of the Funds.


Who invests my money? The investment adviser for the funds is Capital Research and Management Company (CRMC), 333 South Hope Street, Los Angeles, California 90071. CRMC is registered as an investment adviser with the SEC. See Investments of the Variable Annuity Account-Investment Adviser.

How does the contract work? If we approve your application, we will send you a contract. When you purchase the contract you buy accumulation units. Your contract provides periodic variable lifetime income payments, a death benefit, and the ability to make withdrawals during a defined period of time (access period). For an additional charge, you may purchase a minimum payout floor, the Guaranteed Income Benefit. At the end of the access period your accumulation units are converted to annuity units. Your regular income payments will be based on the number of accumulation units or annuity units you have and the value of each unit on payout days. See The Contracts. Remember that participants in the VAA benefit from any gain, and take a risk of any loss, in the value of the securities in the funds' portfolios.

What charges do I pay under the contract? If you withdraw any portion of the purchase payment, you pay a surrender charge from 0% to 6% of the surrendered or withdrawn purchase payment, depending on how long the purchase payment has been invested in the contract. We may waive surrender charges in certain situations. See Charges and Other Deductions - Surrender Charges. We will deduct any applicable premium tax from the purchase payment or account value at the time the tax is incurred or at another time we choose.

See Expense Tables and Charges and Other Deductions for additional fees and expenses in these contracts.

The funds' investment management fees, 12b-1 fees, expenses and expense limitations, if applicable, are more fully described in the prospectuses for the funds.

For information about the compensation we pay for sales of contracts, see The Contracts - Distribution of the Contracts.

What purchase payments do I make? The minimum purchase payment for the contract is $50,000. After the periodic income commencement date, additional purchase payments cannot be accepted.


What is the Guaranteed Income Benefit? It is an additional option which guarantees that your regular income payments will never be less than the guaranteed income payment shown in your contract adjusted for withdrawals, regardless of the actual investment performance of your contract. If you elect this option you will be subject to Investment Requirements.


What happens if the annuitant dies before the end of the access period? You may elect to receive death benefit proceeds or continue receiving regular income payments if there is a secondary life. See The Contracts - Death Benefit.

May I transfer account value between variable options of the contract? Yes, subject to currently effective restrictions. For example, transfers made during the access period are generally restricted to no more than twelve (12) per contract year. See The Contracts - Transfers.

May I surrender the contract or make a withdrawal? Yes, during the access period, subject to contract requirements and to the restrictions of any qualified retirement plan through which the contract was purchased. A portion of surrender or withdrawal proceeds may be taxable. See Federal Tax Matters.

Do I get a free look at this contract? Yes. You can cancel the contract within ten days of the date you first receive the contract. You need to return the contract, postage prepaid, to our Servicing office. You assume the risk of any market drop on purchase payments you allocate to the variable side of the contract. See Return Privilege.


Where may I find more information about accumulation unit values? Because the subaccounts which are available under the contracts did not begin operation before the date of this prospectus, financial information for the subaccounts is not included in this Prospectus or in the SAI.




Investment Results
At times, the VAA may compare its investment results to various unmanaged indices or other variable annuities in reports to shareholders, sales literature and advertisements. The results will be calculated on a total return basis for various periods. Total returns include the reinvestment of all distributions, which are reflected in changes in unit value. The money market subaccount's yield is based upon investment performance over a 7-day period, which is then annualized.

During extended periods of low interest rates, the yields of any subaccount investing in a money market fund may also become extremely low and possibly negative.

The money market yield figure and annual performance of the subaccounts are based on past performance and do not indicate or represent future performance.



Lincoln Life & Annuity Company of New York

Lincoln New York (the Company) is a stock life insurance company chartered in New Jersey in 1897 and redomesticated to New York on April 2, 2007. Lincoln New York is a subsidiary of The Lincoln National Life Insurance Company (Lincoln
Life). Lincoln Life is an Indiana-domiciled insurance corporation, engaged primarily in the direct issuance of life insurance contracts and annuities. Lincoln Life is wholly owned by Lincoln National Corporation (LNC), a publicly held insurance and financial services holding company incorporated in Indiana. Lincoln New York is obligated to pay all amounts promised to policy owners under the policies. Guarantees provided within death benefit options and Living Benefit riders are backed by the claims-paying ability of Lincoln New York.

Lincoln Financial Group is the marketing name for Lincoln National Corporation (NYSE:LNC) and its affiliates. Lincoln Financial Group sells a wide variety of financial products and solutions through financial advisors: mutual funds, managed accounts, retirement solutions, life insurance, 401(k) and 403(b) plans, savings plans, institutional investments and comprehensive financial planning and advisory services




Variable Annuity Account (VAA)

On July 24, 1996, the VAA was established as an insurance company separate account under New York law. It is registered with the SEC as a unit investment trust under the provisions of the Investment Company Act of 1940 (1940 Act). The VAA is a segregated investment account, meaning that its assets may not be charged with liabilities resulting from any other business that we may conduct. Income, gains and losses, whether realized or not, from assets allocated to the VAA are, in accordance with the applicable annuity contracts, credited to or charged against the VAA. They are credited or charged without regard to any other income, gains or losses of Lincoln New York. We are the issuer of the contracts and the obligations set forth in the contract, other than those of the contractowner, are ours. The VAA satisfies the definition of a separate account under the federal securities laws. We do not guarantee the investment performance of the VAA. Any investment gain or loss depends on the investment performance of the funds. You assume the full investment risk for all amounts placed in the VAA.

The VAA is used to support other annuity contracts offered by us in addition to the contracts described in this prospectus. The other annuity contracts supported by the VAA generally invest in the same funds as the contracts described in this prospectus. These other annuity contracts may have different charges that could affect the performance of their subaccounts, and they offer different benefits.



Financial Statements

The financial statements of the VAA and the financial statements of Lincoln New York are located in the SAI. If you would like a free copy of the SAI, complete and mail the request on the last page of this prospectus, or call
1-800-942-5500.




Investments of the Variable Annuity Account
You decide the subaccount(s) to which you allocate purchase payments. There is a separate subaccount which corresponds to each class of each fund. You may change your allocation without penalty or charges. Shares of the funds will be sold at net asset value with no initial sales charge to the VAA in order to fund the contracts. The funds are required to redeem fund shares at net asset value upon our request.


Investment Adviser

The investment adviser for the funds is Capital Research and Management Company
(CRMC), 333 South Hope Street, Los Angeles, California 90071. CRMC is one of the nation's largest and oldest investment management organizations. As compensation for its services to the fund, the investment adviser receives a fee from the fund which is accrued daily and paid monthly. This fee is based on the net assets of each fund, as defined, in the prospectus for the fund.


Administrative, Marketing and Support Service Fees

The American Funds offered as part of this contract make payments to us under their distribution plans (12b-1 plans) in consideration of services provided and expenses incurred by us in distributing Fund shares. The payment rate is 0.25% based on the amount of assets invested in the Funds. Payments made out of the assets of the fund will reduce the amount of assets that otherwise would be available for investment, and will reduce the return on your investment. The dollar amount of future asset-based fees is not predictable because these fees are a percentage of the fund's average net assets, which can fluctuate over time. If, however, the value of the funds goes up, then so would the payment to us (or our affiliates). Conversely, if the value of the funds goes down, payments to us or our affiliates would decrease.


Description of the Funds

Each of the subaccounts of the VAA is invested solely in shares of one of the funds available under the contract. Each fund may be subject to certain investment policies and restrictions which may not be changed without a majority vote of shareholders of that fund.

We select the funds offered through the contract based on several factors, including, without limitation, asset class coverage, the strength of the manager's reputation and tenure, brand recognition, performance, and the capability and qualification of each sponsoring investment firm. Another factor we consider during the initial selection process is whether the fund or an affiliate of the fund will make payments to us or our affiliates. We review each fund periodically after it is selected. Upon review, we may remove a fund or restrict allocation of additional purchase payments to a fund if we determine the fund no longer meets one or more of the factors and/or if the fund has not attracted significant contractowner assets. Finally, when we develop a variable annuity product in cooperation with a fund family or distributor (e.g., a "private label" product), we generally will include funds based on recommendations made by the fund family or distributor, whose selection criteria may differ from our selection criteria.

Certain funds offered as part of this contract have similar investment objectives and policies to other portfolios managed by the adviser. The investment results of the funds, however, may be higher or lower than the other portfolios that are managed by the adviser or sub-adviser. There can be no assurance, and no representation is made, that the investment results of any of the funds will be comparable to the investment results of any other portfolio managed by the adviser or sub-adviser, if applicable.


Following are brief summaries of the fund descriptions. More detailed information may be obtained from the current prospectus for the fund. You should read each fund prospectus carefully before investing. Please be advised that there is no assurance that any of the funds will achieve their stated objectives.

American Funds Insurance SeriesSM, advised by Capital Research and Management Company

  o Asset Allocation Fund (Class 2): Current income.

  o Blue Chip Income and Growth Fund (Class 2): Income and growth.

  o Bond Fund (Class 2): Current income.

  o Cash Management Fund (Class 2): Preservation of capital.

  o Global Bond Fund (Class 2): Total return.

  o Global Discovery Fund (Class 2): Long-term growth.

  o Global Growth Fund (Class 2): Long-term growth.

  o Global Growth and Income Fund (Class 2): Growth and income.

  o Global Small Capitalization Fund (Class 2): Long-term growth.

  o Growth Fund (Class 2): Long-term growth.

  o Growth-Income Fund (Class 2): Growth and income.

  o High-Income Bond Fund (Class 2): High current income.

  o International Fund (Class 2): Long-term growth.


  o International Growth and Income Fund (Class 2): Long-term growth


  o New World Fund (Class 2): Long-term growth.

  o U.S. Government/AAA Rated Securities Fund (Class 2): High current income.


Fund Shares

We will purchase shares of the funds at net asset value and direct them to the appropriate subaccounts of the VAA. We will redeem sufficient shares of the appropriate funds to pay annuity payouts, death benefits, surrender/withdrawal proceeds or for other purposes described in the contract. If you want to transfer all or part of your investment from one subaccount to another, we may redeem shares held in the first and purchase shares of the other. Redeemed shares are retired, but they may be reissued later.

Shares of the funds are not sold directly to the general public. They are sold to us, and may be sold to other insurance companies, for investment of the assets of the subaccounts established by those insurance companies to fund variable annuity and variable life insurance contracts.

When a fund sells any of its shares both to variable annuity and to variable life insurance separate accounts, it is said to engage in mixed funding. When a fund sells any of its shares to separate accounts of unaffiliated life insurance companies, it is said to engage in shared funding.

The funds currently engage in mixed and shared funding. Therefore, due to differences in redemption rates or tax treatment, or other considerations, the interest of various contractowners participating in a fund could conflict. Each of the fund's Board of Directors will monitor for the existence of any material conflicts, and determine what action, if any, should be taken. The funds do not foresee any disadvantage to contractowners arising out of mixed or shared funding. If such a conflict were to occur, one of the separate accounts might withdraw its investment in a fund. This might force a fund to sell portfolio securities at disadvantageous prices. See the prospectuses for the funds.


Reinvestment of Dividends and Capital Gain Distributions

All dividends and capital gain distributions of the funds are automatically reinvested in shares of the distributing funds at their net asset value on the date of distribution. Dividends are not paid out to contractowners as additional units, but are reflected as changes in unit values.


Addition, Deletion Or Substitution of Investments

We reserve the right, within the law, to make certain changes to the structure and operation of the VAA at our discretion and without your consent. We may add, delete, or substitute funds for all contract owners or only for certain classes of contractowners. New or substitute funds may have different fees and expenses, and may only be offered to certain classes of contractowners.

Substitutions may be made with respect to existing investments. We may close subaccounts to allocations of account value at any time in our sole discretion. The funds, which sell their shares to the subaccounts pursuant to participation agreements, also may terminate these agreements and discontinue offering their shares to the subaccounts.


Substitutions might also occur if shares of a fund should no longer be available, or if investment in any fund's shares should become inappropriate, in the judgment of our management, for the purposes of the contract, or for any other reason in our sole discretion and after approval from the SEC.

We also may:
 o remove, combine, or add subaccounts and make the new subaccounts available to you at our discretion;
 o transfer assets supporting the contracts from one subaccount to another or from the VAA to another separate account;
 o combine the VAA with other separate accounts and/or create new separate accounts;
 o deregister the VAA under the 1940 Act; and
 o operate the VAA as a management investment company under the 1940 Act or as any other form permitted by law.

We may modify the provisions of the contracts to reflect changes to the subaccounts and the VAA and to comply with applicable law. We will not make any changes without any necessary approval by the SEC. We will also provide you written notice.



Charges And Other Deductions
We will deduct the charges described below to cover our costs and expenses, services provided and risks assumed under the contracts. We incur certain costs and expenses for the distribution and administration of the contracts and for providing the benefits payable thereunder.

Our administrative services include:
 o processing applications for and issuing the contracts;
 o processing purchases and redemptions of fund shares as required (including dollar cost averaging, cross-reinvestment and portfolio rebalancing - See Additional Services and the SAI for more information on these programs);
 o maintaining records;
 o administering regular income payments;
 o furnishing accounting and valuation services (including the calculation and monitoring of daily subaccount values);
 o reconciling and depositing cash receipts;
 o providing contract confirmations;
 o providing toll-free inquiry services; and
 o furnishing telephone and electronic fund transfer services.

The mortality and expense risks we assume include:
 o the risk that annuitants receiving regular income payments under contracts live longer than we assumed;
 o the risk that more owners than expected will qualify for waivers of the surrender charge;

 o the risk that death benefits paid will exceed the actual account value;

 o the risk that our costs in providing the services will exceed our revenues from contract charges (which we cannot change); and
 o the risk that, if the Guaranteed Income Benefit is in effect, the required regular income payments will exceed the account value.

The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the description of the charge. For example, the contingent deferred sales charge collected may not fully cover all of the sales and distribution expenses actually incurred by us. Any remaining expenses will be paid from our general account which may consist, among other things, of proceeds derived from mortality and expense risk charges deducted from the account. We may profit from one or more of the fees and charges deducted under the contract. We may use these profits for any corporate purpose, including financing the distribution of the contracts.


Deductions from the VAA

We apply to the average daily net asset value of the subaccounts a charge which is equal to an annual rate of:

 During the Access Period:



                                                              Guarantee of         Enhanced Guaranteed
                                           Account Value      Principal Death      Minimum Death
                                           Death Benefit      Benefit              Benefit (EGMDB)
                                           ---------------    -----------------    --------------------
o   Mortality and expense risk charge          1.40%               1.45%                  1.70%
o   Administrative charge                      0.10%               0.10%                  0.10%
                                                                                                           --
o   Total annual charge for each
    subaccount without Guaranteed
    Income Benefit                             1.50%               1.55%                  1.80%
o   Guaranteed Income Benefit
    Maximum charge (optional)*                 1.50%               1.50%                  1.50%
o   Total annual charge for each
    subaccount with Guaranteed
    Income Benefit                             3.00%               3.05%                  3.30%



* The current Guaranteed Income Benefit charge is .50% of Account Value. The percentage charge will change to the current charge in effect upon election of a new step-up period, not to exceed the guaranteed maximum annual charge of 1.50% of Account Value.



     During the Lifetime Income Period:




o   Mortality and expense risk charge      1.40%
o   Administrative charge                  0.10%
o   Total annual charge for each
    subaccount without Guaranteed
    Income Benefit                         1.50%
o   Guaranteed Income Benefit
    Maximum charge(optional)*              1.50%
o   Total annual charge for each
    subaccount with Guaranteed
    Income Benefit                         3.00%



* The current Guaranteed Income Benefit charge is .50% of Account Value. The percentage charge will change to the current charge in effect upon election of a new step-up period, not to exceed the guaranteed maximum annual charge of 1.50% of Account Value.


Guaranteed Income Benefit

The Guaranteed Income Benefit is subject to a current annual charge of 0.50% of Account Value, which is added to the i4LIFE (Reg. TM) Advantage charge for a total current percentage charge of 2.00% of the Account Value for the i4LIFE (Reg. TM) Advantage Account Value death benefit and 2.05% for the i4LIFE (Reg.
TM) Advantage Guarantee of Principal death benefit. The annual charge is 2.30% if the i4LIFE (Reg. TM) Advantage EGMDB is elected. The Guaranteed Income Benefit percentage charge will not change unless you elect additional 5-year step-up periods during which the Guaranteed Income Benefit is stepped up to 75% of the current regular income payment. At the time you elect a new 5-year period, the percentage charge will change to the current charge in effect at that time (if the current charge has changed) up to the guaranteed maximum annual charge of 1.50% of Account Value. i4LIFE (Reg. TM) Advantage charges are in addition to the Guaranteed Income Benefit charges. If your percentage charge is increased, you may ask us to reverse the step-up by giving us notice within 30 days after the periodic income commencement anniversary. If we receive this notice, we will decrease your Guaranteed Income Benefit and percentage charge to the amounts they were before the step-up occurred. Increased fees collected during the 30 day period will be refunded into your contract. You will have no more annual step-ups unless you notify us that you with to start a new 5-year step-up period.



Surrender Charge

A surrender charge applies (except as described below) to surrenders and withdrawals of a purchase payment that has been invested for the periods indicated as follows:


                                                                   Number of contract anniversaries since
                                                                       purchase payment was invested
                                                               ----------------------------------------------
                                                                0     1     2     3     4     5     6     7+
      Surrender charge as a percentage of the surrendered or   6 %   6 %   5 %   5 %   4 %   3 %   2 %   0
      withdrawn purchase payments

A surrender charge does not apply to:
 o A surrender or withdrawal of a purchase payment beyond the seventh contract anniversary;
 o Withdrawals of contract value during a contract year to the extent that the total contract value withdrawn during the current contract year does not exceed the free amount which is equal to the greater of 10% of the current contract value or 10% of the total purchase payments (this does not apply upon surrender of the contract);
 o A surrender of the contract as a result of the death of the contractowner, joint owner or annuitant;
 o Regular income payments;
 o A surrender or withdrawal of any purchase payments as a result of admittance of the contractowner into an accredited nursing home or equivalent health care facility, where the admittance into such facility occurs after the effective date of the contract and the owner has been confined for at least 90 consecutive days;
 o A surrender or withdrawal of any purchase payments after the onset of a permanent and total disability of the contractowner as defined in Section 22(e)(3) of the tax code, if the disability occurred after the effective date of the contract and before the 65th birthday of the contractowner and has existed continuously for 12 months.
 o A surrender or withdrawal of any purchase payments as a result of the diagnosis of a terminal illness that is after the effective date of the contract and results in a life expectancy of less than one year as determined by a qualified professional medical practitioner.

For purposes of calculating the surrender charge on withdrawals, we assume that:

1. The free amount will be withdrawn from the purchase payment.

2. Any amount withdrawn above the free amount during a contract year will be withdrawn in the following order:
  o from the purchase payment (until exhausted); then
  o from earnings until exhausted.

We apply the surrender charge as a percentage of the purchase payment, which means that you would pay the same surrender charge at the time of surrender regardless of whether your contract value has increased or decreased. The surrender charges associated with surrender or withdrawal are paid to us to compensate us for the loss we experience on contract distribution costs when contractowners surrender or withdraw before distribution costs have been recovered.

If the contractowner is a corporation or other non-individual (non-natural person), the annuitant or joint annuitant will be considered the contractowner or joint owner for purposes of determining when a surrender charge does not apply.


Deductions for Premium Taxes

Any premium tax or other tax levied by any governmental entity as a result of the existence of the contracts or the VAA will be deducted from the account value when incurred, or at another time of our choosing.

The applicable premium tax rates that states and other governmental entities impose on the purchase of an annuity are subject to change by legislation, by administrative interpretation or by judicial action. These premium taxes generally depend upon the law of your state of residence. The tax ranges from zero to 3.5%. Currently, there is no premium tax levied for New York residents.



Other Charges and Deductions

There are additional deductions from and expenses paid out of the assets of the underlying funds that are more fully described in the prospectuses for the funds. Among these deductions and expenses are 12b-1 fees which reimburse us or an affiliate for certain expenses incurred in connection with certain administrative and distribution support services provided to the funds.


Additional Information

The charges described previously may be reduced or eliminated for any particular contract. However, these reductions may be available only to the extent that we anticipate lower distribution and/or administrative expenses, or that we perform fewer sales or administrative services than those originally contemplated in establishing the level of those charges, or when required by law. Lower distribution and administrative expenses may be the result of economies associated with:
 o the use of mass enrollment procedures,
 o the performance of administrative or sales functions by the employer,
 o the use by an employer of automated techniques in submitting deposits or information related to deposits on behalf of its employees, or
 o any other circumstances which reduce distribution or administrative expenses.

The exact amount of charges and fees applicable to a particular contract will be stated in that contract.

The Contracts

Purchase of Contracts
If you wish to purchase a contract, you must apply for it through a sales representative authorized by us. Certain broker-dealers may not offer all of the features discussed in this prospectus. The completed application is sent to us and we decide whether to accept or reject it. If the application is accepted, a contract is prepared and executed by our legally authorized officers. The contract is then sent to you through your sales representative. See Distribution of the Contracts.

When a completed application and all other information necessary for processing a purchase order is received at our Servicing office, an initial purchase payment will be priced no later than two business days after we receive the order. If you submit your application and/or initial purchase payment to your agent, we will not begin processing your purchase order until we receive the application and initial purchase payment from your agent's broker-dealer. While attempting to finish an incomplete application, we may hold the initial purchase payment for no more than five business days unless we receive your consent to our retaining the payment until the application is completed. If the incomplete application cannot be completed within those five days and we have not received your consent, you will be informed of the reasons, and the purchase payment will be returned immediately. Once the application is complete, we will allocate your initial purchase payment within two business days.


Who Can Invest


To apply for a contract, you must be of legal age in a state where the contracts may be lawfully sold and also be eligible to participate in any of the qualified and nonqualified plans for which the contracts are designed. At the time of issue, the contractowner, joint owner and annuitant must be under age 86. Certain death benefit options may not be available at all ages. To help the government fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions to obtain, verify, and record information that identifies each person who opens an account. When you open an account, we will ask for your name, address, date of birth, and other information that will allow us to identify you. We may also ask to see your driver's license, photo i.d. or other identifying documents.


In accordance with money laundering laws and federal economic sanction policy, the Company may be required in a given instance to reject a purchase payment and/or freeze a contractowner's account. This means we could refuse to honor requests for transfers, withdrawals, surrenders or death benefits. Once frozen, monies would be moved from the VAA to a segregated interest-bearing account maintained for the contractowner, and held in that account until instructions are received from the appropriate regulator.

If you are purchasing the contract through a tax-favored arrangement, including traditional IRAs and Roth IRAs, you should consider carefully the costs and benefits of the contract (including annuity income benefits) before purchasing the contract, since the tax-favored arrangement itself provides tax-deferred growth.


Replacement of Existing Insurance

Careful consideration should be given prior to surrendering or withdrawing money from an existing insurance contract to purchase the contract described in this prospectus. Surrender charges may be imposed on your existing contract and/or a new surrender charge period may be imposed with the purchase of, or transfer into, this contract. An investment representative or tax adviser should be consulted prior to making an exchange. Cash surrenders from an existing contract may be subject to tax and tax penalties.


Purchase Payments

The minimum purchase payment for the contract is $50,000. Additional purchase payments are not permitted.


Valuation Date

Accumulation and annuity units will be valued once daily at the close of trading (normally, 4:00 p.m., New York time) on each day the New York Stock Exchange is open (valuation date). On any date other than a valuation date, the accumulation unit value and the annuity unit value will not change.


Allocation of Purchase Payments

Purchase payments allocated to the variable account are placed into the VAA's subaccounts, according to your instructions.


The minimum amount of any purchase payment which can be put into any one subaccount is $20.

If we receive your purchase payment from you or your broker-dealer in good order at our Servicing office prior to 4:00 p.m., New York time, we will use the accumulation unit value computed on that valuation date when processing your purchase payment. If we receive your purchase payment at or after 4:00 p.m., New York time, we will use the accumulation unit value computed on the next valuation date. If you submit your purchase payment to your representative, we will generally not begin processing the purchase payment until we receive it from your representative's broker-dealer. If your broker-dealer submits your purchase payment to us through the Depository Trust and Clearing Corporation (DTCC) or, pursuant to terms agreeable to us, uses a proprietary order placement system to submit your purchase payment to us, and your purchase payment was placed with your broker-dealer prior to 4:00 p.m., New York time, then we will use the accumulation unit value computed on that valuation date when processing your purchase payment. If your purchase payment was placed with your broker-dealer at or after 4:00 p.m. New York time, then we will use the accumulation unit value computed on the next valuation date.

The number of accumulation units determined in this way is not impacted by any subsequent change in the value of an accumulation unit. However, the dollar value of an accumulation unit will vary depending not only upon how well the underlying fund's investments perform, but also upon the expenses of the VAA and the underlying funds.



Valuation of Accumulation Units

Purchase payments allocated to the VAA are converted into accumulation units. This is done by dividing the amount allocated by the value of an accumulation unit for the valuation period during which the purchase payments are allocated to the VAA. The accumulation unit value for each subaccount was or will be established at the inception of the subaccount. It may increase or decrease from valuation period to valuation period. Accumulation unit values are affected by investment performance of the funds, fund expenses, and the contract charges. The accumulation unit value for a subaccount for a later valuation period is determined as follows:

1. The total value of the fund shares held in the subaccount is calculated by multiplying the number of fund shares owned by the subaccount at the beginning of the valuation period by the net asset value per share of the fund at the end of the valuation period, and adding any dividend or other distribution of the fund if an ex-dividend date occurs during the valuation period; minus

2. The liabilities of the subaccount at the end of the valuation period; these liabilities include daily charges imposed on the subaccount, and may include a charge or credit with respect to any taxes paid or reserved for by us that we determine result from the operations of the VAA; and

3. The result is divided by the number of subaccount units outstanding at the beginning of the valuation period.

The daily charges imposed on a subaccount for any valuation period are equal to the daily mortality and expense risk charge and the daily administrative charge multiplied by the number of calendar days in the valuation period. Contracts with different features have different daily charges, and therefore, will have different corresponding accumulation unit values on any given day.

In certain circumstances, and when permitted by law, it may be prudent for us to use a different standard industry method for this calculation, called the Net Investment Factor method. We will achieve substantially the same result using either method.


Valuation of Annuity Units

The annuity unit value for any valuation period for any variable subaccount is determined by multiplying the annuity unit value for the immediately preceding valuation period by 'A' divided by 'B', where:

'A' is a variable subaccount's accumulation unit value as of the end of the current valuation period divided by the accumulation unit value of the same variable subaccount as of the end of the immediately preceding valuation period; and

'B' is the daily factor raised to a power equal to the number of days in the current valuation period, where the daily factor is equal to (1+ assumed interest rate) raised to the power of 1/365.


Regular Income Payments During The Access Period


This contract provides for variable, periodic regular income payments for the life of the annuitant (and a secondary life if desired) and access to your account value during the access period. When you purchase your contract, you choose the annuitant, secondary life if applicable, the date you will receive the initial regular income payment (which must be within one year of the contract effective date), the frequency of the payments (monthly, quarterly, semi-annually or annually), how often the payment is recalculated, the length of the access period and the assumed investment return. For qualified contracts, the secondary life must be your spouse, and both the annuitant and secondary life must be older than 591/2. These choices will influence the amount of your regular income payments.

Regular income payments must begin within one year of the contract effective date. If you do not choose a payment frequency, the default is a monthly frequency. You may also elect to have regular income payments from non-qualified contracts recalculated only once each year rather than recalculated at the time of each payment. This results in level regular income payments between recalculation dates. Qualified contracts are only recalculated once per year, at the beginning of each calendar year. You also choose the assumed investment return. Return rates of 3%, 4% or 5% may be available. The higher the assumed investment return you choose, the higher your initial regular income payment will be and the higher the return must be to increase subsequent regular income payments. You also choose the length of the access period. Generally, shorter access periods will produce higher regular income payments than longer access periods. At this time, changes can only be made on periodic income commencement date anniversaries.


Regular income payments are not subject to any surrender charges. For information regarding income tax consequences of regular income payments, please refer to Federal Tax Matters - Taxation of Regular Income Payments.

The amount of the initial regular income payment is determined on the periodic income commencement date by dividing the account value (or, if within 90 days of the effective date of the contract, the purchase payment if greater), less applicable premium taxes by 1000 and multiplying the result by an annuity factor. The annuity factor is based upon:

 o the age and sex of the annuitant and secondary life, if applicable;
 o the length of the access period selected;
 o the frequency of the regular income payments;
 o the assumed investment return you selected; and
 o the Individual Annuity Mortality table specified in your contract.


The annuity factor used to determine the regular income payments reflects the fact that, during the access period, you have the ability to withdraw the entire account value and that a death benefit of the entire account value will be paid to your beneficiary upon your death. These benefits during the access period result in a slightly lower regular income payment, during both the access period and the lifetime income period, than would be payable if this access was not permitted and no lump-sum death benefit of the full account value was payable (The contractowner must elect an Access Period of no less than the minimum Access Period which is currently set at 5 years). The annuity factor also reflects the requirement that there be sufficient account value at the end of the access period to continue your regular income payments for the remainder of your life (and/or the secondary life if applicable), during the Lifetime Income Period, with no further access or death benefit.

The account value will vary with the actual net investment return of the subaccounts selected, which then determines the subsequent regular income payments during the access period. Each subsequent regular income payment (unless the levelized option is selected) is determined by dividing the account value on the applicable valuation date by 1000 and multiplying this result by an annuity factor revised to reflect the declining length of the access period. As a result of this calculation, the actual net returns in the account value are measured against the assumed investment return to determine subsequent regular income payments. If the actual net investment return (annualized) for the contract exceeds the assumed investment return, the regular income payment will increase at a rate approximately equal to the amount of such excess. Conversely, if the actual net investment return for the contract is less than the assumed investment return, the regular income payment will decrease. For example, if net investment return is 3% higher (annualized) than the assumed investment return, the regular income payment for the next year will increase by approximately 3%. Conversely, if actual net investment return is 3% lower than the assumed investment return, the regular income payment will decrease by approximately 3%. If a higher assumed investment return is selected, regular income payments will start at a higher level but will decrease more rapidly or increase more slowly. See Examples of Regular Income Payment Calculations in the SAI.


Withdrawals made during the access period will also reduce the account value that is available for regular income payments, and subsequent regular income payments will be reduced in the same proportion that withdrawals reduce the account value.

For a joint life option, if either the annuitant or secondary life dies during the access period, regular income payments will be recalculated using a revised annuity factor based on the single surviving life, if doing so provides a higher regular income payment. For nonqualified contracts, if both the annuitant and secondary life,if applicable, die during the access period, the annuity factor will be revised for a non-life contingent regular income payment and regular income payments will continue until the account value is fully paid out and the access period ends. As an alternative, a death benefit may be paid. For qualified contracts, if the annuitant and secondary life, if applicable. both die during the access period, the contract (and the Guaranteed Income Benefit, if applicable) will terminate and a death benefit will be paid. See The Contracts - Death Benefit.


Regular Income Payments During The Lifetime Income Period

The lifetime income period begins at the end of the access period if either the annuitant or secondary life is living. Your earlier elections regarding the frequency of regular income payments, assumed investment return and the frequency of the recalculation do not change. The initial regular income payment during the lifetime income period is determined by dividing the account value on the last valuation date of the access period by 1000 and multiplying the result by an annuity factor revised to reflect that the access period has ended. The annuity factor is based upon:
 o the age and sex of the annuitant and secondary life (if living);
 o the frequency of the regular income payments;
 o the assumed investment return you selected; and
 o the Individual Annuity Mortality table specified in your contract.


The impact of the length of the access period and any withdrawals made during the access period will continue to be reflected in the regular income payments during the lifetime income period. See Examples of Regular Income Payment Calculations in the SAI. To determine subsequent regular income payments, the contract is credited with a fixed number of annuity units equal to the initial regular income payment (during the lifetime income period) divided by the annuity unit value (by subaccount). Subsequent regular income payments are determined by multiplying the number of annuity units per subaccount by the annuity unit value. Your regular income payments will vary based on the value of your annuity units. If your regular income payments are adjusted on an annual basis, the total of the annual payment is transferred to Lincoln New York's general account to be paid out based on the payment mode you selected. Your payment(s) will not be affected by market performance that year. Your regular income payment(s) for the following year will be recalculated at the beginning of the following year based on the current value of the annuity units.


Regular income payments will continue for as long as the annuitant or secondary life, if applicable, is living, and will continue to be adjusted for investment performance of the subaccounts your annuity units are invested in. Regular income payments vary with investment performance.


During the lifetime income period, there is no longer an account value; therefore, no withdrawals are available and no death benefit is payable.


Access Period

You select the access period, which begins on the periodic income commencement date. The access period is a defined period of time during which we pay variable, periodic regular income payments and provide a death benefit, and during which you may surrender the contract and make withdrawals from your account value (defined below). At the end of the access period, the remaining account value is used to make regular income payments for the rest of your life (or the secondary life if applicable) and you will no longer be able to make withdrawals or surrenders or receive a death benefit.

We will establish the minimum (currently 5 years) and maximum (currently to age 115 for non-qualified contracts; to age 100 for qualified contracts) access periods. Generally, shorter access periods will produce a higher initial regular income payment than longer access periods. At any time during the access period, and subject to the rules in effect at that time, you may extend or shorten the access period by sending us notice. Currently, if you extend the access period, it must be extended at least 5 years. If you change the access period, subsequent regular income payments will be adjusted accordingly, and the account value remaining at the end of the new access period will be applied to continue regular income payments for your life. Additional limitations on issue ages and features may be necessary to comply with the IRC provisions for required minimum distributions. We may reduce or terminate the access period in order to keep the regular income payments in compliance with IRC provisions for required minimum distributions. The minimum access period requirements for Guaranteed Income Benefits are longer than the requirements for contracts without a Guaranteed Income Benefit. Shortening the access period will terminate the Guaranteed Income Benefit.


Account Value


The account value is the amount available to you during the access period for withdrawals, surrender or as a death benefit. The initial account value is the contract value on the valuation date, less any applicable premium taxes. During the access period, the account value will be increased/decreased by any investment gains/losses and will be reduced by regular income payments and Guaranteed Income Benefit payments made as well as any withdrawals taken.


After the access period ends, the remaining account value will be applied to continue regular income payments for your life and the account value will be reduced to zero.


Guaranteed Income Benefit


The Guaranteed Income Benefit may be elected at the time the contract is purchased or at anytime during the access period (if the minimum access period requirements can be met). Check with your investment representative regarding the availability of this benefit. Election of this rider will limit how much you can invest in certain subaccounts. See The Contracts - Investment Requirements.


There is no guarantee that this Guaranteed Income Benefit option will be available to elect in the future, as we reserve the right to discontinue this option for new elections at any time. We also reserve the right to change the assumed investment return for future purchasers only, at any time.

If the Guaranteed Income Benefit is in effect, your regular income payments will never be less than a guaranteed minimum amount, regardless of the actual investment performance of your contract. The Guaranteed Income Benefit is equal to 75% of the initial regular income payment if elected at contract issue. If the Guaranteed Income Benefit is elected after issue, it will equal 75% of the regular income payment based on the account value on the effective date of the election.

The Guaranteed Income Benefit is reduced by withdrawals (other than regular income payments) in the same proportion that the withdrawals reduce the account value. Additional withdrawals from account value will also reduce your death benefit. You may want to discuss the impact of additional withdrawals with your financial adviser.

The following example demonstrates the impact of a withdrawal on the regular income payments and the Guaranteed Income Benefit payments:





         o i4LIFE (Reg. TM) Regular Income Payment before Withdrawal      $  1,200
         o Guaranteed Income Benefit before Withdrawal                    $    900
         o Account Value at time of Additional Withdrawal                 $150,000
         o Additional Withdrawal                                          $ 15,000   (a 10% withdrawal)



Reduction in i4LIFE (Reg. TM) Regular Income payment for Withdrawal = $1,200 X
 10 % = $120
     i4LIFE (Reg. TM) Regular Income payment after Withdrawal = $1,200 - $120 = $1,080

Reduction in Guaranteed Income Benefit for Withdrawal = $900 X 10% = $90
     Guaranteed Income Benefit after Withdrawal = $900 - $90 = $810

If the amount of your i4LIFE (Reg. TM) Advantage regular income payment (which is based on your account value) has fallen below the Guaranteed Income Benefit, because of poor investment results, a payment equal to the Guaranteed Income Benefit is the minimum payment you will receive. If the Guaranteed Income Benefit is paid, it will be paid with the same frequency as your regular income payment. If your regular income payment is less than the Guaranteed Income Benefit, we will reduce the account value by the regular income payment plus an additional amount equal to the difference between your regular income payment and the Guaranteed Income Benefit (In other words, Guaranteed Income Benefit payments reduce the Account Value by the entire amount of the Guaranteed Income Benefit payment.) (Regular income payments also reduce the Account Value). This withdrawal will be made from the variable subaccounts on a pro-rata basis according to your investment allocations.

If your account value reaches zero as a result of withdrawals to provide the Guaranteed Income Benefit, we will continue to pay you an amount equal to the Guaranteed Income Benefit. If your account value reaches zero, your access period will end and your Lifetime Income Period will begin. Additional amounts withdrawn from the account value to provide the Guaranteed Income Benefit may terminate your access period earlier than originally scheduled, and will reduce your death benefit. If your account value equals zero, no death benefit will be paid. See Death Benefits. After the access period ends, we will continue to pay the Guaranteed Income Benefit for as long as the annuitant (or the secondary life, if applicable) is living. If the market performance in your contract is sufficient to provide regular income payments at a level that exceeds the Guaranteed Income Benefit, the Guaranteed Income Benefit will never come into effect.

The following example illustrates how poor investment performance, which results in a Guaranteed Income Benefit payment affects the account value:





         o i4LIFE (Reg. TM) Account Value before market decline     $135,000
         o i4LIFE (Reg. TM) Account Value after market decline      $100,000
         o Guaranteed Income Benefit                                $    810
         o Regular Income Payment after market decline              $    769
         o Account Value after market decline and Guaranteed        $ 99,190
         Income Benefit payment



The contractowner receives an amount equal to the Guaranteed Income Benefit. The entire amount of the Guaranteed Income Benefit is deducted from the Account Value.

The Guaranteed Income Benefit will automatically Step-Up every year on the periodic income commencement date anniversary to 75% of the current regular income payment, if that result is greater than the immediately prior Guaranteed Income Benefit. The step-up will occur on every periodic income commencement date anniversary during a 5-year step-up period. At the end of a 5-year step-up period, you may elect a new 5-year step-up period by submitting a written request to the Home Office. If you prefer, when you start the Guaranteed Income Benefit, you can request that we administer this election for you. At the time of the reset of the 5-year step-up period, the i4LIFE (Reg. TM) Guaranteed Income Benefit percentage charge may increase subject to the guaranteed maximum charge of 1.50%. If your percentage charge is increased, you may ask us to reverse the step-up by giving us notice within 30 days after the periodic income commencement anniversary. If we receive this notice, we will decrease your Guaranteed Income Benefit and percentage charge to the amounts they were before the step-up occurred. Increased fees collected during the 30 day period will be refunded into your contract. You will have no more annual step-ups unless you notify us that you wish to start a new 5-year step-up period. i4LIFE (Reg. TM) Advantage charges are in addition to the Guaranteed Income Benefit charges.



Impacts to Regular Income Payments

When you select this Guaranteed Income Benefit, certain restrictions apply to your contract:
 o A 4% assumed investment return (AIR) will be used to calculate the regular income payments.

 o The minimum access period required for this benefit is the longer of 15 years or the difference between the age of the annuitant (or, the younger of annuitant and secondary life) (nearest birthday) and age 85.
 o The maximum access period available for this benefit is to age 115 of the annuitant (or younger of annuitant and secondary life) for non-qualified contracts; to age 100 of the annuitant for qualified contracts.

If you choose to lengthen your access period, (which must be increased by a minimum of 5 years) thereby reducing your regular income payment, your i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit will also be reduced. The i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit will be reduced in proportion to the reduction in the regular income payment. If you choose to shorten your access period, the i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit will terminate.

The following is an example of what happens when you extend the access period:

     Assume:
     i4LIFE (Reg. TM) Advantage remaining Access Period = 10 years Current i4LIFE (Reg. TM) Advantage regular income payment = $6375 Current Guaranteed Income Benefit = $5692

     Extend Access Period 5 years:
     i4LIFE (Reg. TM) Advantage regular income payment after extension = $5355 Percentage change in i4LIFE (Reg. TM) Advantage regular income payment =
 $5355 - $6375 = 84%
     New Guaranteed Income Benefit = $5692 x 84% = $4781



Termination of Guaranteed Income Benefit


The i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit will terminate due to any of the following events:
  o the death of the annuitant (or the later of the death of the annuitant or secondary life if a joint payout was elected); or

  o a contractowner requested decrease in the access period or a change to the regular income payment frequency; or

  o upon written notice to us; or
  o assignment of the contract.


A termination due to a decrease in the access period, a change in the regular income payment frequency, or upon written notice from the contractowner will be effective as of the valuation date on the next periodic income commencement date anniversary. Termination will be only for the i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit and not the i4LIFE (Reg. TM) Advantage election, unless otherwise specified.


If you terminate the i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit you may be able to re-elect it, if available, after one year. The election will be treated as a new purchase, subject to the terms and charges in effect at the time of election and the i4LIFE (Reg. TM) Advantage regular income payments will be recalculated. The i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit will be based on the account value at the time of the election.


Death Benefits

i4LIFE (Reg. TM) Advantage Account Value Death Benefit. The i4LIFE (Reg. TM) Advantage account value death benefit is available during the access period. This death benefit is equal to the account value as of the valuation date on which we approve the payment of the death claim. You may not change this death benefit once it is elected.

i4LIFE (Reg. TM) Advantage Guarantee of Principal Death Benefit. The i4LIFE (Reg. TM) Advantage Guarantee of Principal death benefit is available during the access period and will be equal to the greater of:
 o the account value as of the valuation date we approve the payment of the claim; or
 o the sum of all purchase payments, less the sum of regular income payments and other withdrawals where:
  o regular income payments, including withdrawals to provide the Guaranteed Income Benefits, reduce the death benefit by the dollar amount of the payment; and
  o all other withdrawals, if any, reduce the death benefit in the same proportion that withdrawals reduce the account value.

In a declining market, withdrawals which are deducted in the same proportion that withdrawals reduce the account value, may have a magnified effect on the reduction of the death benefit payable. All references to withdrawals include deductions for applicable charges and premium taxes, if any.

The following example demonstrates the impact of a proportionate withdrawal on your death benefit:



         o i4LIFE (Reg. TM) Advantage Guarantee of Principal Death Benefit     $200,000
         o Total i4LIFE (Reg. TM) Regular Income payments                      $ 25,000
         o Additional Withdrawal                                               $15,000 ($15,000/$150,000=10% withdrawal)
         o Account value at the time of Additional Withdrawal                  $150,000

Death Benefit Value after i4LIFE (Reg. TM) regular income payment = $200,000 - $25,000 = $175,000
Death Benefit Value after additional withdrawal = $175,000 - $17,500 = $157,500

     Reduction in Death Benefit Value for Withdrawal = $175,000 X 10% = $17,500


The regular income payments reduce the death benefit by $25,000 and the additional withdrawal causes a 10% reduction in the death benefit, the same percentage that the withdrawal reduced the account value.

During the access period, contracts with the i4LIFE (Reg. TM) Advantage Guarantee of Principal death benefit may elect to change to the i4LIFE (Reg.
TM) Advantage account value death benefit. We will effect the change in death benefit on the valuation date we receive a completed election form at our Servicing office, and we will begin deducting the lower i4LIFE (Reg. TM) Advantage charge at that time. Once the change is effective, you may not elect to return to the i4LIFE (Reg. TM) Advantage Guarantee of Principal death benefit.

i4LIFE (Reg. TM) Advantage EGMDB. The i4LIFE (Reg. TM) Advantage EGMDB is only available during the access period. This benefit is the greatest of:
 o the account value as of the valuation date on which we approve the payment of the claim; or
 o the sum of all purchase payments, less the sum of regular income payments and other withdrawals where:
  o regular income payments, including withdrawals to provide the Guaranteed Income Benefit, reduce the death benefit by the dollar amount of the payment; and
  o all other withdrawals, if any, reduce the death benefit in the same proportion that withdrawals reduce the account value.
 o the highest account value on any contract anniversary date (including the inception date of the contract) after the EGMDB is effective prior to the 81st birthday of the deceased and prior to the date of death. The highest account value or contract value is increased by purchase payments and is decreased by regular income payments, including withdrawals to provide the Guaranteed Income Benefits and all other withdrawals subsequent to the anniversary date on which the highest account value is obtained. Regular income payments and withdrawals are deducted in the same proportion that regular income payments and withdrawals reduce the account value.

In a declining market, withdrawals which are deducted in the same proportion that withdrawals reduce the account value, may have a magnified effect on the reduction of the death benefit payable. All references to withdrawals include deductions for applicable charges and premium taxes, if any.

Contracts with the i4LIFE (Reg. TM) Advantage EGMDB may elect to change to the i4LIFE (Reg. TM) Advantage Guarantee of Principal or i4LIFE (Reg. TM) Advantage account value death benefit. We will effect the change in death benefit on the valuation date we receive a completed election form at our Servicing office, and we will begin deducting the lower i4LIFE (Reg. TM) Advantage charge at that time. Once the change is effective, you may not elect to return to the i4LIFE (Reg. TM) Advantage EGMDB.


Death during the access period - If the contractowner (or a joint owner) or annuitant dies during the access period, a death benefit may be payable. You can choose the death benefit. Only one death benefit may be in effect at any one time and this election terminates when the access period ends.


You may designate a beneficiary during your lifetime and change the beneficiary by filing a written request with our Servicing office. Each change of beneficiary revokes any previous designation. We reserve the right to request that you send us the contract for endorsement of a change of beneficiary.

Upon the death of the contractowner, a death benefit will be paid to the beneficiary. Upon the death of a joint owner, the death benefit will be paid to the surviving joint owner. If the contractowner is a corporation or other non-individual (non-natural person), the death of the annuitant will be treated as death of the contractowner.

If an annuitant who is not the contractowner or joint owner dies, a death benefit may be paid to the contractowner (and joint owner, if applicable, in equal shares).

For non-qualified contracts, upon the death of the contractowner, joint owner or annuitant, the contractowner (or beneficiary) may elect to continue the contract and receive regular income payments if the annuitant or secondary life is still living. Any portion of the death benefit that would have been payable (if the contract had not been continued) that exceeds the current contract value on the date the surviving joint owner or beneficiary elects to continue the contract will be added to the contract value. If the contract is continued in this way, the death benefit in effect at the time the beneficiary elected to continue the contract will remain as the death benefit option. Upon the death of the secondary life, who is not also an owner, only the account value is paid.

If you are the owner of an IRA annuity contract, and there is no secondary life, and you die during the access period, the i4LIFE (Reg. TM) Advantage will terminate. A spouse beneficiary may start a new i4LIFE (Reg. TM) Advantage program.

Death during the lifetime income period - Upon the death of the annuitant, or secondary life (if designated), regular income payments will continue after the first death until the death of the other party. When both the annuitant and secondary life are no longer surviving, regular income payments will cease and the contract will terminate.


General Death Benefit Provisions. For all death benefit options, following the access period, there is no death benefit. The death benefits also terminate when the account value equals zero, because the access period terminates.

If there is a change in the contractowner or joint owner during the life of the contract, for any reason other than death, the only death benefit payable for the new person will be the i4LIFE (Reg. TM) Advantage account value death benefit.

If a death occurs during the access period, the value of the death benefit will be determined as of the valuation date we approve the payment of the claim. Approval of payment will occur upon our receipt of all the following:


1. proof (e.g. an original certified death certificate), or any other proof of death satisfactory to us; and

2. written authorization for payment; and

3. all required claim forms, fully completed (including selection of a settlement option).

Notwithstanding any provision of this contract to the contrary, the payment of death benefits provided under this contract must be made in compliance with Code Section 72(s) or 401(a)(9) as applicable, as amended from time to time. Death benefits may be taxable. See Federal tax matters.

Upon notification to us of the death, regular income payments may be suspended until the death claim is approved. Upon approval, a lump sum payment for the value of any suspended payments will be made as of the date the death claim is approved, and regular income payments will continue, if applicable. The excess, if any, of the death benefit over the account value will be credited into the contract at that time.

If a lump sum settlement is elected, the proceeds will be mailed within seven days of approval by us of the claim subject to the laws, regulations and tax code governing payment of death benefits. This payment may be postponed as permitted by the Investment Company Act of 1940.

In the case of a death of one of the parties to the annuity contract, if the recipient of the death benefit has elected a lump sum settlement and the contract value is over $10,000, the proceeds will be placed into the interest-bearing account in the recipient's name as the owner of the account. The SecureLine (Reg. TM) account allows the recipient additional time to decide how to manage death benefit proceeds with the balance earning interest from the day the account is opened. SecureLine (Reg. TM) is not a method of deferring taxation.


The SecureLine (Reg. TM) account is a special service that we offer in which the death benefit proceeds are placed into an interest-bearing account. Instead of mailing you (or the recipient of the death proceeds) a check, we will send a checkbook so that you (or the death proceeds recipient) will have access to the account simply by writing a check for all or any part of the proceeds. The SecureLine (Reg. TM) account is part of our general account. It is not a bank account and it is not insured by the FDIC or any other government agency. As part of our general account, it is subject to the claims of our creditors. We receive a benefit from all amounts left in the SecureLine (Reg. TM) account. The recipient of death benefit proceeds may request to receive the proceeds in the form of a check rather than a deposit into the SecureLine (Reg. TM) account.



Transfers During The Access Period


You may transfer all or a portion of your investment from one subaccount to another. A transfer involves the surrender of accumulation units in one subaccount and the purchase of accumulation units in the other subaccount. A transfer will be done using the respective accumulation unit values determined at the end of the valuation date on which the transfer request is received. Currently there is no charge for a transfer.


Transfers among the variable subaccounts are limited to twelve (12) per contract year unless otherwise authorized by us. This limit does not apply to transfers made under the automatic transfer programs of dollar cost averaging, cross re-investment or portfolio rebalancing elected on forms available from us. See Additional Services and the SAI for more information on these programs.


The minimum amount which may be transferred between subaccounts is $300 (or the entire amount in the subaccount, if less than $300). If the transfer from a subaccount would leave you with less than $300 in the subaccount, we may transfer the total balance of the subaccount.

A transfer request may be made to our Servicing office using written, telephone, fax, or electronic instructions, if the appropriate authorization is on file with us. Our address, telephone number, and Internet address are on the first page of this prospectus. In order to prevent unauthorized or fraudulent transfers, we may require certain identifying information before we will act upon instructions. We may also assign the contractowner a Personal Identification Number (PIN) to serve as identification. We will not be liable for following instructions we reasonably believe are genuine. Telephone requests will be recorded and written confirmation of all transfer requests will be mailed to the contractowner on the next valuation date.

Please note that the telephone and/or electronic devices may not always be available. Any telephone or electronic device, whether it is yours, your service provider's, or your agent's, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to limit these problems, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your transfer request by writing to our Servicing office.

Requests for transfers will be processed on the valuation date that they are received when they are received at our Servicing office before the end of the valuation date (normally 4:00 p.m. New York time). If we receive a transfer request at or after 4:00 p.m. New York time, we will process the request using the accumulation unit value computed on the next valuation date.

Transfers may be delayed as permitted by the 1940 Act. See Delay of Payments.


Transfers During The Lifetime Income Period


Transfers between the variable subaccounts will be limited to three times per contract year.



Market Timing

Frequent, large, or short-term transfers among subaccounts and the fixed account, such as those associated with "market timing" transactions, can affect the funds and their investment returns. Such transfers may dilute the value of the fund shares, interfere with the efficient management of the fund's portfolio, and increase brokerage and administrative costs of the funds. As an effort to protect our contractowners and the funds from potentially harmful trading activity, we utilize certain market timing policies and procedures (the "Market Timing Procedures"). Our Market Timing Procedures are designed to detect and prevent such transfer activity among the subaccounts and the fixed account that may affect other contractowners or fund shareholders.

In addition, the funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. The prospectuses for the funds describe any such policies and procedures, which may be more or less restrictive than the frequent trading policies and procedures of other funds and the Market Timing Procedures we have adopted to discourage frequent transfers among subaccounts. While we reserve the right to enforce these policies and procedures, contractowners and other persons with interests under the contracts should be aware that we may not have the contractual authority or the operational capacity to apply the frequent trading policies and procedures of the funds. However, under SEC rules, we are required to: (1) enter into a written agreement with each fund or its principal underwriter that obligates us to provide to the fund promptly upon request certain information about the trading activity of individual contractowners, and (2) execute instructions from the fund to restrict or prohibit further purchases or transfers by specific contractowners who violate the excessive trading policies established by the fund.

You should be aware that the purchase and redemption orders received by the funds generally are "omnibus" orders from intermediaries such as retirement plans or separate accounts funding variable insurance contracts. The omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan participants and/or individual owners of variable insurance contracts. The omnibus nature of these orders may limit the funds' ability to apply their respective disruptive trading policies and procedures. We cannot guarantee that the funds (and thus our contractowners) will not be harmed by transfer activity relating to the retirement plans and/or other insurance companies that may invest in the funds. In addition, if a fund believes that an omnibus order we submit may reflect one or more transfer requests from policy owners engaged in disruptive trading activity, the fund may reject the entire omnibus order.

Our Market Timing Procedures detect potential "market timers" by examining the number of transfers made by contractowners within given periods of time. In addition, managers of the funds might contact us if they believe or suspect that there is market timing. If requested by a fund company, we may vary our Market Timing Procedures from subaccount to subaccount to comply with specific fund policies and procedures.

We may increase our monitoring of contractowners who we have previously identified as market timers. When applying the parameters used to detect market timers, we will consider multiple contracts owned by the same contractowner if that contractowner has been identified as a market timer. For each contractowner, we will investigate the transfer patterns that meet the parameters being used to detect potential market timers. We will also investigate any patterns of trading behavior identified by the funds that may not have been captured by our Market Timing Procedures.

Once a contractowner has been identified as a "market timer" under our Market Timing Procedures, we will notify the contractowner in writing that future transfers (among the subaccounts and/or the fixed account) will be temporarily permitted to be made only by original signature sent to us by U.S. mail, standard delivery for the remainder of the contract year. Overnight delivery or electronic instructions (which may include telephone, facsimile, or Internet instructions) submitted during this period will not be accepted. If overnight delivery or electronic instructions are inadvertently accepted from a contractowner that has been identified as a market timer, upon discovery, we will reverse the transaction within 1 or 2 business days. We will impose this "original signature" restriction on that contractowner even if we cannot identify, in the particular circumstances, any harmful effect from that contractowner's particular transfers.

Contractowners seeking to engage in frequent, large, or short-term transfer activity may deploy a variety of strategies to avoid detection. Our ability to detect such transfer activity may be limited by operational systems and technological limitations. The identification of contractowners determined to be engaged in such transfer activity that may adversely affect other contractowners or fund shareholders involves judgments that are inherently subjective. We cannot guarantee that our Market Timing Procedures will detect every potential market timer. If we are unable to detect market timers, you may experience dilution in the value of your fund shares and increased brokerage and administrative costs in the funds. This may result in lower long-term returns for your investments.

Our Market Timing Procedures are applied consistently to all contractowners. An exception for any contractowner will be made only in the event we are required to do so by a court of law. In addition, certain funds available as investment options in your contract may also be available as investment options for owners of other, older life insurance policies issued by us. Some of these older life insurance policies do not provide a contractual basis for us to restrict or refuse transfers which are suspected to be market timing activity. In addition, because other insurance companies and/or retirement plans may invest in the funds, we cannot guarantee that the funds will not suffer harm from frequent, large, or short-term transfer activity among subaccounts and the fixed accounts of variable contracts issued by other insurance companies or among investment options available to retirement plan participants.

In our sole discretion, we may revise our Market Timing Procedures at any time without prior notice as necessary to better detect and deter frequent, large, or short-term transfer activity to comply with state or federal regulatory requirements, and/or to impose additional or alternate restrictions on market timers (such as dollar or percentage limits on transfers). If we modify our Market Timing Procedures, they will be applied uniformly to all contractowners or as applicable to all contractowners investing in underlying funds. We also reserve the right to implement and administer redemption fees imposed by one or more of the funds in the future.

Some of the funds have reserved the right to temporarily or permanently refuse payments or transfer requests from us if, in the judgment of the fund's investment adviser, the fund would be unable to invest effectively in accordance with its investment objective or policies, or would otherwise potentially be adversely affected. To the extent permitted by applicable law, we reserve the right to defer or reject a transfer request at any time that we are unable to purchase or redeem shares of any of the funds available through the VAA, including any refusal or restriction on purchases or redemptions of the fund shares as a result of the funds' own policies and procedures on market timing activities. If a fund refuses to accept a transfer request we have already processed, we will reverse the transaction within 1 or 2 business days. We will notify you in writing if we have reversed, restricted or refused any of your transfer requests. Some funds also may impose redemption fees on short-term trading (i.e., redemptions of mutual fund shares within a certain number of business days after purchase). We reserve the right to administer and collect any such redemption fees on behalf of the funds. You should read the prospectuses of the funds for more details on their redemption fees and their ability to refuse or restrict purchases or redemptions of their shares.


Additional Services

These are the additional services available to you under your contract: dollar-cost averaging (DCA), cross-reinvestment service and portfolio rebalancing. Currently, there is no charge for these services. However, we reserve the right to impose one. In order to take advantage of one of these services, you will need to complete the appropriate election form that is available from our Servicing office. For further detailed information on these services, please see Additional Services in the SAI.

Dollar-cost averaging allows you to transfer amounts from the DCA fixed account, if available, or certain variable subaccounts into the variable subaccounts on a monthly basis. We reserve the right to discontinue this program at any time. DCA does not assure a profit or protect against loss.

The cross-reinvestment service allows you to automatically transfer the account value in a designated variable subaccount that exceeds a baseline amount to another specific variable subaccount at specific intervals.

Portfolio rebalancing is an option that restores to a pre-determined level the percentage of account value allocated to each variable account subaccount. The rebalancing may take place monthly, quarterly, semi-annually or annually.

Only one of the three additional services (DCA, cross reinvestment and portfolio rebalancing) may be used at one time. For example, you cannot have DCA and cross reinvestment running simultaneously.



Asset Allocation Models

Your registered representative may discuss asset allocation models with you to assist you in deciding how to allocate your purchase payments among the various subaccounts. The models listed below were designed and prepared by Wilshire Associates, a registered investment advisory firm for use by Lincoln Financial Distributors, Inc., (LFD) the principal underwriter of the contracts. LFD provides models to broker dealers who may offer the models to their own clients. The models do not constitute investment advice and you should consult with your broker dealer representative to determine whether you should utilize a model or which model is suitable for you based upon your goals, risk tolerance and time horizon.

Each model invests different percentages of contract value in some or all of the American Legacy subaccounts currently available within your annuity contract. If you select an asset allocation model, 100% of your contract value (and any additional purchase payments you make) will be allocated among certain subaccounts in accordance with the model's asset allocation strategy. You may not make transfers among the subaccounts. We will deduct any withdrawals you make from the subaccounts in the asset allocation model on a pro rata basis. You may only choose one asset allocation model at a time, though you may change to a different asset allocation model available in the contract at any time.

Each of the asset allocation models seeks to meet its investment objective while avoiding excessive risk. The models also strive to achieve diversification among asset classes in order to help reduce volatility and boost returns over the long-term. There can be no assurance, however, that any of the asset allocation models will achieve its investment objective. If you are seeking a more aggressive strategy, these models are probably not appropriate for you.

The asset allocation models are intended to provide a diversified investment portfolio by combining different asset classes to help it reach its stated investment goal. While diversification may help reduce overall risk, it does not eliminate the risk of losses and it does not protect against losses in a declining market.

In order to maintain the model's specified subaccount allocation percentages, you agree to be automatically enrolled in and you thereby authorize us to automatically rebalance your contract value on a quarterly basis based upon your allocation instructions in effect at the time of the rebalancing. Confirmation of the rebalancing will appear on your quarterly statement and you will not receive an individual confirmation after each allocation. We reserve the right to change the rebalancing frequency at any time, in our sole discretion, but will not make changes more than once per calendar year. You will be notified at least 30 days prior to the date of any change in frequency.


The models are static asset allocation models. This means that that they have fixed allocations made up of underlying funds that are offered within your contract and the percentage allocations will not change over time. Once you have selected an asset allocation model, we will not make any changes to the fund allocations within the model except for the rebalancing described above. If you desire to change your contract value or purchase payment allocation or percentages to reflect a revised or different model, you must submit new allocation instructions to us. You may terminate a model at any time. There is no charge from Lincoln for participating in a model.

The election of the Guaranteed Income Benefit will require that you allocate purchase payments in accordance with Investment Requirements that may be satisfied by choosing one of the asset allocation models. Different requirements and/or restrictions may apply under the individual rider. See The Contracts - Investment Requirements.

The following four asset allocation models have been prepared by Wilshire Associates. The models are comprised of funds from the American Funds Insurance Series that are offered within your contract.

At this time, the available models are as follows:
 o American Legacy Fundamental Growth Model is composed of specified underlying subaccounts presenting a target allocation of approximately 90% in eight equity subaccounts and 10% in two fixed income subaccounts. This model seeks long-term growth of capital.
 o American Legacy Fundamental Growth and Income Model is composed of specified underlying subaccounts representing a target allocation of approximately
   80% in eight equity subaccounts and 20% in four fixed income subaccounts. This model seeks a balance between a high level of current income and growth of capital, with greater emphasis on growth of capital.
 o American Legacy Fundamental Balanced Model is composed of specified underlying subaccounts representing a target allocation of approximately
   60% in seven equity subaccounts and 40% in four fixed income subaccounts. This model seeks a balance between a high level of current income and growth of capital, with an emphasis on growth of capital.
 o American Legacy Fundamental Income Model is composed of specified underlying subaccounts representing a target allocation of approximately 40% in six equity subaccounts and 60% in three fixed income subaccounts. This model seeks a high level of current income with some consideration given to growth of capital.

Your registered representative will have more information on the specific investments of each model.


Investment Requirements

If you purchase the Guaranteed Income Benefit you will be required to comply with the Investment Requirements described in this section. We have divided the subaccounts of your contract into two groups. We will specify the minimum or maximum percentages of your contract value that must be in each group at the time you purchase the rider. In addition, you may allocate your contract value and purchase payments in accordance with certain asset allocation models. If you terminate an asset allocation model, you must follow the Investment Requirements applicable to your rider. The Investment Requirements may not be consistent with an aggressive investment strategy. You should consult with your registered representative to determine if the Investment Requirements are consistent with your investment objectives.

You can select the percentages of contract value to allocate to individual funds within each group, but the total investment for all funds in a group must comply with the specified minimum or maximum percentages for that group.

In accordance with these Investment Requirements, you agree to be automatically enrolled in the portfolio rebalancing option under your contract and thereby authorize us to automatically rebalance your contract value on a periodic basis. On each quarterly anniversary of the effective date of the Rider, we will rebalance your contract value, on a pro-rata basis, based on your allocation instructions in effect at the time of the rebalancing. Confirmation of the rebalancing will appear on your quarterly statement and you will not receive an individual confirmation after each reallocation.

At this time, the subaccount groups are as follows:

Group 1                                              Group 2
Investments must be at least 30% of contract value   Investments cannot exceed 70% of contract value
---------------------------------------------------- --------------------------------------------------------
1. Bond Fund                                         All other investment options except as discussed below.
2. Global Bond Fund
3. High Income Bond Fund
4. U.S. Government/AAA-Rated Securities



To satisfy the Investment Requirements, you may allocate 100% of your contract value to the Asset Allocation Fund, an individual mutual fund offered by the American Funds Insurance Series as one of the subaccount options in your contract. If you allocate less than 100% to the Asset Allocation Fund, then the Asset Allocation Fund will be considered as part of Group 2 above and you will be subject to Group 2 restrictions. In addition, to satisfy the Investment Requirements, contract value can be allocated in accordance with certain models made available to you by your broker-dealer as described above. At this time, 100% of the contract value can be allocated to one of the following models:
American Legacy Fundamental Balanced Model or American Legacy Fundamental Income Model.



Ownership

The owner on the date of issue will be the person or entity designated in the contract specifications.

As contractowner, you have all rights under the contract. According to New York law, the assets of the VAA are held for the exclusive benefit of all contractowners and their designated beneficiaries; and the assets of the VAA are not chargeable with liabilities arising from any other business that we may conduct. Assignments may have an adverse impact on any death benefits or living benefits in this product. We assume no responsibility for the validity or effect of any assignment. Consult your tax adviser about the tax consequences of an assignment.


Annuitant

The annuitant and secondary life may not be changed.


Surrenders and Withdrawals


You may request a withdrawal at any time during the access period (or before the access period begins). We reduce the account value by the amount of the withdrawal on a dollar for dollar basis, and all subsequent regular income payments and Guaranteed Income Benefit payments, if applicable, will be reduced in the same proportion that withdrawals reduce the account value. See Guaranteed Income Benefit for an example of the impact of withdrawals on regular income payments and Guaranteed Income Benefit payments. At any time prior to or during the access period, you may surrender the contract by withdrawing the surrender value. If the contract is surrendered, the contract terminates and no further regular income payments will be made. Any withdrawal or surrender request must be submitted on an approved Lincoln distribution request form, available from the Servicing Office. Withdrawals are subject to any applicable surrender charges except when the amounts may be withdrawn free of surrender charges.


The amount available upon surrender/withdrawal is the account value, less any applicable surrender charges, account fees and taxes at the end of the valuation period during which the written request for surrender/withdrawal is received at the Servicing office. If we receive a surrender or withdrawal request at or after 4:00 p.m., New York time, we will process the request using the accumulation unit value computed on the next valuation date. Unless a request for withdrawal specifies otherwise, withdrawals will be made from all subaccounts within the VAA in the same proportion that the amount of withdrawal bears to the total account value. Unless prohibited, surrender/withdrawal payments will be mailed within seven days after we receive a valid written request at the Servicing office. The payment may be postponed as permitted by the 1940 Act.

If you request a lump sum surrender and your surrender value is over $10,000, your money will be placed into a SecureLine (Reg. TM) account in your name. You are the owner of the account, and are the only one authorized to transfer proceeds from the account. You may choose to leave the proceeds in this account, or you may begin writing checks immediately.


The SecureLine (Reg. TM) account is a special service that we offer in which your surrender proceeds are placed into an interest-bearing account. Instead of mailing you a check, we will send a checkbook so that you will have access to the account simply by writing a check for all or any part of the proceeds. The SecureLine (Reg. TM) account is part of our general account. It is not a bank account and it is not insured by the FDIC or any other government agency. As part of our general account, it is subject to the claims of our creditors. We receive a benefit from all amounts left in the SecureLine (Reg. TM) account. You may request that surrender proceeds be paid directly to you instead of deposited in a SecureLine (Reg. TM) account.


There are charges associated with surrender of a contract or withdrawal of contract value. You may specify whether these charges are deducted from the amount you request to be withdrawn or from the remaining contract value. If the charges are deducted from the remaining contract value, the amount of the total withdrawal will increase according to the impact of the applicable surrender charge percentage; consequently, the dollar amount of the surrender charge associated with the withdrawal will also increase. In other words, the dollar amount deducted to cover the surrender charge is also subject to a surrender charge.


The tax consequences of a surrender/withdrawal are discussed later in this booklet. See Federal Tax Matters - Taxation of Withdrawals and Surrenders.


Small Contract Surrenders

We may surrender your contract, in accordance with the laws of your state if your account value drops below certain state specified minimum amounts ($2,000 or less) due to a withdrawal. If we surrender your contract, we will not assess any surrender charge.


Delay of Payments

Contract proceeds from the VAA will be paid within seven days, except:
 o when the NYSE is closed (other than weekends and holidays);
 o times when market trading is restricted or the SEC declares an emergency, and we cannot value units or the funds cannot redeem shares; or
 o when the SEC so orders to protect contractowners.

Due to federal laws designed to counter terrorism and prevent money laundering by criminals, we may be required to reject a purchase payment and/or deny payment of a request for transfers, withdrawals, surrenders, or death benefits, until instructions are received from the appropriate regulator. We also may be required to provide additional information about a contractowner's account to government regulators.


Amendment of Contract

We reserve the right to amend the contract to meet the requirements of the 1940 Act or other applicable federal or state laws or regulations. You will be notified in writing of any changes, modifications or waivers. Any changes are subject to prior approval of your state's insurance department (if required).



Distribution of the Contracts

Lincoln Financial Distributors ("LFD") serves as Principal Underwriter of this contract. LFD is affiliated with Lincoln New York and is registered as a broker-dealer with the SEC under the Securities Exchange Act of 1934 and is a member of FINRA. The Principal Underwriter has entered into selling agreements with broker-dealers that are unaffiliated with us. While the Principal Underwriter has the legal authority to make payments to broker-dealers which have entered into selling agreements, we will make such payments on behalf of the Principal Underwriter in compliance with appropriate regulations. We also pay on behalf of LFD certain of its operating expenses related to the distribution of this and other of our contracts. The following paragraphs describe how payments are made by us and The Principal Underwriter to various parties.

Compensation Paid to Unaffiliated Selling Firms. The Principal Underwriter pays commissions to all Selling Firms. The maximum commission paid by the Principal Underwriter to Selling Firms is 5.25% of purchase payments. Some Selling Firms may elect to receive a lower commission when a purchase payment is made along with an earlier quarterly payment based on contract value for so long as the contract remains in effect. LFD also acts as wholesaler of the contracts and performs certain marketing and other functions in support of the distribution and servicing of the contracts.


LFD may pay certain Selling Firms or their affiliates additional amounts for, among other things: (1) "preferred product" treatment of the contracts in their marketing programs, which may include marketing services and increased access to sales representatives; (2) sales promotions relating to the contracts; (3) costs associated with sales conferences and educational seminars for their sales representatives; (4) other sales expenses incurred by them; (5) and inclusion in the financial products the Selling Firm offers.
Lincoln New York may provide loans to broker-dealers or their affiliates to help finance marketing and distribution of the contracts, and those loans may be forgiven if aggregate sales goals are met. In addition, we may provide staffing or other administrative support and services to broker-dealers who distribute the contracts. LFD, as wholesaler, may make bonus payments to certain Selling Firms based on aggregate sales of our variable insurance contracts (including the contracts) or persistency standards. These additional payments are not offered to all Selling Firms, and the terms of any particular agreement governing the payments may vary among Selling Firms.

These additional types of compensation are not offered to all Selling Firms. The terms of any particular agreement governing compensation may vary among Selling Firms and the amounts may be significant. The prospect of receiving, or the receipt of, additional compensation may provide Selling Firms and/or their registered representatives with an incentive to favor sales of the contracts over other variable annuity contracts (or other investments) with respect to which a Selling Firm does not receive additional compensation, or lower levels of additional compensation. You may wish to take such payment arrangements into account when considering and evaluating any recommendation relating to the contracts. Additional information relating to compensation paid in 2007 is contained in the Statement of Additional Information (SAI).


Compensation Paid to Other Parties. Depending on the particular selling arrangements, there may be others whom LFD compensates for the distribution activities. For example, LFD may compensate certain "wholesalers", who control access to certain selling offices, for access to those offices or for referrals, and that compensation may be separate from the compensation paid for sales of the contracts. LFD may compensate marketing organizations, associations, brokers or consultants which provide marketing assistance and other services to broker-dealers who distribute the contracts, and which may be affiliated with those broker-dealers. A marketing expense allowance is paid to American Funds Distributors (AFD) in consideration of the marketing assistance AFD provides to LFD. This allowance, which ranges from 0.10% to 0.16% is based on the amount of purchase payments initially allocated to the American Funds Insurance Series underlying the variable annuity. Commissions and other incentives or payments described above are not charged directly to contract owners or the Separate Account. All compensation is paid from our resources, which include fees and charges imposed on your contract.



Contractowner Questions

The obligations to purchasers under the contracts are those of Lincoln New York. This prospectus provides a general description of the contract. Questions about your contract should be directed to us at 1-800-942-5500.



Federal Tax Matters

Introduction
The Federal income tax treatment of the contract is complex and sometimes uncertain. The Federal income tax rules may vary with your particular circumstances. This discussion does not include all the Federal income tax rules that may affect you and your contract. This discussion also does not address other Federal tax consequences (including consequences of sales to foreign individuals or entities), or state or local tax consequences, associated with the contract. As a result, you should always consult a tax adviser about the application of tax rules to your individual situation.


Nonqualified Annuities

This part of the discussion describes some of the Federal income tax rules applicable to nonqualified annuities. A nonqualified annuity is a contract not issued in connection with a qualified retirement plan, such as an IRA or a section 403(b) plan, receiving special tax treatment under the tax code. We may not offer nonqualified annuities for all of our annuity products.

Tax Deferral On Earnings

The Federal income tax law generally does not tax any increase in your contract value until you receive a contract distribution. However, for this general rule to apply, certain requirements must be satisfied:
 o An individual must own the contract (or the tax law must treat the contract as owned by an individual).
 o The investments of the VAA must be "adequately diversified" in accordance with IRS regulations.
 o Your right to choose particular investments for a contract must be limited.
 o The annuity commencement date must not occur near the end of the annuitant's life expectancy.

Contracts Not Owned By An Individual

If a contract is owned by an entity (rather than an individual) the tax code generally does not treat it as an annuity contract for Federal income tax purposes. This means that the entity owning the contract pays tax currently on the excess of the contract value over the purchase payments for the contract. Examples of contracts where the owner pays current tax on the contract's earnings are contracts issued to a corporation or a trust. Some exceptions to the rule are:
 o immediate annuity contracts, purchased with a single premium, when the annuity starting date is no later than a year from purchase of the annuity and substantially equal periodic payments are made, not less frequently than annually, during the annuity payout period;
 o contracts in which the named owner is a trust or other entity that holds the contract as an agent for an individual;
 o contracts acquired by an estate of a decedent;
 o certain qualified contracts;
 o contracts purchased by employers upon the termination of certain qualified plans; and
 o certain contracts used in connection with structured settlement agreements.

Investments In The VAA Must Be Diversified

For a contract to be treated as an annuity for Federal income tax purposes, the investments of the VAA must be "adequately diversified." IRS regulations define standards for determining whether the investments of the VAA are adequately diversified. If the VAA fails to comply with these diversification standards, you could be required to pay tax currently on the excess of the contract value over the contract purchase payments. Although we do not control the investments of the underlying investment options, we expect that the underlying investment options will comply with the IRS regulations so that the VAA will be considered "adequately diversified."

Restrictions

Federal income tax law limits your right to choose particular investments for the contract. Because the IRS has not issued guidance specifying those limits, the limits are uncertain and your right to allocate contract values among the subaccounts may exceed those limits. If so, you would be treated as the owner of the assets of the VAA and thus subject to current taxation on the income, bonus credits, persistency credits and gains, if applicable, from those assets. We do not know what limits may be set by the IRS in any guidance that it may issue and whether any such limits will apply to existing contracts. We reserve the right to modify the contract without your consent to try to prevent the tax law from considering you as the owner of the assets of the VAA.

Loss Of Interest Deduction

After June 8, 1997, if a contract is issued to a taxpayer that is not an individual, or if a contract is held for the benefit of an entity, the entity will lose a portion of its deduction for otherwise deductible interest expenses.

Age At Which Annuity Payouts Begin

Federal income tax rules do not expressly identify a particular age by which annuity payouts must begin. However, those rules do require that an annuity contract provide for amortization, through annuity payouts, of the contract's purchase payments and earnings. If annuity payouts under the contract begin or are scheduled to begin on a date past the annuitant's 85th birthday, it is possible that the tax law will not treat the contract as an annuity for Federal income tax purposes. In that event, you would be currently taxed on the excess of the contract value over the purchase payments of the contract.

Tax Treatment Of Payments

We make no guarantees regarding the tax treatment of any contract or of any transaction involving a contract. However, the rest of this discussion assumes that your contract will be treated as an annuity for Federal income tax purposes and that the tax law will not tax any increase in your contract value until there is a distribution from your contract.

Taxation Of Withdrawals And Surrenders

You will pay tax on withdrawals to the extent your contract value exceeds your purchase payments in the contract. This income (and all other income from your contract) is considered ordinary income (and does not receive capital gains treatment and is not qualified dividend income). A higher rate of tax is paid on ordinary income than on capital gains. You will pay tax on a surrender to the extent the amount you receive exceeds your purchase payments. In certain circumstances, your purchase payments are reduced by amounts received from your contract that were not included in income.

Taxation Of Regular Income Payments

The tax code imposes tax on a portion of each regular income payment (at ordinary income tax rates) and treats a portion as a nontaxable return of your purchase payments in the contract. If required by law, we will notify you annually of the taxable amount of your regular income payment. Once you have recovered the total amount of the purchase payment in the contract, you will pay tax on the full amount of your regular income payments. If regular income payments end because of the annuitant's death and before the total amount in the contract has been distributed, the amount not received will generally be deductible.

Taxation Of Death Benefits

We may distribute amounts from your contract because of the death of a contractowner or an annuitant. The tax treatment of these amounts depends on whether you or the annuitant dies before or after the periodic income commencement date.

Death prior to the periodic income commencement date:
 o If the beneficiary receives death benefits as regular income payments, they are taxed in the same manner as annuity payouts.
 o If the beneficiary does not receive death benefits as regular income payments, they are taxed in the same manner as a withdrawal.

Death after the periodic income commencement date:
 o If death benefits are received in accordance with the existing regular income payment option, they are excludible from income if they do not exceed the purchase payments not yet distributed from the contract. All regular income payments in excess of the purchase payments not previously received are includible in income.
 o If death benefits are received in a lump sum, the tax law imposes tax on the amount of death benefits which exceeds the amount of purchase payments not previously received.

Penalty Taxes Payable On Withdrawals, Surrenders, Or Annuity Payouts

The tax code may impose a 10% penalty tax on any distribution from your contract which you must include in your gross income. The 10% penalty tax does not apply if one of several exceptions exists. These exceptions include withdrawals, surrenders, or annuity payouts that:
 o you receive from an immediate annuity,
 o you receive on or after you reach 591/2,
 o you receive because you became disabled (as defined in the tax law),
 o a beneficiary receives on or after your death, or
 o you receive as a series of substantially equal periodic payments based on your life or life expectancy (non-natural owners holding as agent for an individual do not qualify).

Special Rules If You Own More Than One Annuity Contract

In certain circumstances, you must combine some or all of the nonqualified annuity contracts you own in order to determine the amount of an annuity payout, a surrender, or a withdrawal that you must include in income. For example, if you purchase two or more deferred annuity contracts from the same life insurance company (or its affiliates) during any calendar year, the tax code treats all such contracts as one contract. Treating two or more contracts as one contract could affect the amount of a surrender, a withdrawal or an annuity payout that you must include in income and the amount that might be subject to the penalty tax described previously.

Loans and Assignments

Except for certain qualified contracts, the tax code treats any amount received as a loan under your contract, and any assignment or pledge (or agreement to assign or pledge) of any portion of your contract value, as a withdrawal of such amount or portion.

Gifting A Contract

If you transfer ownership of your contract, other than to your spouse (or to your former spouse incident to divorce), and receive a payment less than your contract's value, you will pay tax on your contract value to the extent it exceeds your purchase payments not previously received. The new owner's purchase payments in the contract would then be increased to reflect the amount included in income.


Qualified Retirement Plans

We also designed the contracts for use in connection with certain types of retirement plans that receive favorable treatment under the tax code. Contracts issued to or in connection with a qualified retirement plan are called "qualified contracts." We issue contracts for use with various types of qualified plans. The Federal income tax rules applicable to those plans are complex and varied. As a result, this prospectus does not attempt to provide more than general information about the use of the contract with the various types of qualified plans. Persons planning to use the contract in connection with a qualified plan should obtain advice from a competent tax adviser.

Types of Qualified Contracts and Terms of Contracts

Qualified plans include the following:
 o Individual Retirement Accounts and Annuities ("Traditional IRAs")
 o Roth IRAs
 o Traditional IRA that is part of a Simplified Employee Pension Plan ("SEP")
 o SIMPLE 401(k) plans (Savings Incentive Matched Plan for Employees)

 o 401(a) plans (qualified corporate employee pension and profit-sharing plans)
 o 403(a) plans (qualified annuity plans)
 o 403(b) plans (public school system and tax-exempt organization annuity plans)

 o H.R. 10 or Keogh Plans (self-employed individual plans)
 o 457(b) plans (deferred compensation plans for state and local governments and tax-exempt organizations)
 o Roth 403(b) plans

We do not offer certain types of qualified plans for all of our annuity products. Check with your representative concerning qualified plan availability for this product.

We will amend contracts to be used with a qualified plan as generally necessary to conform to the tax law requirements for the type of plan. However, the rights of a person to any qualified plan benefits may be subject to the plan's terms and conditions, regardless of the contract's terms and conditions. In addition, we are not bound by the terms and conditions of qualified plans to the extent such terms and conditions contradict the contract, unless we consent.

Tax Treatment of Qualified Contracts


The Federal income tax rules applicable to qualified plans and qualified contracts vary with the type of plan and contract. For example:

 o Federal tax rules limit the amount of purchase payments that can be made, and the tax deduction or exclusion that may be allowed for the purchase payments. These limits vary depending on the type of qualified plan and the plan participant's specific circumstances, e.g., the participant's compensation.

 o Under most qualified plans, such as a traditional IRA, the owner must begin receiving payments from the contract in certain minimum amounts by a certain age, typically age 701/2. Other qualified plans may allow the participant to take required distributions upon the later of reaching age 701/2 or retirement.

 o Loans are allowed under certain types of qualified plans, but Federal income tax rules prohibit loans under other types of qualified plans. For example, Federal income tax rules permit loans under some section 403(b) plans, but prohibit loans under Traditional and Roth IRAs. If allowed, loans are subject to a variety of limitations, including restrictions as to the loan amount, the loan's duration, the rate of interest, and the manner of repayment. Your contract or plan may not permit loans.

Tax Treatment of Payments

The Federal income tax rules generally include distributions from a qualified contract in the participant's income as ordinary income. These taxable distributions will include purchase payments that were deductible or excludible from income. Thus, under many qualified contracts, the total amount received is included in income since a deduction or exclusion from income was taken for purchase payments. There are exceptions. For example, you do not include amounts received from a Roth IRA in income if certain conditions are satisfied.


Required Minimum Distributions

Under most qualified plans, you must begin receiving payments from the contract in certain minimum amounts by the later of age 701/2 or retirement. You are required to take distributions from your traditional IRAs beginning in the year you reach age 701/2. If you own a Roth IRA, you are not required to receive minimum distributions from your Roth IRA during your life.

Failure to comply with the minimum distribution rules applicable to certain qualified plans, such as Traditional IRAs, will result in the imposition of an excise tax. This excise tax equals 50% of the amount by which a minimum required distribution exceeds the actual distribution from the qualified plan.

The IRS has issued new regulations concerning required minimum distributions. The regulations may impact the distribution method you have chosen and the amount of your distributions. Under new regulations, the presence of an enhanced death benefit, or other benefit which could provide additional value to your contract, may require you to take additional distributions. An enhanced death benefit is any death benefit that has the potential to pay more than the contract value or a return of purchase payments. Annuity contracts inside Custodial or Trusteed IRAs will also be subject to these regulations. Please contact your tax adviser regarding any tax ramifications.

Federal Penalty Taxes Payable on Distributions

The tax code may impose a 10% penalty tax on a distribution from a qualified contract that must be included in income. The tax code does not impose the penalty tax if one of several exceptions applies. The exceptions vary depending on the type of qualified contract you purchase. For example, in the case of an IRA, exceptions provide that the penalty tax does not apply to a withdrawal, surrender, or annuity payout:
 o received on or after the annuitant reaches 591/2,
 o received on or after the annuitant's death or because of the annuitant's disability (as defined in the tax law),
 o received as a series of substantially equal periodic payments based on the annuitant's life (or life expectancy), or
 o received as reimbursement for certain amounts paid for medical care.

These exceptions, as well as certain others not described here, generally apply to taxable distributions from other qualified plans. However, the specific requirements of the exception may vary.

Transfers and Direct Rollovers

As a result of Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA), you may be able to move funds between different types of qualified plans, such as 403(b) and 457(b) governmental plans, by means of a rollover or transfer. You may be able to rollover or transfer amounts between qualified plans and traditional IRAs. These rules do not apply to Roth IRAs and 457(b) non-governmental tax-exempt plans. The Pension Plan Act permits direct conversions from certain qualified, 403(b) or 457(b) plans to Roth IRAs (effective for distributions after 2007). There are special rules that apply to rollovers, direct rollovers and transfers (including rollovers or transfers of after-tax amounts). If the applicable rules are not followed, you may incur adverse Federal income tax consequences, including paying taxes which you might not otherwise have had to pay. Before we send a rollover distribution, we will provide a notice explaining tax withholding requirements (see Federal Income Tax Withholding). We are not required to send you such notice for your IRA. You should always consult your tax adviser before you move or attempt to move any funds.

Pursuant to IRS regulations, IRAs may not invest in life insurance contracts. We do not believe that these regulations prohibit the death benefit from being provided under the contract when we issue the contract as a Traditional or Roth IRA. However, the law is unclear and it is possible that the presence of the death benefit under a contract issued as a Traditional or Roth IRA could result in increased taxes to you. Certain death benefit options may not be available for all of our products.


Federal Income Tax Withholding

We will withhold and remit to the IRS a part of the taxable portion of each distribution made under a contract unless you notify us prior to the distribution that tax is not to be withheld. In certain circumstances, Federal income tax rules may require us to withhold tax. At the time a withdrawal, surrender, or annuity payout is requested, we will give you an explanation of the withholding requirements.


Our Tax Status

Under existing Federal income tax laws, we do not pay tax on investment income and realized capital gains of the VAA. We do not expect that we will incur any Federal income tax liability on the income and gains earned by the VAA. Therefore, we do not impose a charge for Federal income taxes. If Federal income tax law changes and we must pay tax on some or all of the income and gains earned by the VAA, we may impose a charge against the VAA to pay the taxes.


Changes In The law

The above discussion is based on the tax code, IRS regulations, and interpretations existing on the date of this prospectus. However, Congress, the IRS, and the courts may modify these authorities, sometimes retroactively.



Additional Information

Voting Rights
As required by law, we will vote the fund shares held in the VAA at meetings of the shareholders of the funds. The voting will be done according to the instructions of contractowners who have interests in any subaccounts which invest in classes of the funds. If the 1940 Act or any regulation under it should be amended or if present interpretations should change, and if as a result we determine that we are permitted to vote the fund shares in our own right, we may elect to do so.

The number of votes which you have the right to cast will be determined by applying your percentage interest in a subaccount to the total number of votes attributable to the subaccount. In determining the number of votes, fractional shares will be recognized.


Each underlying fund is subject to the laws of the state in which it is organized concerning, among other things, the matters which are subject to a shareholder vote, the number of shares which must be present in person or by proxy at a meeting of shareholders (a "quorum"), and the percentage of such shares present in person or by proxy which must vote in favor of matters presented. Because shares of the underlying fund held in the Separate Account are owned by us, and because under the 1940 Act we will vote all such shares in the same proportion as the voting instruction which we receive, it is important that each contractowner provide their voting instructions to us. Even though contractowners may choose not to provide voting instruction, the shares of a fund to which such contractowners would have been entitled to provide voting instruction will, subject to fair representation requirements, be voted by us in the same proportion as the voting instruction which we actually receive. As a result, the instruction of a small number of contractowners could determine the outcome of matters subject to shareholder vote. All shares voted by us will be counted when the underlying fund determines whether any requirement for a minimum number of shares be present at such a meeting to satisfy a quorum requirement has been met. Voting instructions to abstain on any item to be voted on will be applied on a pro-rata basis to reduce the number of votes eligible to be cast.


Whenever a shareholders meeting is called, we will provide or make available to each person having a voting interest in a subaccount proxy voting material, reports and other materials relating to the funds. Since the funds engage in shared funding, other persons or entities besides Lincoln New York may vote fund shares. See Investments of the Variable Annuity Account - Fund Shares.


Return Privilege

Within the free-look period after you receive the contract, you may cancel it for any reason by delivering or mailing it postage prepaid, to the Servicing office at PO Box 7866, 1300 S. Clinton Street, Fort Wayne, IN 46802-7866. A contract canceled under this provision will be void. Except as explained in the following paragraph, we will return the contract value as of the valuation date on which we receive the cancellation request, plus any premium taxes which had been deducted. No surrender charges will apply. A purchaser who participates in the VAA is subject to the risk of a market loss on the contract value during the free-look period.


State Regulation

As a life insurance company organized and operated under New York law, we are subject to provisions governing life insurers and to regulation by the New York Superintendent of Insurance. Our books and accounts are subject to review and examination by the New York Insurance Department at all times. A full examination of our operations is conducted by that Department at least every five years.

Records and Reports


As presently required by the 1940 Act and applicable regulations, we are responsible for maintaining all records and accounts relating to the VAA. We have entered into an agreement with Bank of New York Mellon, One Mellon Bank Center, 500 Grant Street, Pittsburgh, Pennsylvania, 15258, to provide accounting services to the VAA. We will mail to you, at your last known address of record at the Servicing office, at least semi-annually after the first contract year, reports containing information required by that Act or any other applicable law or regulation. Administrative services necessary for the operations of the VAA and the contracts are currently provided by Lincoln Life. However, neither the assets of Lincoln Life nor the assets of LNC support the obligation of Lincoln New York under the contracts.



Other Information

A Registration Statement has been filed with the SEC, under the Securities Act of 1933 as amended, for the contracts being offered here. This prospectus does not contain all the information in the Registration Statement, its amendments and exhibits. Please refer to the Registration Statement for further information about the VAA, Lincoln New York and the contracts offered. Statements in this prospectus about the content of contracts and other legal instruments are summaries. For the complete text of those contracts and instruments, please refer to those documents as filed with the SEC.

You may elect to receive your prospectus, prospectus supplements, quarterly statements, and annual and semiannual reports electronically over the Internet, if you have an e-mail account and access to an Internet browser. Once you select eDelivery, via the Internet Service Center, all documents available in electronic format will no longer be sent to you in hard copy. You will receive an e-mail notification when the documents become available online. It is your responsibility to provide us with your current e-mail address. You can resume paper mailings at any time without cost, by updating your profile at the Internet Service Center, or contacting us. To learn more about this service, please log on to www.LFG.com, select service centers and continue on through the Internet Service Center.


Legal Proceedings


In the ordinary course of its business, Lincoln New York, the VAA, and the principal underwriter may become or are involved in various pending or threatened legal proceedings, including purported class actions, arising from the conduct of business. In some instances, these proceedings include claims for unspecified or substantial punitive damages and similar types of relief in addition to amounts for alleged contractual liability or requests for equitable relief. After consultation with legal counsel and a review of available facts, it is management's opinion that these proceedings, after consideration of any reserves and rights to indemnification, ultimately will be resolved without materially affecting the financial position of Lincoln New York, the VAA, or the principal underwriter.

Contents of the Statement of Additional Information (SAI) for Lincoln Life & Annuity Variable Annuity Account H


Item
Special Terms
Services
Principal Underwriter
Purchase of Securities Being Offered
Examples of Regular Income Payment
Calculations
Determination of Accumulation and Annuity Unit
Value
Advertising
Other Information
Financial Statements

For a free copy of the SAI complete the form below:






                Statement of Additional Information Request Card
          American Legacy Design i4LIFE (Reg. TM) Advantage (New York)
               Lincoln Life & Annuity Variable Annuity Account H






Please send me a free copy of the current Statement of Additional Information for Lincoln Life & Annuity Variable Annuity Account H American Legacy Design i4LIFE (Reg. TM) Advantage (New York).



                                 (Please Print)


Name: -------------------------------------------------------------------------


Address: ----------------------------------------------------------------------



City -------------------------------------------  State --------- Zip ---------


Mail to Lincoln Life & Annuity Company of New York, PO Box 7866, Fort Wayne, Indiana 46801.

American Legacy Design i4LIFE (Reg. TM) Advantage (New York)
Lincoln Life & Annuity Variable Annuity Account H    (Registrant)


Lincoln Life & Annuity Company of New York   (Depositor)



Statement of Additional Information (SAI)

This SAI should be read in conjunction with the American Legacy Design i4LIFE (Reg. TM) Advantage (New York) prospectus of Lincoln Life & Annuity Variable Annuity Account H dated _________, 2008. You may obtain a copy of the American Legacy Design i4LIFE (Reg. TM) Advantage (New York) prospectus on request and without charge. Please write Lincoln Life & Annuity Company of New York, PO Box 7866, Fort Wayne, IN 46802-7866, or call 1-800-942-5500.




Table of Contents




Item                                             Page
Special Terms                                   B-2
Services                                        B-2
Principal Underwriter                           B-2
Purchase of Securities Being Offered            B-2
Examples of Regular Income Payment
Calculations                                    B-2


Item                                             Page
Determination of Accumulation and Annuity Unit
Value                                           B-3
Advertising                                     B-3
Additional Services                             B-3
Other Information                               B-4
Financial Statements                            B-4

This SAI is not a prospectus.

The date of this SAI is _________, 2008.

Special Terms
The special terms used in this SAI are the ones defined in the Prospectus.


Services

Independent Registered Public Accounting Firm

The financial statements of the VAA and the financial statements of Lincoln New York appearing in this SAI and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, 2300 National City Center, 110 West Berry Street, Fort Wayne, Indiana 46802, as set forth in their reports, also appearing in this SAI and in the Registration Statement. The financial statements audited by Ernst & Young LLP have been included herein in reliance on their reports given on their authority as experts in accounting and auditing.



Keeper of Records


All accounts, books, records and other documents which are required to be maintained for the VAA are maintained by us or by third parties responsible to Lincoln New York. We have entered into an agreement with Bank of New York Mellon, One Mellon Bank Center, 500 Grant Street, Pittsburgh, Pennsylvania, 15258, to provide accounting services to the VAA. No separate charge against the assets of the VAA is made by us for this service. Administrative services necessary for the operations of the VAA and the contracts are currently provided by Lincoln Life. However, neither the assets of Lincoln Life nor the assets of LNC support the obligation of Lincoln New York under the contracts.




Principal Underwriter
Lincoln Financial Distributors, Inc., ("LFD"), an affiliate of Lincoln New York, serves as principal underwriter (the "Principal Underwriter") for the contracts, as described in the prospectus. The Principal Underwriter also enters into selling agreements with broker-dealers ("Selling Firms") for the sale of the contracts. Sales representatives of Selling Firms are appointed as our insurance agents. The Principal Underwriter paid $7,119,012, $8,920,347 and $11,095,671 to Selling Firms in 2005, 2006, and 2007, respectively, as sales compensation with respect to the contracts. The Principal Underwriter retained no underwriting commissions for the sale of the contracts.




Purchase of Securities Being Offered
The variable annuity contracts are offered to the public through licensed insurance agents who specialize in selling our products; through independent insurance brokers; and through certain securities brokers/dealers selected by us whose personnel are legally authorized to sell annuity products. There are no special purchase plans for any class of prospective buyers. However, under certain limited circumstances described in the prospectus under the section Charges and Other Deductions, any applicable account fee and/or surrender charge may be reduced or waived.

Both before and after the annuity commencement date, there are exchange privileges between subaccounts, and from the VAA to the general account (if available) subject to restrictions set out in the prospectus. See The Contracts, in the prospectus. No exchanges are permitted between the VAA and other separate accounts.

The offering of the contracts is continuous.



Examples of Regular Income Payment Calculations
These examples will illustrate the impact of the length of the access period and the impact of a withdrawal on the regular income payments. These examples assume that the investment return is the same as the assumed investment return
(AIR) to make the regular income payment calculations simpler to understand. The regular income payments will vary based on the investment performance of the underlying funds.

         Annuitant............................ Male, Age 65
         Secondary Life....................... Female, Age 63
         Purchase Payment..................... $200,000.00
         Regular Income Payment Frequency..... Annual
         AIR.................................. 4.0%
         Hypothetical Investment Return....... 4.0%

                                               15-year Access Period    30-Year Access Period
         Regular Income Payment............... $ 10,795.64              $9,974.48

A 10% withdrawal from the account value will reduce the regular income payments by 10% to $9,716.07 with the 15-year access period and $8,977.03 with the 30-year access period.

At the end of the 15-year access period, the remaining account value of $135,374.66 (assuming no withdrawals) will be used to continue the $10,795.64 regular income payment during the lifetime income period for the lives of the annuitant and secondary life. At the end of the 30-year access period, the remaining account value of $66,884.77 (assuming no withdrawals) will be used to continue the $9,974.48 regular income payment during the lifetime income period for the lives of the annuitant and secondary life. (Note: the regular income payments during the lifetime income period will vary with the investment performance of the underlying funds).



Determination of Accumulation and Annuity Unit Value
A description of the days on which accumulation and annuity units will be valued is given in the prospectus. The New York Stock Exchange's (NYSE) most recent announcement (which is subject to change) states that it will be closed on weekends and on these holidays: New Year's Day, Martin Luther King Day, President's Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, and Christmas Day. If any of these holidays occurs on a weekend day, the Exchange may also be closed on the business day occurring just before or just after the holiday. It may also be closed on other days.


Since the portfolios of some of the fund and series will consist of securities primarily listed on foreign exchanges or otherwise traded outside the United States, those securities may be traded (and the net asset value of those fund and series and of the variable account could therefore be significantly affected) on days when the investor has no access to those funds and series.




Advertising
Lincoln Life & Annuity Company of New York (Lincoln New York) is ranked and rated by independent financial rating services, including Moody's, Standard & Poor's, Duff & Phelps and A.M. Best Company. The purpose of these ratings is to reflect the financial strength or claims-paying ability of Lincoln New York. The ratings are not intended to reflect the investment experience or financial strength of the VAA. We may advertise these ratings from time to time. In addition, we may include in certain advertisements, endorsements in the form of a list of organizations, individuals or other parties which recommend Lincoln New York or the policies. Furthermore, we may occasionally include in advertisements comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets, or discussions of alternative investment vehicles and general economic conditions.



Additional Services
Dollar Cost Averaging (DCA) - You may systematically transfer, on a monthly basis, amounts from certain subaccounts, or the fixed side (if available) of the contract into the subaccounts. You may elect to participate in the DCA program at the time of application or at anytime before the annuity commencement date by completing an election form available from us. The minimum amount to be dollar cost averaged is $2,000 over any period between six and 60 months. Once elected, the program will remain in effect until the earlier of:
 o the annuity commencement date;
 o the value of the amount being DCA'd is depleted; or
 o you cancel the program by written request or by telephone if we have your telephone authorization on file.

A transfer made as part of this program is not considered a transfer for purposes of limiting the number of transfers that may be made, or assessing any charges or adjustment which may apply to transfers. Upon receipt of an additional purchase payment allocated to the DCA fixed account, the existing program duration will be extended to reflect the end date of the new DCA program. However, the existing interest crediting rate will not be extended. The existing interest crediting rate will expire at its originally scheduled expiration date and the value remaining in the DCA account from the original amount as well as any additional purchase payments will be credited with interest at the standard DCA rate at the time. We reserve the right to discontinue this program at any time. DCA does not assure a profit or protect against loss.

Cross Reinvestment Program/Earnings Sweep Program - Under this option, account value in a designated variable subaccount of the contract that exceeds a certain baseline amount is automatically transferred to another specific variable subaccount(s) of the contract at specific intervals. You may elect to participate in the cross reinvestment program at the time of application or at any time before the annuity commencement date by sending a written request to us or by telephone if we have your telephone authorization on file. You designate the holding account, the receiving account(s), and the baseline amount. Cross reinvestment will continue until we receive authorization to terminate the program.

The minimum holding account value required to establish cross-reinvestment is $10,000. A transfer under this program is not considered a transfer for purposes of limiting the number of transfers that may be made. We reserve the right to discontinue this service at any time.


Portfolio Rebalancing - Portfolio rebalancing is an option, which, if elected by the contractowner, restores to a pre-determined level the percentage of the contract value, allocated to each variable subaccount. This pre-determined level will be the allocation initially selected when the contract was purchased, unless subsequently changed. The portfolio rebalancing allocation may be changed at any time by submitting a written request to us. If portfolio rebalancing is elected, all purchase payments allocated to the variable subaccounts must be subject to portfolio rebalancing. Portfolio rebalancing may take place on either a monthly, quarterly, semi-annual or annual basis, as selected by the contractowner. Once the portfolio rebalancing option is activated, any variable subaccount transfers executed outside of the portfolio rebalancing program will terminate the portfolio rebalancing program. Any subsequent purchase payment or withdrawal that modifies the account balance within each variable subaccount may also cause termination of the portfolio rebalancing program. Any such termination will be confirmed to the contractowner. The contractowner may terminate the portfolio rebalancing program or re-enroll at any time by sending a written request to us. If telephone authorization has been elected, the contractowner may make these elections by phone. The portfolio rebalancing program is not available following the annuity commencement date.



Other Information
Due to differences in redemption rates, tax treatment or other considerations, the interests of contractowners under the variable life accounts could conflict with those of contractowners under the VAA. In those cases, where assets from variable life and variable annuity separate accounts are invested in the same fund(s) (i.e., where mixed funding occurs), the Boards of Directors of the fund involved will monitor for any material conflicts and determine what action, if any, should be taken. If it becomes necessary for any separate account to replace shares of any fund with another investment, that fund may have to liquidate securities on a disadvantageous basis. Refer to the prospectus for each fund for more information about mixed funding.



Financial Statements

Financial statements of the VAA and the financial statements of Lincoln New York appear on the following pages. Subsequent to December 31, 2007, Lincoln New York's total stockholder's equity has declined, due primarily to declines in the market values of our available-for-sale securities caused primarily by the combination of reduced liquidity in all market segments, deterioration in credit fundamentals and widening spreads. The net assets of the VAA have also declined primarily due to the market conditions described above.

                   LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK
            (Formerly Jefferson-Pilot LifeAmerica Insurance Company)

                              Financial Statements
                      For the Year Ended December 31, 2007,
             For the Periods from April 3 through December 31, 2006
                      and January 1 through April 2, 2006,
                    and for the Year Ended December 31, 2005

                   LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

                                 BALANCE SHEETS
                        (IN MILLIONS, EXCEPT SHARE DATA)

                                                                         AS OF DECEMBER 31,
                                                                       -----------------------
                                                                         2007           2006
                                                                       --------       --------
ASSETS
Investments:
  Available-for-sale securities, at fair value:
    Fixed maturity (amortized cost: 2007 -- $5,767; 2006 -- $3,259)    $  5,759       $  3,294
    Equity (cost: 2007 -- $3; 2006 -- $5)                                     2              5
  Mortgage loans on real estate                                             260            251
  Policy loans                                                              387            184
  Other investments                                                           3              3
                                                                       --------       --------
  Total investments                                                       6,411          3,737
Cash and invested cash                                                      129             43
Deferred acquisition costs and value of business acquired                   799            366
Accrued investment income                                                    83             49
Reinsurance recoverables                                                    524            119
Goodwill                                                                    162            164
Other assets                                                                 84             45
Separate account assets                                                   2,284          1,752
                                                                       --------       --------
    Total assets                                                       $ 10,476       $  6,275
                                                                       ========       ========

LIABILITIES AND STOCKHOLDER'S EQUITY
LIABILITIES
Future contract benefits                                               $  1,448       $    447
Other contract holder funds                                               4,865          3,113
Other liabilities                                                           222             91
Separate account liabilities                                              2,284          1,752
                                                                       --------       --------
    Total liabilities                                                     8,819          5,403
                                                                       --------       --------

CONTINGENCIES AND COMMITMENTS (SEE NOTE 12)
STOCKHOLDER'S EQUITY
Common stock -- 132,000 shares, authorized, issued and outstanding          940            235
Retained earnings                                                           724            623
Accumulated other comprehensive income (loss)                                (7)            14
                                                                       --------       ---------
    Total stockholder's equity                                            1,657            872
                                                                       --------       ---------
      Total liabilities and stockholder's equity                       $ 10,476       $  6,275
                                                                       ========       ========

                 See accompanying Notes to Financial Statements

                   LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

                              STATEMENTS OF INCOME
                                  (IN MILLIONS)

                                                                                 PERIOD FROM       PERIOD FROM
                                                                 FOR THE           APRIL 3          JANUARY 1         FOR THE
                                                                YEAR ENDED         THROUGH           THROUGH         YEAR ENDED
                                                                DECEMBER 31,     DECEMBER 31,        APRIL 2,       DECEMBER 31,
                                                                   2007              2006              2006             2005
                                                                -----------      -----------       ------------     ------------
REVENUES
Insurance premiums                                                 $  85             $  27             $   5            $  10
Insurance fees                                                       237                89                 5               23
Net investment income                                                362               161                19               78
Realized loss                                                        (19)               (1)               --               (4)
                                                                   -----             -----             -----            -----
  Total revenues                                                     665               276                29              107
                                                                   -----             -----             -----            -----

BENEFITS AND EXPENSES
Interest credited                                                    193                95                11               48
Benefits                                                             194                43                 7               16
Underwriting, acquisition, insurance and other expenses              124                77                 6               22
                                                                   -----             -----             -----            -----
  Total benefits and expenses                                        511               215                24               86
                                                                   -----             -----             -----            -----
Income before federal income taxes                                   154                61                 5               21
Federal income taxes                                                  52                19                 2                8
                                                                   -----             -----             -----            -----
    Net income                                                     $ 102             $  42             $   3            $  13
                                                                   =====             =====             =====            =====

                 See accompanying Notes to Financial Statements

                   LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

                       STATEMENTS OF STOCKHOLDER'S EQUITY
                                  (IN MILLIONS)

                                                                                       PERIOD FROM    PERIOD FROM
                                                                         FOR THE         APRIL 3        JANUARY 1       FOR THE
                                                                        YEAR ENDED       THROUGH        THROUGH        YEAR ENDED
                                                                        DECEMBER 31,    DECEMBER 31,     APRIL 2,      DECEMBER 31,
                                                                           2007            2006           2006            2005
                                                                        -----------    ------------   ------------     -----------
COMMON STOCK
Balance at beginning-of-period                                            $   235         $   235        $   181         $   181
Stock compensation                                                             --              --              1              --
Acquisition by Lincoln National Corporation:
  Sale of stockholder's equity                                                 --              --           (182)             --
  Lincoln National Corporation purchase price                                  (1)             --            233              --
Merger with Predecessor Lincoln Life & Annuity Company of New York             --              --              2              --
Capital contribution                                                          706              --             --              --
                                                                          -------         -------        -------         -------
    Balance at end-of-period                                                  940             235            235             181
                                                                          -------         -------        -------         -------

RETAINED EARNINGS
Balance at beginning-of-period                                                623             581             26              18
Acquisition by Lincoln National Corporation:
  Sale of stockholder's equity                                                 --              --            (29)             --
Merger with Predecessor Lincoln Life & Annuity Company of New York             --              --            581              --
Cumulative effect of adoption of SOP 05-1                                      (1)             --             --              --
Comprehensive income (loss)                                                    81              53             (7)             (4)
Less other comprehensive income (loss), net of tax                            (21)             11            (10)            (17)
                                                                          -------         -------        -------         -------
  Net income                                                                  102              42              3              13
Dividends declared                                                             --              --             --              (5)
                                                                          -------         -------        -------         -------
    Balance at end-of-period                                                  724             623            581              26
                                                                          -------         -------        -------         -------

NET UNREALIZED GAIN (LOSS) ON AVAILABLE-FOR-SALE SECURITIES
Balance at beginning-of-period                                                 14               3             10              27
Merger with Predecessor Lincoln Life & Annuity Company of New York             --              --              3              --
Change during the period                                                      (22)             11            (10)            (17)
                                                                          -------         -------        -------         -------
    Balance at end-of-period                                                   (8)             14              3              10
                                                                          -------         -------        -------         -------

NET UNREALIZED GAIN ON DERIVATIVE INSTRUMENTS
Balance at beginning-of-period                                                 --              --             --              --
Change during the period                                                        1              --             --              --
                                                                          -------         -------        -------         -------
    Balance at end-of-period                                                    1              --             --              --
                                                                          -------         -------        -------         -------
      Total stockholder's equity at end-of-period                         $ 1,657         $   872        $   819         $   217
                                                                          =======         =======        =======         =======

                 See accompanying Notes to Financial Statements

                   LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

                            STATEMENTS OF CASH FLOWS
                                  (IN MILLIONS)

                                                                                          PERIOD FROM   PERIOD FROM
                                                                              FOR THE       APRIL 3      JANUARY 1      FOR THE
                                                                             YEAR ENDED     THROUGH       THROUGH      YEAR ENDED
                                                                            DECEMBER 31,   DECEMBER 31,   APRIL 2,     DECEMBER 31,
                                                                                2007          2006          2006          2005
                                                                            -----------   ------------  ------------   -----------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                                     $ 102         $  42         $   3         $  13
Adjustments to reconcile net income to net cash provided by operating activities:
    Deferred acquisition costs and value of business acquired deferrals
      and interest, net of amortization                                          (46)          (34)           (4)           (9)
    Change in accrued investment income                                          (23)            1            (1)            1
    Change in contract accruals                                                   49            46             1            (5)
    Change in contract holder funds                                              (51)          (12)            5            25
    Change in amounts recoverable from reinsurers                                (35)          (12)           --             1
    Change in federal income tax accruals                                         59             8             5             3
    Stock-based compensation expense                                              --            --             1            --
    Depreciation, amortization and accretion, net                                  1            (1)            1             3
    Realized loss                                                                 19             1            --             4
    Other                                                                         --            (3)           (4)            4
                                                                               -----         -----         -----         -----
      Net adjustments                                                            (27)           (6)            4            27
                                                                               -----         -----         -----         -----
        Net cash provided by operating activities                                 75            36             7            40
                                                                               -----         -----         -----         -----

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of available-for-sale securities                                      (734)         (349)           (8)         (205)
Sales of available-for-sale securities                                           143            84            12           135
Maturities of available-for-sale securities                                      550           212            16           117
Purchases of other investments                                                   (82)          (11)           --          (114)
Sales or maturities of other investments                                          79            13             4           104
Cash acquired from merger                                                         --            12            --            --
Other                                                                             --            (6)           --            (1)
                                                                               -----         -----         -----         -----
        Net cash provided by (used in) investing activities                      (44)          (45)           24            36
                                                                               -----         -----         -----         -----

CASH FLOWS FROM FINANCING ACTIVITIES
Universal life and investment contract deposits                                  541           395            27           124
Universal life and investment contract withdrawals                              (412)         (296)          (65)         (197)
Investment contract transfers                                                    (74)          (45)           --            --
Dividends paid                                                                    --            --            --            (5)
                                                                               -----         -----         -----         -----
        Net cash provided by (used in) financing activities                       55            54           (38)          (78)
                                                                               -----         -----         -----         -----
         Net increase (decrease) in cash and invested cash                        86            45            (7)           (2)
                                                                               -----         -----         -----         -----
         Cash and invested cash at beginning-of-period                            43            (2)            5             7
                                                                               -----         -----         -----         -----
            Cash and invested cash at end-of-period                            $ 129         $  43         $  (2)        $   5
                                                                               =====         =====         =====         =====

                 See accompanying Notes to Financial Statements

                   LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK
                          NOTES TO FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

Lincoln Life & Annuity Company of New York ("LLANY" or the "Company," which also may be referred to as "we," "our" or "us"), a wholly-owned subsidiary of The Lincoln National Life Insurance Company ("LNL"), a wholly-owned subsidiary of Lincoln National Corporation ("LNC" or the "Ultimate Parent"), and formerly referred to as Jefferson-Pilot LifeAmerica Insurance Company ("JPLA"), is domiciled in the state of New York. LLANY is principally engaged in the sale of individual life insurance products, individual annuity products and worksite and group non-medical products (primarily term life and disability). These products are marketed primarily through personal producing general agents and brokers throughout the U.S.

BASIS OF PRESENTATION

The accompanying financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). On April 3, 2006, LNC completed its merger with Jefferson-Pilot Corporation ("Jefferson-Pilot"). At that time, JPLA, a wholly-owned subsidiary of Jefferson Pilot Financial Insurance Company ("JPFIC"), a wholly-owned subsidiary of Jefferson-Pilot, became a wholly-owned subsidiary of LNC. Associated with the merger between LNC and Jefferson-Pilot, JPLA and the predecessor Lincoln Life & Annuity Company of New York ("predecessor LLANY") were merged into a single entity, effective April 2, 2007, with JPLA being the surviving entity, which was renamed to LLANY.

Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations", excludes transfers of net assets or exchanges of shares between entities under common control, and notes that certain provisions under Accounting Principle Board ("APB") Opinion No. 16, "Business Combinations"("APB Opinion No. 16"), provide a source of guidance for such transactions. In accordance with APB Opinion No. 16 the financial statements are presented as if LLANY completed the merger with predecessor LLANY on April 3, 2006 and we have included the results of operations and financial condition of predecessor LLANY in our financial statements beginning on April 3, 2006 and all comparative financial statements are restated and presented as if the entities had been previously combined, in a manner similar to a pooling-of-interests. The financial statements for the period from January 1 through April 2, 2006 and for the year ended December 31, 2005 exclude the results of operations and financial condition of predecessor LLANY.

Certain GAAP policies, which significantly affect the determination of financial position, results of operations and cash flows, are summarized below.

Certain amounts reported in prior years' financial statements have been reclassified to conform to the presentation adopted in the current year. These reclassifications have no effect on net income or stockholder's equity of the prior years.

LLANY also submits financial statements to insurance industry regulatory authorities. Those financial statements are prepared on the basis of statutory accounting practices ("SAP") and are significantly different from financial statements prepared in accordance with GAAP. See Note 17 for additional discussion on SAP.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ACCOUNTING ESTIMATES AND ASSUMPTIONS

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses for the reporting period. Those estimates are inherently subject to change and actual results could differ from those estimates. Included among the material (or potentially material) reported amounts and disclosures that require extensive use of estimates are: fair value of certain invested assets and derivatives, asset valuation allowances, deferred policy acquisition costs ("DAC"), goodwill, value of business acquired ("VOBA"), future contract benefits and other contract holder funds, deferred front-end loads ("DFEL"), pension plans, income taxes and the potential effects of resolving litigated matters.

BUSINESS COMBINATIONS

For all business combination transactions, not involving entities under common control, initiated after June 30, 2001, the purchase method of accounting has been used, and accordingly, the assets and liabilities of the acquired company have been recorded at their estimated fair values as of the merger date. The fair values are subject to adjustment of the initial allocation for a one-year period as more information relative to the fair values as of the acquisition date becomes available. The financial statements include the results of operations of any acquired company since the acquisition date.

AVAILABLE-FOR-SALE SECURITIES

Securities classified as available-for-sale consist of fixed maturity and equity securities and are stated at fair value with unrealized gains and losses included as a separate component of accumulated other comprehensive income ("OCI"), net of associated DAC, VOBA, other contract holder funds and deferred income taxes. The fair value of actively traded securities is based on quoted market prices from observable market data or estimates from independent pricing services. In cases where this information is not available, such as for privately placed securities, fair value is estimated using an internal pricing matrix. This matrix relies on management's judgment concerning: 1) the discount rate used in calculating expected future cash flows; 2) credit quality; 3) industry sector performance; and 4) expected maturity.

Dividends and interest income, recorded in net investment income, are recognized when earned. Amortization of premiums and accretion of discounts on investments in debt securities are reflected in net investment income over the contractual terms of the investments in a manner that produces a constant effective yield. Realized gains and losses on the sale of investments are determined using the specific identification method.

We regularly review available-for-sale securities for impairments in value deemed to be other-than-temporary. The cost basis of securities that are determined to be other-than-temporarily impaired is written down to current fair value with a corresponding charge to realized loss in net income. A write-down for impairment can be recognized for both credit-related events and for change in fair value due to changes in interest rates. Once a security is written down to fair value through net income, any subsequent recovery in value cannot be recognized in net income until the security is sold. However, in the event that the security is written down due to an interest-rate related impairment, the write-down is accreted through investment income over the life of the security. In evaluating whether a decline in value is other-than-temporary, we consider several factors including, but not limited to:
1) the severity (generally if greater than 20%) and duration (generally if greater than six months) of the decline; 2) our ability and intent to hold the security for a sufficient period of time to allow for a recovery in value; 3) the cause of the decline; and 4) fundamental analysis of the liquidity, business prospects and overall financial condition of the issuer.

For asset-backed and mortgage-backed securities, included in the available-for-sale fixed maturity securities portfolios, we recognize income using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. When actual prepayments differ significantly from originally anticipated prepayments, the effective yield is recalculated prospectively to reflect actual payments to date plus anticipated future payments. Any adjustments resulting from changes in effective yield are reflected in net investment income.

MORTGAGE LOANS ON REAL ESTATE

Mortgage loans on real estate are carried at unpaid principal balances adjusted for amortization of premiums and accretion of discounts and are net of valuation allowances. Interest income is accrued on the principal balance of the loan based on the loan's contractual interest rate. Premiums and discounts are amortized using the effective yield method over the life of the loan. Interest income and amortization of premiums and discounts are reported in net investment income along with mortgage loan fees, which are recorded as they are incurred. Loans are considered impaired when it is probable that, based upon current information and events, we will be unable to collect all amounts due under the contractual terms of the loan agreement. When we determine that a loan is impaired, a valuation allowance is established for the excess carrying value of the loan over its estimated value. The loan's estimated value is based on: 1) the present value of expected future cash flows discounted at the loan's effective interest rate; 2) the loan's observable market price; or 3) the fair value of the loan's collateral. Valuation allowances are maintained at a level we believe is adequate to absorb estimated probable credit losses. Our periodic evaluation of the adequacy of the allowance for losses is based on our past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay (including the timing of future payments), the estimated value of the underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. We do not accrue interest on impaired loans and loans 90 days past due, and any interest received on these loans is either applied to the principal or recorded in net investment income when received, depending on the assessment of the collectibility of the loan. Mortgage loans deemed to be uncollectible are charged against the allowance for losses and subsequent recoveries, if any, are credited to the allowance for losses. All mortgage loans that are impaired have an established allowance for credit losses. Changes in valuation allowances are reported in realized loss on our Statements of Income.

POLICY LOANS

Policy loans are carried at unpaid principal balances.

REALIZED LOSS

Realized loss includes realized gains and losses from the sale of investments and net gains and losses on reinsurance embedded derivatives on Modco reinsurance arrangements. Realized loss is recognized in net income, net of associated amortization of DAC, VOBA, deferred sales inducements ("DSI") and DFEL and changes in other contract holder funds. Realized loss is also net of allocations of investment gains and losses to certain contract holders and certain reinsurance arrangements for which we have a contractual obligation.

DERIVATIVE INSTRUMENTS

We have certain variable annuity products with guaranteed minimum withdrawal benefits ("GMWB") and guaranteed income benefits ("GIB") features that are embedded derivatives. These derivative instruments are recognized as either assets or liabilities on our Balance Sheets at estimated fair value.

See Note 5 for discussion on Derivative Instruments.

CASH AND CASH EQUIVALENTS

Cash and invested cash are carried at cost and include all highly liquid debt instruments purchased with a maturity of three months or less.

DAC, VOBA, DSI AND DFEL

Commissions and other costs of acquiring universal life insurance, variable universal life insurance, traditional life insurance, annuities and other investment contracts, which vary with and are primarily related to the production of new business, have been deferred (i.e., DAC) to the extent recoverable. The methodology for determining the amortization of DAC varies by product type based on two different accounting pronouncements: SFAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments" ("SFAS 97") and SFAS No. 60, "Accounting and Reporting by Insurance Enterprises" ("SFAS 60"). Under SFAS 97, acquisition costs for universal life and variable universal life insurance and investment-type products, which include fixed and variable deferred annuities, are generally amortized over the lives of the policies in relation to the incidence of estimated gross profits ("EGPs") from surrender charges, investment, mortality net of reinsurance ceded and expense margins and actual realized gain (loss) on investments. Contract lives for universal and variable universal life policies are estimated to be 30 years, based on the expected lives of the contracts. Contract lives for fixed and variable deferred annuities are 14 to 20 years for the traditional, long surrender charge period products and 8 to 10 years for the more recent short-term or no surrender charge variable products. The front-end load annuity product has an assumed life of 25 years. Longer lives are assigned to those blocks that have demonstrated favorable lapse experience.

Under SFAS 60, acquisition costs for traditional life insurance products, which include individual whole life, group business and term life insurance contracts, are amortized over periods of 10 to 30 years on either a straight-line basis or as a level percent of premium of the related policies depending on the block of business. There is currently no DAC balance or related amortization under SFAS 60 for fixed and variable payout annuities.

For all SFAS 97 and SFAS 60 contracts, amortization is based on assumptions consistent with those used in the development of the underlying contract form adjusted for emerging experience and expected trends.

VOBA is an intangible asset that reflects the estimated fair value of in-force contracts in a life insurance company acquisition and represents the portion of the purchase price that is allocated to the value of the right to receive future cash flows from the business in force at the acquisition date. VOBA is amortized over the expected lives of the block of insurance business in relation to the incidence of estimated profits expected to be generated on universal life, variable universal life and investment-type products, (i.e., variable deferred annuities) and over the premium paying period for insurance products, (i.e., traditional life insurance products). Amortization is based upon assumptions used in pricing the acquisition of the block of business and is adjusted for emerging experience. Accordingly, amortization periods and methods of amortization for VOBA vary depending upon the particular characteristics of the underlying blocks of acquired insurance business. VOBA is amortized in a manner consistent with DAC. Both DAC and VOBA amortization is reported within underwriting, acquisition, insurance and other expenses on our Statements of Income.

The carrying amounts of DAC and VOBA are adjusted for the effect of realized gains and losses and the effects of unrealized gains and losses on debt securities classified as available-for-sale. Amortization expense of DAC and VOBA reflects an assumption for an expected level of credit-related investment losses. When actual credit-related investment losses are realized, we recognize a true-up to our DAC and VOBA amortization within realized gains and losses reflecting the incremental impact of actual versus expected credit-related investment losses. These actual to expected amortization adjustments can create volatility period to period in net realized gains and losses.

Bonus credits and excess interest for dollar cost averaging contracts are considered DSI, and the unamortized balance is reported in other assets on our Balance Sheets. DSI is amortized over the expected life of the contract as an expense in interest credited on our Statements of Income. Amortization is computed using the same methodology and assumptions used in amortizing DAC.

Contract sales charges that are collected in the early years of an insurance contract are deferred (referred to as "DFEL"), and are amortized into income over the life of the contract in a manner consistent with that used for DAC. The deferral and amortization of DFEL is reported within insurance fees on our Statements of Income.

See Note 2 for discussion of the adoption and impact of Statement of Position ("SOP") 05-1, "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts" ("SOP 05-1").

On a quarterly basis, we may record an adjustment to the amounts included on our Balance Sheets for DAC, VOBA, DSI and DFEL with an offsetting benefit or charge to revenues or expenses for the impact of the difference between the estimates of future gross profits used in the prior quarter and the emergence of actual and updated estimates of future gross profits in the current quarter ("retrospective unlocking"). In addition, in the third quarter of each year, we conduct our annual comprehensive review of the assumptions and the projection models used for our estimates of future gross profits underlying the amortization of DAC, VOBA, DSI and DFEL and the calculations of the embedded derivatives and reserves for annuity and life insurance products with certain guarantees. These assumptions include investment margins, mortality, retention and rider utilization. Based on our review, the cumulative balances of DAC, VOBA, DSI and DFEL are adjusted with an offsetting benefit or charge to revenues or amortization expense to reflect such change ("prospective unlocking"). The distinction between these two types of unlocking is that retrospective unlocking is driven by the emerging experience period-over-period, while prospective unlocking is driven by changes in assumptions or projection models related to estimated future gross profits.

DAC, VOBA, DSI and DFEL are reviewed periodically to ensure that the unamortized portion does not exceed the expected recoverable amounts. No significant impairments occurred during the three years ended December 31, 2007.

REINSURANCE

We enter into reinsurance agreements with other companies in the normal course of business. Assets and liabilities and premiums and benefits from certain reinsurance contracts that grant statutory surplus relief to other insurance companies are netted on our Balance Sheets and Statements of Income, respectively, because there is a right of offset. All other reinsurance agreements are reported on a gross basis on our Balance Sheets as an asset for amounts recoverable from reinsurers or as a component of other liabilities for amounts, such as premiums, owed to the reinsurers, with the exception of Modco agreements for which the right of offset also exists. Premiums, benefits and DAC are reported net of insurance ceded.

GOODWILL

We recognize the excess of the purchase price over the fair value of net assets acquired as goodwill. Goodwill is not amortized, but is reviewed at least annually for indications of value impairment, with consideration given to financial performance and other relevant factors. In addition, certain events, including a significant adverse change in legal factors or the business climate, an adverse action or assessment by a regulator or unanticipated competition, would cause us to review the carrying amounts of goodwill for impairment. When an impairment occurs, the carrying amounts are written down and a charge is recorded against net income using a combination of fair value and discounted cash flows. No impairments occurred during the three years ended December 31, 2007.

SPECIFICALLY IDENTIFIABLE INTANGIBLE ASSETS

Specifically identifiable intangible assets, net of accumulated amortization, are reported in other assets. The carrying values of specifically identifiable intangible assets are reviewed periodically for indicators of impairment in value that are other-than-temporary, including unexpected or adverse changes in the following: 1) the economic or competitive environments in which the company operates; 2) profitability analyses; 3) cash flow analyses; and 4) the fair value of the relevant business operation. If there was an indication of impairment, then the cash flow method would be used to measure the impairment, and the carrying value would be adjusted as necessary.

PROPERTY AND EQUIPMENT

Property and equipment owned for company use is included in other assets on our Balance Sheets and is carried at cost less allowances for depreciation. Provisions for depreciation of property and equipment owned for company use are computed principally on the straight-line method over the estimated useful lives of the assets, which include computer hardware and software and other property and equipment.

IMPAIRMENT OF LONG-LIVED ASSETS

We periodically review the carrying value of our long-lived assets, including property and equipment, for impairment whenever events or circumstances indicate that the carrying amount of such assets may not be fully recoverable. For long-lived assets to be held and used, impairments are recognized when the carrying amount of a long-lived asset is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. An impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value.

Long-lived assets to be disposed of by abandonment or in an exchange for a similar productive long-lived asset are classified as held-for-use until disposed of.

Long-lived assets to be sold are classified as held-for-sale and are no longer depreciated. Certain criteria have to be met in order for the long-lived asset to be classified as held-for-sale, including that a sale is probable and expected to occur within one year. Long-lived assets classified as held-for-sale are recorded at the lower of their carrying amount or fair value less cost to sell.

SEPARATE ACCOUNT ASSETS AND LIABILITIES

Separate account assets and liabilities represent segregated funds administered and invested for the exclusive benefit of pension and variable life and annuity contract holders. Separate account assets are carried at fair value and the related liabilities are measured at an equivalent amount to the separate account assets. Investment risks associated with market value changes are borne by the contract holders, except to the extent of minimum guarantees made by us with respect to certain accounts. See Note 10 for additional information regarding arrangements with contractual guarantees. The revenues earned for administrative and contract holder maintenance services performed for these separate accounts are included in insurance fees on our Statements of Income.

FUTURE CONTRACT BENEFITS AND OTHER CONTRACT HOLDER FUNDS

The liabilities for future contract benefits and claim reserves for universal and variable universal life insurance policies consist of contract account balances that accrue to the benefit of the contract holders, excluding surrender charges. The liabilities for future insurance contract benefits and claim reserves for traditional life policies are computed using assumptions for investment yields, mortality and withdrawals based principally on generally accepted actuarial methods and assumptions at the time of contract issue. Investment yield assumptions for traditional direct individual life reserves for all contracts range from 2.25% to 7.00% depending on the time of contract issue. The investment yield assumptions for immediate and deferred paid-up annuities range from 1.25% to 10.00%. These investment yield assumptions are intended to represent an estimation of the interest rate experience for the period that these contract benefits are payable.

The liabilities for future claim reserves for variable annuity products containing guaranteed minimum death benefit ("GMDB") features are calculated by multiplying the benefit ratio (present value of total expected GMDB payments over the life of the contract divided by the present value of total expected assessments over the life of the contract) by the cumulative assessments recorded from the contract inception through the balance sheet date less the cumulative GMDB payments plus interest. The change in the reserve for a period is the benefit ratio multiplied by the assessments recorded for the period less GMDB claims paid in the period plus interest. If experience or assumption changes result in a new benefit ratio, the reserves are adjusted to reflect the changes in a manner similar to the unlocking of DAC, VOBA, DFEL and DSI.

With respect to our future contract benefits and other contract holder funds, we continually review: 1) overall reserve position; 2) reserving techniques; and 3) reinsurance arrangements. As experience develops and new information becomes known, liabilities are adjusted as deemed necessary. The effects of changes in estimates are included in the operating results for the period in which such changes occur.

The business written or assumed by us includes participating life insurance contracts, under which the contract holder is entitled to share in the earnings of such contracts via receipt of dividends. The dividend scale for participating policies is reviewed annually and may be adjusted to reflect recent experience and future expectations. As of December 31, 2007 and 2006, participating policies comprised approximately 4% and 1% of the face amount of insurance in force, and dividend expenses were $25 million, $5 million and less than $1 million for the years ended December 31, 2007, 2006 and 2005, respectively.

Universal life and variable universal life products with secondary guarantees represented approximately 15% of permanent life insurance in force as of December 31, 2007 and approximately 85% of sales for these products in 2007. Liabilities for the secondary guarantees on universal life-type products are calculated by multiplying the benefit ratio (present value of total expected secondary guarantee benefits over the life of the contract divided by the present value of total expected assessments over the life of the contract) by the cumulative assessments recorded from contract inception through the balance sheet date less the cumulative secondary guarantee benefit payments plus interest. If experience or assumption changes result in a new benefit ratio, the reserves are adjusted to reflect the changes in a manner similar to the unlocking of DAC, VOBA, DFEL and DSI. The accounting for secondary guarantee benefits impacts, and is impacted by, EGPs used to calculate amortization of DAC, VOBA, DFEL and DSI.

COMMITMENTS AND CONTINGENCIES

Contingencies arising from environmental remediation costs, regulatory judgments, claims, assessments, guarantees, litigation, recourse reserves, fines, penalties and other sources are recorded when deemed probable and reasonably estimable.

PREMIUMS AND FEES ON INVESTMENT PRODUCTS AND UNIVERSAL LIFE INSURANCE PRODUCTS

Investment products consist primarily of individual and group variable and fixed deferred annuities. Interest-sensitive life insurance products include universal life insurance, variable universal life insurance and other interest-sensitive life insurance policies. These products include life insurance sold to individuals, corporate-owned life insurance and bank-owned life insurance. Revenues for investment products and universal life insurance products consist of net investment income, asset-based fees, cost of insurance charges, percent of premium charges, contract administration charges and surrender charges that have been assessed and earned against contract account balances and premiums received during the period. The timing of revenue recognition as it relates to fees assessed on investment contracts is determined based on the nature of such fees. Asset-based fees, cost of insurance and contract administration charges are assessed on a daily or monthly basis and recognized as revenue when assessed and earned. Percent of premium charges are assessed at the time of premium payment and recognized as revenue when assessed and earned. Certain amounts assessed that represent compensation for services to be provided in future periods are reported as unearned revenue and recognized in income over the periods benefited. Surrender charges are recognized upon surrender of a contract by the contract holder in accordance with contractual terms.

PREMIUMS ON TRADITIONAL LIFE INSURANCE PRODUCTS

Traditional life insurance products include those products with fixed and guaranteed premiums and benefits and consist primarily of whole life insurance, limited-payment life insurance, term life insurance and certain annuities with life contingencies. Premiums for traditional life insurance products are recognized as revenue when due from the contract holder.

BENEFITS

Benefits for universal life and other interest-sensitive life insurance products includes benefit claims incurred during the period in excess of contract account balances. Benefits also includes the change in reserves for life insurance products with secondary guarantee benefits and annuity products with guaranteed benefits, such as GMDB, and the change in fair values of guarantees for annuity products with GMWB and GIB. For traditional life, group health and disability income products, benefits and expenses, other than DAC and VOBA, are recognized when incurred in a manner consistent with the related premium recognition policies.

INTEREST CREDITED

Interest credited includes interest credited to contract holder account balances. Interest crediting rates associated with funds invested in the general account during 2005 through 2007 ranged from 3.00% to 9.00%.

PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

Our employees participate in the pension and postretirement benefit plans which are sponsored by LNC and LNL. Pursuant to the accounting rules for obligations to employees under LNC's various pension and other postretirement benefit plans, LNC is required to make a number of assumptions to estimate related liabilities and expenses. LNC uses assumptions for the weighted-average discount rate and expected return on plan assets to estimate pension expense. The discount rate assumptions are determined using an analysis of current market information and the projected benefit flows associated with these plans. The expected long-term rate of return on plan assets is initially established at the beginning of the plan year based on historical and projected future rates of return and is the average rate of earnings expected on the funds invested or to be invested in the plan. The calculation of LNC's accumulated postretirement benefit obligation also uses an assumption of weighted-average annual rate of increase in the per capita cost of covered benefits, which reflects a health care cost trend rate. See Note 15 for more information on our accounting for employee benefit plans.

STOCK-BASED COMPENSATION

We are included in LNC's consolidated incentive compensation plans. We expense our portion of the fair value of stock awards included in LNC's incentive compensation plans. As of the date LNC's Board of Directors approves stock awards, the fair value of stock options is determined using a Black-Scholes options valuation methodology. The fair value of other stock awards is based upon the market value of the stock. The fair value of the awards is expensed over the service period, which generally corresponds to the vesting period, and is recognized as an increase to common stock in stockholder's equity. Stock-based compensation expense is reflected in underwriting, acquisition, insurance and other expenses on our Statements of Income. For additional information on stock-based incentive compensation see Note 16.

INCOME TAXES

We have elected to file consolidated federal and state income tax returns with LNC and its subsidiaries. Pursuant to an intercompany tax sharing agreement with LNC, we provide for income taxes on a separate return filing basis. The tax sharing agreement also provides that we will receive benefit for net operating losses, capital losses and tax credits which are not usable on a separate return basis to the extent such items may be utilized in the consolidated income tax returns of LNC.

Deferred income taxes are recognized, based on enacted rates, when assets and liabilities have different values for financial statement and tax reporting purposes. A valuation allowance is recorded to the extent required to reduce the deferred tax asset to an amount that we expect, more likely than not, will be realized. See Note 6 for additional information.

2. NEW ACCOUNTING STANDARDS

ADOPTION OF NEW ACCOUNTING STANDARDS

SOP 05-1 -- ACCOUNTING BY INSURANCE ENTERPRISES FOR DEFERRED ACQUISITION COSTS IN CONNECTION WITH MODIFICATIONS OR EXCHANGES OF INSURANCE CONTRACTS

In September 2005, the American Institute of Certified Public Accountants issued SOP 05-1, which provides guidance on accounting for DAC on internal replacements of insurance and investment contracts other than those specifically described in SFAS 97. An internal replacement, defined by SOP 05-1, is a modification in product benefits, features, rights or coverages that occurs by the exchange of a contract for a new contract, or by amendment, endorsement or rider to a contract, or by the election of a feature or coverage within a contract. Contract modifications that result in a substantially unchanged contract will be accounted for as a continuation of the replaced contract. Contract modifications that result in a substantially changed contract should be accounted for as an extinguishment of the replaced contract. Unamortized DAC, VOBA, DFEL and DSI from the replaced contract must be written off. SOP 05-1 is effective for internal replacements occurring in fiscal years beginning after December 15, 2006.

We adopted SOP 05-1 effective January 1, 2007. The adoption of SOP 05-1 did not have a material impact on our financial condition or results of operations.

FINANCIAL ACCOUNTING STANDARDS BOARD ("FASB") INTERPRETATION NO. 48 -- ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES -- AN INTERPRETATION OF FASB STATEMENT NO. 109

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes -- an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 prescribes a comprehensive model for how companies should recognize, measure, present and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. FIN 48 requires companies to determine whether it is "more likely than not" that an individual tax position will be sustained upon examination by the appropriate taxing authority prior to any part of the benefit being recognized in the financial statements. Such tax positions shall initially and subsequently be measured as the largest amount of tax benefit that is greater than fifty percent likely of being realized upon settlement with the tax authority, assuming full knowledge of the position and all relevant facts. In addition, FIN 48 expands disclosure requirements to include additional information related to unrecognized tax benefits, including accrued interest and penalties, and uncertain tax positions where the estimate of the tax benefit may change significantly in the next twelve months. FIN 48 is effective for fiscal years beginning after December 15, 2006. We adopted FIN 48 effective January 1, 2007 by recording an increase in the liability for unrecognized tax benefits of less than $1 million on our Balance Sheets, offset by a reduction to the beginning balance of retained earnings. See Note 6 for more information regarding our adoption of FIN 48.

SFAS NO. 155 -- ACCOUNTING FOR CERTAIN HYBRID FINANCIAL INSTRUMENTS -- AN AMENDMENT OF FASB STATEMENTS NO. 133 AND 140

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments -- an amendment of FASB Statements No. 133 and 140" ("SFAS 155"), which permits fair value remeasurement for a hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. Under SFAS 155, an entity may make an irrevocable election to measure a hybrid financial instrument at fair value, in its entirety, with changes in fair value recognized in earnings. SFAS 155 also: (a) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133; (b) eliminates the interim guidance in SFAS 133 Implementation Issue No. D1, "Application of Statement 133 to Beneficial Interests in Securitized Financial Assets," and establishes a requirement to evaluate beneficial interests in securitized financial assets to identify interests that are either freestanding derivatives or hybrid financial instruments that contain an embedded derivative requiring bifurcation; (c) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and (d) eliminates restrictions on a qualifying special-purpose entity's ability to hold passive derivative financial instruments that pertain to beneficial interests that are or contain a derivative financial instrument.

We adopted the provisions SFAS 155 on January 1, 2007. Prior period restatement was not permitted. The adoption of SFAS 155 did not have a material impact on our financial condition or results of operations.

STAFF ACCOUNTING BULLETIN NO. 108 -- CONSIDERING THE EFFECTS OF PRIOR YEAR MISSTATEMENTS WHEN QUANTIFYING MISSTATEMENTS IN CURRENT YEAR FINANCIAL STATEMENTS

In September 2006, the U.S. Securities and Exchange Commission ("SEC") staff issued Staff Accounting Bulletin ("SAB") No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 provides guidance for evaluating the effects of prior year uncorrected errors when quantifying misstatements in the current year financial statements. Under SAB 108, the impact of correcting misstatements occurring in the current period and those that have accumulated over prior periods must both be considered when quantifying the impact of misstatements in current period financial statements. SAB 108 is effective for fiscal years ending after November 15, 2006, and may be adopted by either restating prior financial statements or recording the cumulative effect of initially applying the approach as adjustments to the carrying values of assets and liabilities as of January 1, 2006, with an offsetting adjustment to retained earnings. We adopted the provisions of SAB 108 as of December 31, 2006. The adoption of SAB 108 did not have a material effect on our financial statements.

SFAS NO. 123(R) -- SHARE-BASED PAYMENT

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)"), which is a revision of SFAS No. 123, "Accounting for Stock-based Compensation" ("SFAS 123"). SFAS 123(R) requires us to recognize at fair value all costs resulting from share-based payments to employees, except for equity instruments held by employee share ownership plans. Similar to SFAS 123, under SFAS 123(R), the fair value of share-based payments is recognized as a reduction to earnings over the period an employee is required to provide service in exchange for the award. We had previously adopted the retroactive restatement method under SFAS No. 148, "Accounting for Stock-based Compensation -- Transition and Disclosure," and restated all periods presented to reflect stock-based employee compensation cost under the fair value accounting method for all employee awards granted, modified or settled in fiscal years beginning after December 15, 1994.

Effective January 1, 2006, we adopted SFAS 123(R), using the modified prospective transition method. Under that transition method, compensation cost recognized in 2006 includes: (a) compensation cost for all share-based payments granted prior to but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123 and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). Results from prior periods have not been restated. The adoption of SFAS 123(R) did not have a material effect on our income before federal income taxes or net income.

SFAS 123(R) eliminates the alternative under SFAS 123 permitting the recognition of forfeitures as they occur. Expected forfeitures, resulting from the failure to satisfy service or performance conditions, must be estimated at the grant date, thereby recognizing compensation expense only for those awards expected to vest. In accordance with SFAS 123(R), we have included estimated forfeitures in the determination of compensation costs for all share-based payments. Estimates of expected forfeitures must be reevaluated at each balance sheet date, and any change in the estimates will be recognized retrospectively in net income in the period of the revised estimates.

Prior to the adoption of SFAS 123(R), we presented all tax benefits of deductions resulting from the exercise of stock options as operating cash flows on our Statements of Cash Flows. SFAS 123(R) requires the cash flows from tax benefits resulting from tax deductions in excess of the compensation costs recognized to be classified as financing cash flows. Our excess tax benefits are classified as financing cash flows, prospectively, on our Statements of Cash Flows for the years ended December 31, 2007 and 2006.

Our employees are included in LNC's various incentive plans. LNC issues share-based compensation awards under authorized plans, subject to specific vesting conditions. Generally, compensation expense is recognized ratably over a three-year vesting period, but recognition may be accelerated upon the occurrence of certain events. For awards that specify an employee will vest upon retirement and an employee is eligible to retire before the end of the normal vesting period, we record compensation expense over the period from the grant date to the date of retirement eligibility. As a result of adopting SFAS 123(R), we have revised the prior method of recording unrecognized compensation expense upon retirement and use the non-substantive vesting period approach for all new share-based awards granted after January 1, 2006. Under the non-substantive vesting period approach, we recognize compensation cost immediately for awards granted to retirement-eligible employees, or ratably over a period from the grant date to the date retirement eligibility is achieved. If we would have applied the non-substantive vesting period approach to all share based compensation awards granted prior to January 1, 2006, it would not have a material effect on our results of operations or financial position.

See Note 16 for more information regarding our stock-based compensation plans.

FASB STAFF POSITION FAS 115-1 AND FAS 124-1 -- THE MEANING OF
OTHER-THAN-TEMPORARY IMPAIRMENT AND ITS APPLICATION TO CERTAIN INVESTMENTS

In November 2005, the FASB issued FASB Staff Position ("FSP") Nos. SFAS 115-1 and SFAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("FSP 115-1"). The guidance in FSP 115-1 nullifies the accounting and measurement provisions of Emerging Issues Task Force ("EITF") No. 03-1 -- "The Meaning of Other-Than-Temporary Impairments and Its Application to Certain Investments" and supersedes EITF Topic No. D-44 "Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value." FSP 115-1 was effective for reporting periods beginning after December 15, 2005, on a prospective basis. Our existing policy for recognizing other-than-temporary impairments is consistent with the guidance in FSP 115-1, and includes the recognition of other than temporary impairments of securities resulting from credit related issues as well as declines in fair value related to rising interest rates, where we do not have the intent to hold the securities until either maturity or recovery. We adopted FSP 115-1 effective January 1, 2006. The adoption of FSP 115-1 did not have a material effect on our financial condition or results of operations.

FUTURE ADOPTION OF NEW ACCOUNTING STANDARDS

SFAS NO. 157 -- FAIR VALUE MEASUREMENTS

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value under current accounting pronouncements that require or permit fair value measurement and enhances disclosures about fair value instruments. SFAS 157 retains the exchange price notion, but clarifies that exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability (exit price) in the principal market, or the most advantageous market in the absence of a principal market, for that asset or liability, as opposed to the price that would be paid to acquire the asset or receive a liability (entry price). Fair value measurement is based on assumptions used by market participants in pricing the asset or liability, which may include inherent risk, restrictions on the sale or use of an asset, or nonperformance risk which would include the reporting entity's own credit risk. SFAS 157 establishes a three-level fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value. The highest priority, Level 1, is given to quoted prices in active markets for identical assets or liabilities. Level 2 inputs are observable inputs, other than quoted prices included in Level 1, for the asset or liability. Level 3 inputs, the lowest priority, include unobservable inputs in situations where there is little or no market activity for the asset or liability and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability, including assumptions regarding risk. We have certain guaranteed benefit features that, prior to January 1, 2008, were recorded using fair value pricing. These benefits will continue to be measured on a fair value basis with the adoption of SFAS 157, utilizing a number for Level 3, with some Level 2 inputs, which are reflective of the hypothetical market participant perspective for fair value measurement. In addition, SFAS 157 expands the disclosure requirements for annual and interim reporting to focus on the inputs used to measure fair value, including those measurements using significant unobservable inputs, and the effects of the measurements on earnings. We adopted SFAS 157 for all of our financial instruments effective January 1, 2008 and expect to record between a $1 million and $8 million increase to net income attributable to changes in the fair value of indexed annuities reported in our Individual Markets --Annuities segment.

SFAS NO. 159 -- THE FAIR VALUE OPTION FOR FINANCIAL ASSETS AND FINANCIAL LIABILITIES

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"), which allows an entity to make an irrevocable election, on specific election dates, to measure eligible items at fair value. The election to measure an item at fair value may be determined on an instrument by instrument basis, with certain exceptions. If the fair value option is elected, unrealized gains and losses will be recognized in earnings at each subsequent reporting date, and any upfront costs and fees related to the item will be recognized in earnings as incurred. In addition, the presentation and disclosure requirements of SFAS 159 are designed to assist in the comparison between entities that select different measurement attributes for similar types of assets and liabilities. SFAS 159 applies to fiscal years beginning after November 15, 2007, with early adoption permitted for an entity that has also elected to apply the provisions of SFAS 157. At the effective date, the fair value option may be elected for eligible items that exist on that date. Effective January 1, 2008, we elected not to adopt the fair value option for any existing financial assets or liabilities that existed as of January 1, 2008.

SFAS NO. 141(R) -- BUSINESS COMBINATIONS

In December 2007, the FASB issued SFAS No. 141(R) "Business Combinations" ("SFAS 141(R)") -- a revision to the FASB Statement SFAS No. 141 "Business Combinations" ("SFAS 141"), which aims to improve the relevance, representational faithfulness and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. SFAS 141(R) retains the fundamental requirements of SFAS 141, broadens its scope by applying the acquisition method to all transactions and other events in which one entity obtains control over one or more other businesses, and requires, among other things, that assets acquired and liabilities assumed be measured at fair value as of the acquisition date, liabilities related to contingent consideration be recognized at the acquisition date and remeasured at fair value in each subsequent reporting period, acquisition-related costs be expensed as incurred and that income be recognized if the fair value of the net assets acquired exceeds the fair value of the consideration transferred. SFAS 141(R) applies to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period on or after December 15, 2008.

3. ACQUISITIONS AND REINSURANCE ASSUMPTION FROM LNL

ACQUISITIONS

JEFFERSON-PILOT MERGER

On April 3, 2006, LNC completed its merger with Jefferson-Pilot by acquiring 100% of the outstanding shares of Jefferson-Pilot in a transaction accounted for under the purchase method of accounting prescribed by SFAS 141. Associated with the merger between LNC and Jefferson-Pilot, LLANY and predecessor were merged into a single entity, effective April 2, 2007, with JPLA being the surviving entity, which was renamed to LLANY.

SFAS 141 requires that the total purchase price be allocated to the assets acquired and liabilities assumed based on their fair values at the merger date.

The fair value of LLANY's (formerly JPLA) net assets acquired in the merger was $232 million. Goodwill of $52 million resulted from the excess of purchase price over the fair value of net assets acquired. LNC paid a premium over the fair value of net assets for a number of potential strategic and financial benefits that are expected to be realized as a result of the merger including, but not limited to, the following:

- Greater size and scale with improved earnings diversification and strong financial flexibility;

-    Broader, more balanced product portfolio;

-    Larger distribution organization; and

- Value creation opportunities through expense savings and revenue enhancements across business units.

The following table summarizes the fair values of LLANY's (formerly JPLA) net assets acquired (in millions) as of the acquisition date:

                                                                     FAIR VALUE
                                                                     ----------
Investments                                                          $    1,307
Reinsurance recoverables                                                     10
Value of business acquired                                                   66
Goodwill                                                                     52
Other assets                                                                 24
Separate account assets                                                      22
Future contract benefits and other contract holder funds                 (1,221)
Income tax liabilities                                                       (3)
Accounts payable, accruals and other liabilities                             (3)
Separate account liabilities                                                (22)
                                                                     ----------
  Total purchase price                                               $      232
                                                                     ==========

The following table summarized the sale of LLANY's (formerly JPLA) stockholder's equity (in millions) as of the acquisition date:

                                                                      CARRYING
                                                                        VALUE
                                                                     ----------
Investments                                                          $    1,306
Reinsurance recoverables                                                     10
Deferred acquisition costs                                                   60
Value of business acquired                                                   11
Goodwill                                                                     20
Other assets                                                                 18
Separate account assets                                                      22
Future contract benefits and other contract holder funds                 (1,201)
Income tax liabilities                                                       (9)
Accounts payable, accruals and other liabilities                             (4)
Separate account liabilities                                                (22)
                                                                     ----------
Total sale of stockholder's equity                                   $      211
                                                                     ==========
Composition of stockholder's equity sold
Common stock                                                         $      182
Retained earnings                                                            29
                                                                     ----------
                                                                     $      211
                                                                     ==========

The goodwill (in millions) resulting from the merger was allocated to the following segments:

                                                                     FAIR VALUE
                                                                     ----------
Individual Markets:
Life Insurance                                                       $       43
Annuities                                                                     9
                                                                     ----------
  Total goodwill                                                     $       52
                                                                     ==========

PREDECESSOR LLANY MERGER

The carrying value of predecessor LLANY's net assets that were merged into LLANY (formerly JPLA) was $586 million. The following table summarizes the acquired values of predecessor LLANY's net assets (in millions) as of April 3, 2006:

                                                                      CARRYING
                                                                        VALUE
                                                                     ----------
Investments                                                          $    2,356
Reinsurance recoverables                                                     98
Value of business acquired                                                  277
Goodwill                                                                    110
Other assets                                                                 75
Separate account assets                                                   1,348
Future contract benefits and other contract holder funds                 (2,271)
Income tax liabilities                                                      (34)
Accounts payable, accruals and other liabilities                            (25)
Separate account liabilities                                             (1,348)
                                                                     ----------
  Total net assets acquired                                          $      586
                                                                     ==========

The goodwill (in millions) that was merged into LLANY was allocated to the following segments:

                                                                      CARRYING
                                                                        VALUE
                                                                     ----------
Individual Markets:
Life Insurance                                                       $       93
Annuities                                                                    17
                                                                     ----------
  Total goodwill                                                     $      110
                                                                     ==========

REINSURANCE ASSUMPTION FROM LNL

Effective March 1, 2007, LNL ceded to predecessor LLANY, through an assignment and assumption agreement, certain blocks of individual and group life business. This assumption was a non-cash transaction. The following table summarizes the amounts (in millions) assumed from LNL:

                                                                      ACQUIRED
                                                                        VALUE
                                                                     ----------
Investments                                                          $    2,510
Policy loans                                                                209
Deferred acquisition costs and value of business acquired                   366
Accrued investment income                                                    11
Reinsurance recoverables                                                    370
Other assets                                                                 22
Future contract benefits and other contract holder funds                 (2,701)
Other liabilities                                                           (83)
                                                                     ----------
  Total capital contribution                                         $      704
                                                                     ==========

The caption capital contribution, in the accompanying Consolidated Statements of Stockholder's Equity, includes the $704 million presented above as well as a $2 million capital contribution for an unrelated matter.

4. INVESTMENTS

AVAILABLE-FOR-SALE SECURITIES

The amortized cost, gross unrealized gains and losses and fair value of available-for-sale securities (in millions) were as follows:

                                                    AS OF DECEMBER 31, 2007
                                          -----------------------------------------
                                                       GROSS UNREALIZED
                                          AMORTIZED    -----------------     FAIR
                                             COST      GAINS      LOSSES     VALUE
                                          ---------    ------     ------     ------
  Corporate bonds                           $4,481     $   94     $   94     $4,481
  U.S. Government bonds                         31          2         --         33
  Foreign government bonds                      46          6         --         52
  Asset and mortgage-backed securities       1,169         15         32      1,152
  State and municipal bonds                     37          1         --         38
  Redeemable preferred stocks                    3         --         --          3
                                            ------     ------     ------     ------
    Total fixed maturity securities          5,767        118        126      5,759
Equity securities                                3         --          1          2
                                            ------     ------     ------     ------
    Total available-for-sale securities     $5,770     $  118     $  127     $5,761
                                            ======     ======     ======     ======

                                                   AS OF DECEMBER 31, 2006
                                          -----------------------------------------
                                                       GROSS UNREALIZED
                                          AMORTIZED    -----------------     FAIR
                                             COST      GAINS      LOSSES     VALUE
                                          ---------    ------     ------     ------
  Corporate bonds                           $2,610     $   48     $   18     $2,640
  U.S. Government bonds                         20         --         --         20
  Foreign government bonds                      15          3         --         18
  Asset and mortgage-backed securities         578          7          5        580
  State and municipal bonds                     27         --         --         27
  Redeemable preferred stocks                    3         --         --          3
  Affiliate bonds                                6         --         --          6
                                            ------     ------     ------     ------
    Total fixed maturity securities          3,259         58         23      3,294
Equity securities                                5         --         --          5
                                            ------     ------     ------     ------
    Total available-for-sale securities     $3,264     $   58     $   23     $3,299
                                            ======     ======     ======     ======

The amortized cost and fair value of available-for-sale fixed maturity securities by contractual maturities (in millions) were as follows:

                                                               AS OF DECEMBER 31, 2007
                                                            ----------------------------
                                                            AMORTIZED COST    FAIR VALUE
                                                            --------------    ----------
Due in one year or less                                         $  352          $  353
Due after one year through five years                            1,215           1,242
Due after five years through ten years                           1,239           1,241
Due after ten years                                              1,792           1,771
                                                                ------          ------
  Subtotal                                                       4,598           4,607
Asset and mortgage-backed securities                             1,169           1,152
                                                                ------          ------
    Total available-for-sale fixed maturity securities          $5,767          $5,759
                                                                ======          ======

Actual maturities may differ from contractual maturities because issuers may have the right to call or pre-pay obligations.

The fair value and gross unrealized losses of available-for-sale securities (in millions), aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, were as follows:

                                                                                   AS OF DECEMBER 31, 2007
                                                              ---------------------------------------------------------------
                                                              LESS THAN OR EQUAL       GREATER THAN
                                                               TO TWELVE MONTHS        TWELVE MONTHS            TOTAL
                                                              -------------------   -------------------   -------------------
                                                                         GROSS                 GROSS                 GROSS
                                                              FAIR     UNREALIZED   FAIR     UNREALIZED   FAIR     UNREALIZED
                                                              VALUE      LOSSES     VALUE      LOSSES     VALUE      LOSSES
                                                              ------   ----------   ------   ----------   ------   ----------
  Corporate bonds                                             $1,109     $   51     $  698     $   43     $1,807     $   94
  Foreign government bonds                                         2         --         --         --          2         --
  Asset and mortgage-backed securities                           333         24        178          8        511         32
  State and municipal bonds                                        2         --          5         --          7         --
                                                              ------     ------     ------     ------     ------     ------
    Total fixed maturity securities                            1,446         75        881         51      2,327        126
Equity securities                                                  2          1         --         --          2          1
      Total available-for-sale securities                     $1,448     $   76     $  881     $   51     $2,329     $  127
                                                              ======     ======     ======     ======     ======     ======
Total number of securities in an unrealized loss position                                                               738
                                                                                                                     ======

                                                                                   AS OF DECEMBER 31, 2006
                                                              ---------------------------------------------------------------
                                                              LESS THAN OR EQUAL       GREATER THAN
                                                               TO TWELVE MONTHS        TWELVE MONTHS            TOTAL
                                                              -------------------   -------------------   -------------------
                                                                         GROSS                 GROSS                 GROSS
                                                              FAIR     UNREALIZED   FAIR     UNREALIZED   FAIR     UNREALIZED
                                                              VALUE      LOSSES     VALUE      LOSSES     VALUE      LOSSES
                                                              ------   ----------   ------   ----------   ------   ----------
  Corporate bonds                                             $  523     $    5     $  438     $   13     $  961     $   18
  U.S. Government bonds                                            9         --         --         --          9         --
  Foreign government bonds                                         1         --         --         --          1         --
  Asset and mortgage-backed securities                            93         --        171          5        264          5
  State and municipal bonds                                       --         --          8         --          8         --
  Affiliate bonds                                                  6         --         --         --          6         --
                                                              ------     ------     ------     ------     ------     ------
    Total fixed maturity securities                              632          5        617         18      1,249         23
Equity securities                                                 --         --         --         --         --         --
    Total available-for-sale securities                       $  632     $    5     $  617     $   18     $1,249     $   23
                                                              ======     ======     ======     ======     ======     ======
Total number of securities in an unrealized loss position                                                               581
                                                                                                                     ======

The fair value, gross unrealized losses (in millions) and number of available-for-sale securities, where the fair value had declined below amortized cost by greater than 20%, were as follows:

                                                               AS OF DECEMBER 31, 2007
                                                          ----------------------------------
                                                                      GROSS         NUMBER
                                                          FAIR      UNREALIZED        OF
                                                          VALUE       LOSSES      SECURITIES
                                                          -----     ----------    ----------
Less than six months                                       $18          $ 6            8
Six months or greater, but less than nine months            11            5           12
Nine months or greater, but less than twelve months          4            2            5
Twelve months or greater                                    23           11           16
                                                           ---          ---          ---
  Total available-for-sale securities                      $56          $24           41
                                                           ===          ===          ===

                                                                 AS OF DECEMBER 31, 2006
                                                          ----------------------------------
                                                                      GROSS         NUMBER
                                                          FAIR      UNREALIZED        OF
                                                          VALUE       LOSSES      SECURITIES
                                                          -----     ----------    ----------
Less than six months                                       $--          $--            2
Six months or greater, but less than nine months            --           --           --
Nine months or greater, but less than twelve months         --           --            1
Twelve months or greater                                    --           --            1
                                                           ---          ---           --
  Total available-for-sale securities                      $--          $--            4
                                                           ===          ===          ===

As described more fully in Note 1, we regularly review our investment holdings for other-than-temporary impairments. Based upon this review, the cause of the decline being principally attributable to changes in interest rates and credit spreads during the holding period and our current ability and intent to hold securities in an unrealized loss position for a period of timesufficient for recovery, we believe that these securities were not other-than-temporarily impaired as of December 31, 2007 and 2006.

MORTGAGE LOANS ON REAL ESTATE

Mortgage loans on real estate principally involve commercial real estate. The commercial loans are geographically diversified throughout the United States with the largest concentrations in Illinois, Texas and New York accounting for approximately 28% of mortgage loans as of December 31, 2007.

NET INVESTMENT INCOME

The major categories of net investment income (in millions) were as follows:

                                                                 PERIOD FROM    PERIOD FROM
                                                    FOR THE        APRIL 3        JANUARY 1      FOR THE
                                                   YEAR ENDED      THROUGH         THROUGH     YEAR ENDED
                                                   DECEMBER 31,   DECEMBER 31,     APRIL 2,    DECEMBER 31,
                                                      2007           2006            2006         2005
                                                   -----------   ------------   -----------    -----------
Available-for-sale fixed maturity securities          $ 319          $ 140           $  17        $  73
Mortgage loans on real estate                            16             13               1            4
Policy loans                                             21              8               1            2
Invested cash                                             4              2              --           --
Other investments                                         2              1              --           --
                                                      -----          -----           -----        -----
  Total investment income                               362            164              19           79
Investment expense                                       --             (3)             --           (1)
                                                      -----          -----           -----        -----
    Net investment income                             $ 362          $ 161           $  19        $  78
                                                      =====          =====           =====        =====

REALIZED LOSS

The detail of the realized loss (in millions) was as follows:

                                                                         PERIOD FROM   PERIOD FROM
                                                            FOR THE        APRIL 3      JANUARY 1       FOR THE
                                                           YEAR ENDED      THROUGH       THROUGH       YEAR ENDED
                                                          DECEMBER 31,   DECEMBER 31,    APRIL 2,     DECEMBER 31,
                                                              2007           2006          2006          2005
                                                          -----------    -----------   -----------    -----------
Available-for-sale fixed maturity securities:
  Gross gains                                                $   6          $   2         $  --         $  --
  Gross losses                                                 (29)            (2)           --            (4)
Gain on other investments                                       --              1            --            --
Associated amortization of DAC, VOBA, DSI, DFEL and
  changes in other contract holder funds                         4             (2)           --            --
                                                             -----          -----         ---           ---
    Total realized loss                                      $ (19)         $  (1)        $  --         $  (4)
                                                             =====          =====         ===           =====
Write-downs for other-than-temporary impairments
  included in realized loss on investments above             $ (27)         $  (2)        $  --         $  --
                                                             =====          =====         ===           ===

INVESTMENT COMMITMENTS

As of December 31, 2007, our investment commitments, primarily mortgage loans on real estate, were $12 million.

CONCENTRATIONS OF FINANCIAL INSTRUMENTS

As of December 31, 2007 and 2006, we did not have a significant concentration of financial instruments in a single investee, industry or geographic region of the United States.

ASSETS ON DEPOSIT

The Company had investment assets on deposit with regulatory agencies with a fair market value of $13 million and $1 million as of December 31, 2007 and 2006, respectively.

5. DERIVATIVE INSTRUMENTS

We have certain variable annuity products with GMWB and GIB features that are embedded derivatives. As of December 31, 2007 and 2006, we have embedded derivative instruments of $12 million and $2 million, respectively. The change in fair value of the embedded derivatives flows through net income as benefits on our Statements of Income. As of December 31, 2007 and 2006, we had approximately $1.1 billion and $737 million, respectively, of separate account values that were attributable to variable annuities with a GMWB feature. As of December 31, 2007 and 2006, we had approximately $43 million and $20 million, respectively, of separate account values that were attributable to variable annuities with a GIB feature. All of the outstanding contracts with a GIB feature are still in the accumulation phase.

6. FEDERAL INCOME TAXES

Federal income tax expense (in millions) was as follows:

                                                              PERIOD FROM   PERIOD FROM
                                                 FOR THE        APRIL 3      JANUARY 1        FOR THE
                                                YEAR ENDED      THROUGH       THROUGH        YEAR ENDED
                                               DECEMBER 31,   DECEMBER 31,    APRIL 2,      DECEMBER 31,
                                                   2007          2006           2006           2005
                                               -----------    -----------   ------------    -----------
Current                                            $27           $(8)           $--            $ 5
Deferred                                            25            27              2              3
                                                   ---           ---            ---            ---
    Total federal income tax expense               $52           $19            $ 2            $ 8
                                                   ===           ===            ===            ===

The effective tax rate on pre-tax income was different than the prevailing corporate federal income tax rate. A reconciliation of this difference (dollars in millions) was as follows:

                                                              PERIOD FROM   PERIOD FROM
                                                 FOR THE        APRIL 3       JANUARY 1      FOR THE
                                               YEAR ENDED      THROUGH        THROUGH       YEAR ENDED
                                               DECEMBER 31,   DECEMBER 31,    APRIL 2,      DECEMBER 31,
                                                   2007          2006           2006           2005
                                               -----------    -----------   ------------    -----------
Tax rate of 35% times pre-tax income               $54           $21            $ 2            $ 7
Effect of:
  Tax-preferred investment income                   (2)           (1)            --             --
  Other items                                       --            (1)            --              1
                                                   ---           ---            ---            ---
    Provision for income taxes                     $52           $19            $ 2            $ 8
                                                   ===           ===            ===            ===
Effective tax rate                                  34%           31%            35%            36%

The federal income tax liability (in millions), which is included in other liabilities on our Balance Sheets, was as follows:

                                                  AS OF DECEMBER 31,
                                                  ------------------
                                                   2007        2006
                                                  ------      ------
Current                                           $  (32)     $   11
Deferred                                            (141)        (62)
                                                  ------      ------
    Total federal income tax liability            $ (173)     $  (51)
                                                  ======      ======

Significant components of our deferred tax assets and liabilities (in millions) were as follows:

                                                                   AS OF DECEMBER 31,
                                                                   ------------------
                                                                    2007        2006
                                                                   ------      ------
DEFERRED TAX ASSETS
Future contract benefits and other contract holder funds           $  140      $   62
Investments                                                            12           1
Capital loss carryforwards                                             --           1
Compensation and benefit plans                                          1           1
Ceding commission asset                                                 2           2
Net unrealized loss on available-for-sale securities                    1          --
Other                                                                   1           2
                                                                   ------      ------
    Total deferred tax assets                                         157          69
                                                                   ------      ------
DEFERRED TAX LIABILITIES
DAC                                                                   104          53
VOBA                                                                  176          62
Net unrealized gain on available-for-sale securities                   --          12
Other                                                                  18           4
                                                                   ------      ------
    Total deferred tax liabilities                                    298         131
                                                                   ------      ------
      Net deferred tax liability                                   $  141      $   62
                                                                   ======      ======

As of April 2, 2007, we have elected to file consolidated federal income tax returns with LNC and its subsidiaries. Pursuant to an inter-company tax sharing agreement with LNC, we provide for income taxes on a separate return filing basis. Prior to April 3, 2006, with the exception of predecessor LLANY, we were part of a consolidated Federal income tax filing with Jefferson-Pilot and its subsidiaries. Effective as of the merger date, with the exception of predecessor LLANY, we were part of a consolidated Federal income tax filing with JPFIC until April 2, 2007. Predecessor LLANY filed its tax return as part of a consolidated Federal income tax filing with its common parent, LNC.

We are required to establish a valuation allowance for any gross deferred tax assets that are unlikely to reduce taxes payable in future years' tax returns. As of December 31, 2007 and 2006, we concluded that it was more likely than not that all gross deferred tax assets will reduce taxes payable in future years. Accordingly, no valuation allowance was necessary as of December 31, 2007 and 2006.

As discussed in Note 2, we adopted FIN 48 on January 1, 2007 and had unrecognized tax benefits of $10 million, of which $3 million, if recognized, would impact our income tax expense and our effective tax rate. We anticipate no change to our unrecognized tax benefits within the next 12 months.

A reconciliation of the unrecognized tax benefits (in millions) was as follows:

                                                         FOR THE YEAR
                                                             ENDED
                                                          DECEMBER 31,
                                                              2007
                                                         -------------
Balance at beginning-of-year                                 $  10
   Increase for prior year tax positions                         1
   Increase for current year tax positions                      11
                                                             -----
Balance at end-of-year                                       $  22
                                                             =====

We recognize interest and penalties accrued, if any, related to unrecognized tax benefits as a component of tax expense. During the year ended December 31, 2007, we recognized interest and penalty expense related to uncertain tax positions of $1 million. We recognized no interest and penalty expense related to uncertain tax positions during the years ended December 31, 2006 and 2005. We had accrued interest and penalty expense related to the unrecognized tax benefits of $2 million and $1 million as of December 31, 2007 and 2006, respectively.

The LNC consolidated group is subject to annual tax examinations from the Internal Revenue Service ("IRS"). During the first quarter of 2006, the IRS completed its examination for the tax years 1999 through 2002 with assessments resulting in a payment that was not material to the results of operations. In addition to taxes assessed and interest, the payment included a deposit relating to a portion of the assessment, which LNC continues to challenge. LNC believes this portion of the assessment is inconsistent with existing law, and is protesting it through the established IRS appeals process. We do not anticipate that any adjustments that might result from such audits would be material to our results of operations or financial condition. The LNC consolidated group is currently under audit by the IRS for years 2003 and 2004. The former Jefferson-Pilot and its subsidiaries are currently under examination by the IRS for the years 2004 and 2005.

7. DAC, VOBA AND DSI

Changes in DAC (in millions) were as follows:

                                                                                          PERIOD FROM   PERIOD FROM
                                                                             FOR THE        APRIL 3      JANUARY 1       FOR THE
                                                                            YEAR ENDED      THROUGH       THROUGH       YEAR ENDED
                                                                           DECEMBER 31,   DECEMBER 31,    APRIL 2,     DECEMBER 31,
                                                                              2007           2006           2006           2005
                                                                           -----------    -----------   ------------   -----------
Balance at beginning-of-period                                               $ 197          $  60          $  53          $  37
  Cumulative effect of adoption of SOP 05-1                                     (1)            --             --             --
  Purchase accounting adjustments                                               --            (60)            --             --
  Merger acquired value                                                         --            164             --             --
  Reinsurance assumption from LNL                                               14             --             --             --
  Deferrals                                                                    109             66              6             19
  Amortization, net of interest:
    Unlocking                                                                    1             (1)            --             (2)
    Other amortization                                                         (35)           (22)            (2)            (6)
  Adjustment related to realized (gains) losses on available-for-sale
    securities                                                                   3             (2)            --             --
  Adjustment related to unrealized (gains) losses on available-for-sale
    securities                                                                  18             (8)             3              5
                                                                             -----          -----          -----          -----
      Balance at end-of-period                                               $ 306          $ 197          $  60          $  53
                                                                             =====          =====          =====          =====

Changes in VOBA (in millions) were as follows:

                                                                                          PERIOD FROM   PERIOD FROM
                                                                            FOR THE        APRIL 3       JANUARY 1       FOR THE
                                                                           YEAR ENDED      THROUGH        THROUGH      YEAR ENDED
                                                                           DECEMBER 31,   DECEMBER 31,    APRIL 2,     DECEMBER 31,
                                                                              2007           2006           2006          2005
                                                                           -----------    -----------   ------------   -----------
Balance at beginning-of-period                                               $ 169          $  12          $  11         $  12
  Purchase accounting adjustments                                               --             54             --            --
  Merger acquired value                                                         --            114             --
  Reinsurance assumption from LNL                                              352
  Deferrals                                                                      4              5             --            --
  Amortization:
    Unlocking                                                                   13              1             --            --
    Other amortization                                                         (70)           (22)            --            (2)
  Accretion of interest                                                         24              7             --            --
  Adjustment related to realized gains on available-for-sale securities          1             --             --            --
  Adjustment related to unrealized (gains) losses on available-for-sale
    securities                                                                  --             (2)             1             1
                                                                             -----          -----          -----         -----
      Balance at end-of-period                                               $ 493          $ 169          $  12         $  11
                                                                             =====          =====          =====         =====

Estimated future amortization of VOBA, net of interest, (in millions) as of December 31, 2007 was as follows:

2008                                                      $48
2009                                                       44
2010                                                       42
2011                                                       34
2012                                                       32
Thereafter                                                293
                                                         ----
    Total                                                $493
                                                         ====

Changes in DSI (in millions) were as follows:

                                                       PERIOD FROM   PERIOD FROM
                                         FOR THE        APRIL 3       JANUARY 1       FOR THE
                                        YEAR ENDED      THROUGH        THROUGH      YEAR ENDED
                                        DECEMBER 31,   DECEMBER 31,    APRIL 2,     DECEMBER 31,
                                           2007           2006           2006          2005
                                        -----------    -----------   -----------    -----------
Balance at beginning-of-period             $ 11           $  2           $  2          $  1
  Purchase accounting adjustments            --              6             --            --
  Deferrals                                   4              4             --             1
  Amortization, net of interest              (1)            (1)            --            --
                                           ----           ----           ----          ----
    Balance at end-of-period               $ 14           $ 11           $  2          $  2
                                           ====           ====           ====          ====

8. REINSURANCE

Reinsurance transactions included in insurance premiums (in millions), were as follows:

                                                                     PERIOD FROM     PERIOD FROM
                                                      FOR THE          APRIL 3        JANUARY 1       FOR THE
                                                     YEAR ENDED        THROUGH         THROUGH       YEAR ENDED
                                                     DECEMBER 31,    DECEMBER 31,      APRIL 2,      DECEMBER 31,
                                                         2007            2006            2006           2005
                                                     -----------     -----------     -----------     -----------
Reinsurance assumed                                     $  --           $  --           $  --          $  --
Reinsurance ceded                                        (113)            (39)             (1)            (4)
                                                        -----           -----           -----          -----
  Net reinsurance premiums and fees                     $(113)          $ (39)          $  (1)         $  (4)
                                                        =====           =====           =====          =====
Reinsurance recoveries netted against benefits          $ 162           $  82           $  18          $  64
                                                        =====           =====           =====          =====

We cede the portion of risks exceeding our retention limits to other insurers. We seek reinsurance coverage within the businesses that sell life insurance in order to limit our exposure to mortality losses and enhance our capital management.

Under our reinsurance program, we reinsure approximately 50% to 55% of the mortality risk on newly issued non-term life insurance contracts and approximately 45% to 50% of total mortality risk including term insurance contracts. Our policy for this program is to retain no more than $10 million on a single insured life issued on fixed and variable universal life insurance contracts. Additionally, the retention per single insured life for term life insurance and for corporate owned life insurance is $2 million for each type of insurance. Portions of our deferred annuity business have been reinsured on a Modco basis with other companies to limit our exposure to interest rate risks. As of December 31, 2007, the reserves associated with these reinsurance arrangements totaled $12 million. To cover products other than life insurance, we acquire other insurance coverages with retentions and limits.

For details on the reinsurance assumption from LNL, which was effective March 1, 2007, See Note 3.

Reinsurance contracts do not relieve an insurer from its primary obligation to policyholders. Therefore, the failure of a reinsurer to discharge its reinsurance obligations could result in a loss to us. We regularly evaluate the financial condition of our reinsurers and monitor concentrations of credit risk related to reinsurance activities.

9. GOODWILL AND SPECIFICALLY IDENTIFIABLE INTANGIBLE ASSETS

The changes in the carrying amount of goodwill (in millions) by reportable segment were as follows:

                                        FOR THE YEAR ENDED DECEMBER 31, 2007
                                       ---------------------------------------
                                        BALANCE
                                           AT         PURCHASE
                                       BEGINNING-    ACCOUNTING     BALANCE AT
                                        OF-YEAR     ADJUSTMENTS    END-OF-YEAR
                                       ----------   -----------    -----------
Individual Markets:
  Life Insurance                         $ 137         $ (1)          $ 136
  Annuities                                 27           (1)             26
                                         -----         ----           -----
    Total goodwill                       $ 164         $ (2)          $ 162
                                         =====         ====           =====

                                                FOR THE YEAR ENDED DECEMBER 31, 2006
                                       ------------------------------------------------------
                                        BALANCE                     ACQUIRED
                                           AT        PURCHASE       VALUE OF
                                       BEGINNING-   ACCOUNTING     PREDECESSOR    BALANCE AT
                                        OF-YEAR     ADJUSTMENTS       LLANY       END-OF-YEAR
                                       ----------   -----------    -----------    -----------
Individual Markets:
  Life Insurance                         $  19         $  25          $  93          $ 137
  Annuities                                 --            10             17             27
                                         -----         -----          -----          -----
    Total goodwill                       $  19         $  35          $ 110          $ 164
                                         =====         =====          =====          =====

The gross carrying amount and accumulated amortization (in millions) for the major specifically identifiable intangible asset class by segment was as follows:

                                                           AS OF DECEMBER 31,
                                           ---------------------------------------------------
                                                     2007                       2006
                                           -----------------------    ------------------------
                                            GROSS                      GROSS
                                           CARRYING    ACCUMULATED    CARRYING     ACCUMULATED
                                            AMOUNT    AMORTIZATION     AMOUNT     AMORTIZATION
                                           --------   ------------    --------    ------------
Individual Markets-- Life Insurance:
  Sales force                                $7           $--            $7            $--

Future estimated amortization of the specifically identifiable intangible asset was immaterial as of December 31, 2007.

10. SEPARATE ACCOUNTS AND GUARANTEED BENEFIT FEATURES

We issue variable contracts through our separate accounts for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the contract holder (traditional variable annuities). We also issue variable annuity and life contracts through separate accounts that include various types of GMDB, GMWB and GIB features. The GMDB features include those where we contractually guarantee to the contract holder either (a) return of no less than total deposits made to the contract less any partial withdrawals ("return of net deposits"), (b) total deposits made to the contract less any partial withdrawals plus a minimum return ("minimum return"), or (c) the highest contract value on any contract anniversary date through age 80 minus any payments or withdrawals following the contract anniversary ("anniversary contract value").

Information in the event of death on the GMDB features outstanding (dollars in millions) was as follows:

                                                           FOR THE YEARS ENDED
                                                               DECEMBER 31,
                                                          ----------------------
                                                            2007          2006
                                                          --------      --------
RETURN OF NET DEPOSITS
Separate account value                                      $1,499        $1,217
Net amount at risk(1)                                            3             1
Average attained age of contract holders                  51 YEARS      49 years
MINIMUM RETURN
Average attained age of contract holders                  76 YEARS      76 years
Guaranteed minimum return                                       5%            5%
ANNIVERSARY CONTRACT VALUE
Separate account value                                      $1,050          $864
Net amount at risk(1)                                           11             2
Average attained age of contract holders                  64 YEARS      64 years

---------------
(1) Represents the amount of death benefit in excess of the current account balance at the balance sheet date.

The determination of GMDB liabilities is based on models that involve a range of scenarios and assumptions, including those regarding expected market rates of return and volatility, contract surrender rates and mortality experience. The following summarizes the balances of and changes in the liabilities for GMDB (in millions) which were recorded in future contract benefits on our Balance Sheets:

                                                            FOR THE YEARS ENDED
                                                                DECEMBER 31,
                                                          ----------------------
                                                            2007          2006
                                                          --------      --------
Balance at beginning-of-year                                $  1          $ --
  Changes in reserves                                         --             1
                                                            ----          ----
Balance at end-of-year                                      $  1          $  1
                                                            ====          ====

The changes to the benefit reserves amounts above are reflected in benefits on our Statements of Income.

Account balances of variable annuity contracts with guarantees (in millions) were invested in separate account investment options as follows:

                                                             AS OF DECEMBER 31,
                                                          ----------------------
                                                            2007          2006
                                                          --------      --------
Asset Type
Domestic equity                                            $1,118        $  839
International equity                                          232           148
Bonds                                                         253           190
Money market                                                  206           148
                                                           ------        ------
  Total                                                    $1,809        $1,325
                                                           ======        ======

Percent of total variable annuity separate account values      85%           81%

11. OTHER CONTRACT HOLDER FUNDS

Details of other contract holder funds (in millions) were as follows:

                                                             AS OF DECEMBER 31,
                                                          ----------------------
                                                            2007          2006
                                                          --------      --------
Account values and other contract holder funds             $4,613        $3,041
Deferred front-end loads                                       48            32
Contract holder dividends payable                             165            32
Premium deposit funds                                          13             1
Undistributed earnings on participating business               26             7
                                                           ------        ------
Total other contract holder funds                          $4,865        $3,113
                                                           ======        ======

12. CONTINGENCIES AND COMMITMENTS

REGULATORY AND LITIGATION MATTERS

Federal and state regulators continue to focus on issues relating to fixed and variable insurance products, including, but not limited to, suitability, replacements and sales to seniors. Like others in the industry, we have received inquiries including requests for information regarding sales to seniors from the Financial Industry Regulation Authority. We are in the process of responding to these inquiries. We continue to cooperate fully with such authority.

In the ordinary course of business, we are involved in various pending or threatened legal proceedings, arising from the conduct of business. In some instances, these proceedings include claims for unspecified or substantial punitive damages and similar types of relief in addition to amounts for alleged contractual liability or requests for equitable relief. After consultation with legal counsel and a review of available facts, it is management's opinion that these proceedings, after consideration of any reserves and rights to indemnification, ultimately will be resolved without materially affecting our financial position. However, given the large and indeterminate amounts sought in certain of these proceedings and the inherent difficulty in predicting the outcome of such legal proceedings, it is possible that an adverse outcome in certain matters could be material to our operating results for any particular reporting period.

OTHER CONTINGENCY MATTERS

State guaranty funds assess insurance companies to cover losses to contract holders of insolvent or rehabilitated companies. Mandatory assessments may be partially recovered through a reduction in future premium taxes in some states. We have accrued for expected assessments net of estimated future premium tax deductions.

VULNERABILITY FROM CONCENTRATIONS

As of December 31, 2007, we did not have a concentration of: 1) business transactions with a particular customer or lender or 2) sources of supply of labor or services used in the business. However, we do have a concentration in market and geographic area in which business is conducted. For the year ended December 31, 2007, approximately 68% of the premiums, on the basis of SAP, were generated in New York and New Jersey.

13. STOCKHOLDER'S EQUITY

The following summarizes the components and changes in accumulated OCI (in millions):

                                                                                           PERIOD FROM   PERIOD FROM
                                                                              FOR THE        APRIL 3      JANUARY 1     FOR THE
                                                                             YEAR ENDED      THROUGH       THROUGH     YEAR ENDED
                                                                             DECEMBER 31,  DECEMBER 31,    APRIL 2,    DECEMBER 31,
                                                                                2007          2006          2006          2005
                                                                             -----------   -----------   -----------   -----------
UNREALIZED GAINS (LOSSES) ON AVAILABLE-FOR-SALE SECURITIES
Balance at beginning-of-period                                                  $ 14          $  3          $ 10          $ 27
Other comprehensive income (loss):
  Unrealized holding gains (losses) arising during the year                      (67)           33           (16)          (37)
  Change in DAC, VOBA and other contract holder funds                             18           (15)            3             7
  Income tax (expense) benefit                                                    15            (8)            6            10
  Less:
    Reclassification adjustment for losses included in net income                (23)           --            --            (4)
    Associated amortization of DAC, VOBA, DSI, DFEL
      and changes in other contract holder funds                                   4            (2)           --            --
    Income tax benefit                                                             7             1            --             1
                                                                                ----          ----          ----          ----
      Balance at end-of-period                                                  $ (8)         $ 14          $  3          $ 10
                                                                                ====          ====          ====          ====

UNREALIZED GAINS ON DERIVATIVE INSTRUMENTS
Balance at beginning-of-period                                                   $--           $--           $--           $--
Other comprehensive income (loss):
  Unrealized holding gains arising during the year                                 5            --            --            --
  Change in DAC, VOBA and other contract holder funds                             (3)           --            --            --
  Income tax expense                                                              (1)           --            --            --
                                                                                ----          ----          ----          ----
      Balance at end-of-period                                                  $  1           $--           $--           $--
                                                                                ====           =             =             =

14. UNDERWRITING, ACQUISITION, INSURANCE AND OTHER EXPENSES

Details underlying underwriting, acquisition, insurance and other expenses (in millions) were as follows:

                                                                                          PERIOD FROM   PERIOD FROM
                                                                              FOR THE       APRIL 3      JANUARY 1       FOR THE
                                                                            YEAR ENDED      THROUGH       THROUGH      YEAR ENDED
                                                                            DECEMBER 31,  DECEMBER 31,    APRIL 2,     DECEMBER 31,
                                                                                2007          2006          2006           2005
                                                                            -----------   -----------   ------------   -----------
Commissions                                                                    $ 100         $  67         $   4         $  16
General and administrative expenses                                               60            38             4            13
DAC and VOBA deferrals and interest, net of amortization                         (46)          (34)           (4)           (9)
Taxes, licenses and fees                                                          10             6             2             2
                                                                               -----         -----         -----         -----
    Total underwriting, acquisition, insurance and other expenses              $ 124         $  77         $   6         $  22
                                                                               =====         =====         =====         =====

15. EMPLOYEE BENEFIT PLANS

Our employees are included in LNC's various benefit plans that provide for pension and other post-retirement benefit plans, 401(k) and profit sharing plans and deferred compensation plans.

PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

LNC maintains funded defined benefit pension plans for most of its U.S. employees, including LLANY employees. Effective January 1, 2002, the employees' pension plan was converted to a cash balance formula. Eligible employees retiring before 2012 will have their benefits, which were frozen effective December 31, 2007, calculated under both the old final average pay formula and the cash balance formula and will receive the greater of the two calculations. Employees retiring in 2012 or after will receive their frozen benefit under the cash balance formula. Benefits under the cash balance formula will continue to accrue interest credits. Benefits under the final average pay formula are based on total years of service and the highest 60 months of compensation during the last 10 years of employment. Under the cash balance formula, employees have guaranteed account balances that earn annual benefit credits and interest credits each year. Annual benefit credits are based on years of service and base salary plus bonus.

The plans are funded by contributions to tax-exempt trusts. LNC's funding policy is consistent with the funding requirements of Federal law and regulations. Contributions were intended to provide not only the benefits attributed to service to date, but also those expected to be earned in the future. Effective January 1, 2005, LNC amended the employees' pension plan to include 100% of eligible bonus amounts as compensation under the cash balance formula only.

During 2007 and 2006, LNC sponsored three types of unfunded, nonqualified, defined benefit plans for certain U.S. employees, including LLANY employees: supplemental retirement plans, a salary continuation plan and supplemental executive retirement plans. As a result of LNC's merger with Jefferson-Pilot, LNC also sponsored an unfunded, nonqualified, supplemental retirement plan for certain former employees of Jefferson-Pilot.

The supplemental retirement plans provided defined benefit pension benefits in excess of limits imposed by Federal tax law.

LNC also sponsors unfunded plans that provide postretirement medical, dental and life insurance benefits to full-time U.S. employees who, depending on the plan, have worked for us for 10 years and attained age 55. Medical and dental benefits are also available to spouses and other dependents of employees. For medical and dental benefits, limited contributions are required from individuals who retired prior to November 1, 1988. Contributions for later retirees, which can be adjusted annually, are based on such items as years of service at retirement and age at retirement. Effective April 1, 2004, the employees' postretirement plan was amended to provide that employees not attaining age 50 by that date will not be eligible to receive life insurance benefits when they retire. Life insurance benefits for retirees are noncontributory for employees that attained the age of 50 by April 1, 2004, and meet the eligibility requirements at the time they retire; however, these participants can elect supplemental contributory life benefits up to age 70. Beginning January 1, 2002, the employees' postretirement plan was amended to require employees not yet age 50 with five years of service by the end of 2001 to pay the full medical and dental premium cost when they retire. Effective January 1, 2008, the postretirement plan providing benefits to former employees of Jefferson-Pilot was amended such that only employees attaining age 55 and having 10 years of service by December 31, 2007 who retire on or after age 60 with 15 years of service will be eligible to receive life insurance benefits when they retire.

401(k) AND PROFIT SHARING PLANS

LNC sponsors contributory defined contribution plans for eligible U.S. employees, including employees of LLANY. Our contributions to the employees' 401(k) plan is equal to 50% of each participant's pre-tax contribution, not to exceed 6% of eligible compensation, and is invested as directed by the participant. As of April 3, 2006, our contributions to the employees' 401(k) plan on behalf of the former JPLA employees were the same as the contribution provided to eligible predecessor

LLANY participants. An additional discretionary contribution of up to 100% may be made with respect to a participant's pre-tax contribution (up to 6% of base pay plus cash bonus). The amount of discretionary contribution varies according to whether LNC has met certain performance-based criteria as determined by the Compensation Committee of LNC's Board of Directors.

On May 1, 2007, simultaneous with the announcement of the freeze of the primary defined benefit pension plans, LNC announced a number of enhancements to the employees' 401(k) plan effective January 1, 2008. A number of new features will apply: 1) an increase in the basic employer match from $0.50 per each $1.00 that a participant contributes each pay period, up to 6% of eligible compensation, to $1.00 per each $1.00 that a participant contributes each pay period, up to 6% of eligible compensation (the 50% match will become a 100% match); 2) a guaranteed "core" employer contribution of 4% of eligible compensation per pay period which will be made regardless of whether the eligible employee elects to defer salary into the Plan; and 3) certain eligible employees will also qualify for a "transition" employer contribution between 0.2% and 8.0% of eligible compensation per pay. Eligibility to receive the additional transition employer contributions will be based on a combination of age and years of service, with a minimum 10-year service requirement for predecessor LLANY employees and a minimum 5-year service requirement for former JPLA employees. Eligibility for transition employer contributions will be determined based on age and service on December 31, 2007 (i.e., participants will not "grow" into transition credits thereafter). Transition employer contributions will cease on December 31, 2017. The discretionary employer match feature will be eliminated effective January 1, 2008.

Our expense for the 401(k) plan was not significant for the years ended December 31, 2007, 2006 and 2005.

DEFERRED COMPENSATION PLANS

LNC sponsors deferred compensation plans for certain U.S. employees, including employees of LLANY. Plan participants may elect to defer payment of a portion of their compensation, as defined by the plans. Plan participants may select from a menu of "phantom" investment options (identical to those offered under LNC's qualified savings plans) used as investment measures for calculating the investment return notionally credited to their deferrals. Under the terms of these plans, LNC agrees to pay out amounts based upon the aggregate performance of the investment measures selected by the participant. We make matching contributions to these plans based upon amounts placed into the deferred compensation plans by individuals when participants exceed applicable limits of the Internal Revenue Code. The amount of our contribution is calculated in a manner similar to the employer match calculation described in the 401(k) plans section above. Our expense for these plans was not significant for the years ended December 31, 2007, 2006 and 2005.

The terms of the deferred compensation plans provide that plan participants who select LNC stock as the measure for their investment return will receive shares of LNC stock in settlement of this portion of their accounts at the time of distribution. In addition, participants are precluded from diversifying any portion of their deferred compensation plan account that has been credited to the stock unit fund. Consequently, changes in value of LNC stock do not affect the expenses associated with this portion of the deferred compensation plans.

16. STOCK-BASED INCENTIVE COMPENSATION PLANS

Our employees are included in LNC's various incentive plans that provide for the issuance of stock options, stock incentive awards, stock appreciation rights ("SARs"), restricted stock awards, performance shares (performance-vested shares as opposed to time-vested shares) and deferred stock units -- also referred to as "restricted stock units". LNC has a policy of issuing new shares to satisfy option exercises. Total compensation expense for stock-based awards to our employees was not material for the years ended December 31, 2007, 2006 and 2005.

Outstanding options to acquire Jefferson-Pilot common stock that existed immediately prior to the date of the merger remain subject to their original terms and conditions, except that each of these stock options is now or will be exercisable for LNC common stock equal to the number of shares of Jefferson-Pilot common stock originally subject to such option multiplied by
1.0906 (rounded down to the nearest whole share), with the exercise price determined by dividing the exercise price of the Jefferson-Pilot options by
1.0906 (rounded up to the sixth decimal place). All Jefferson-Pilot employee and director stock options outstanding as of December 31, 2005 vested and became exercisable upon the closing of the merger. Grants of Jefferson-Pilot stock options in February 2006 did not vest upon closing and will generally continue to vest in one-third annual increments.

17. STATUTORY INFORMATION AND RESTRICTIONS

We prepare financial statements on the basis of SAP prescribed or permitted by the New York Department of Insurance. The New York Department of Insurance recognizes only statutory accounting practices prescribed or permitted by the state of New York for determining and reporting the financial condition and results of operations of an insurance company, for determining its solvency under the New York Insurance Law. The National Association of Insurance Commissioners' ("NAIC") Accounting Practices and Procedures Manual ("NAIC SAP") has been adopted as a component of prescribed or permitted practices by the state of New York. The state has adopted certain prescribed accounting practices that differ from those found in NAIC SAP. SAP differs from GAAP primarily due to charging policy acquisition costs to expense as incurred instead of deferring them to the extent recoverable and amortizing them as described in Note 1 above, establishing future contract benefit liabilities using different actuarial assumptions and valuing investments on a different basis.

Our net loss as determined in accordance with SAP was $188 million for the year ended December 31, 2007. Our statutory capital and surplus was $833 million as of December 31, 2007. We utilize New York State's prescribed method for calculating annuity reserves, which caused statutory surplus to be lower than NAIC statutory surplus by $10 million as of December 31, 2007. We also use a practice permitted by the state of New York related to a more conservative valuation interest rate on certain annuities, which decreased statutory surplus by less than $1 million as of December 31, 2007. A new statutory reserving standard Actuarial Guideline VACARVM ("VACARVM") is being developed by the NAIC with an expected effective date of December 31, 2008. This standard could lead to lower risk-based capital ratios.

Prior to 2007, JPLA and predecessor LLANY prepared and filed separate statutory basis financial statements with the Insurance Departments of their states of domicile, New Jersey and New York, respectively. JPLA was redomiciled from New Jersey to New York, and predecessor LLANY was merged with and into JPLA in April 2007 and renamed LLANY.

Prior to 2007, JPLA prepared financial statements on the basis of SAP prescribed or permitted by the New Jersey Department of Insurance. JPLA's net loss as determined in accordance with SAP was $1 million for the period from January 1 through April 2, 2006, $26 million for the period from April 3, 2006 through December 31, 2006 and $1 million for the year ended December 31, 2005. As of December 31, 2006, JPLA's statutory capital and surplus was $69 million.

Prior to 2007, predecessor LLANY prepared financial statements on the basis of SAP prescribed or permitted by the New York Department of Insurance. Predecessor LLANY's net loss as determined in accordance with SAP for the nine months ended December 31, 2006 was $18 million. As of December 31, 2006, predecessor LLANY's statutory capital and surplus was $230 million. Predecessor LLANY utilized New York state's prescribed method for calculating annuity reserves and a permitted valuation interest rate on certain annuities, which caused statutory surplus to be lower than NAIC statutory surplus by $3 million and less than $1 million as of December 31, 2006, respectively.

We are subject to certain insurance department regulatory restrictions as to the transfer of funds and payment of dividends to LNL. Dividends cannot be declared by state of New York life insurance companies without 30-day notice to the Superintendent, who may disapprove. Dividends are paid as declared by its Board of Directors. No dividends were declared in 2007 or 2006.

18. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following discussion outlines the methodologies and assumptions used to determine the fair value of our financial instruments. Considerable judgment is required to develop these fair values. Accordingly, the estimates shown are not necessarily indicative of the amounts that would be realized in a one-time, current market exchange of all of our financial instruments.

FIXED MATURITY AND EQUITY SECURITIES

Fair values for fixed maturity securities are based upon quoted market prices, where available. The fair value of private placements are estimated by discounting expected future cash flows using a current market rate applicable to the coupon rate, credit quality and maturity of the investments. For securities that are not actively traded and are not private placements, fair values are estimated using values obtained from independent pricing services.

The fair values for equity securities are based on quoted market prices.

MORTGAGE LOANS ON REAL ESTATE

The fair value of mortgage loans on real estate is established using a discounted cash flow method based on credit rating, maturity and future income. The ratings for mortgages in good standing are based on property type, location, market conditions, occupancy, debt service coverage, loan to value, quality of tenancy, borrower and payment record. Fair values for impaired mortgage loans are based on: 1) the present value of expected future cash flows discounted at the loan's effective interest rate; 2) the loan's market price; or 3) the fair value of the collateral if the loan is collateral dependent.

DERIVATIVE INSTRUMENTS

We employ several different methods for determining the fair value of our derivative instruments. Fair values for derivative contracts are based on current settlement values. These values are based on: 1) quoted market prices;
2) industry standard models that are commercially available; and 3) broker quotes. These techniques project cash flows of the derivatives using current and implied future market conditions. We calculate the present value of the cash flows to determine the derivatives' current fair market value.

OTHER INVESTMENTS AND CASH AND INVESTED CASH

The carrying value of our assets classified as other investments and cash and invested cash on our Balance Sheets approximates their fair value. Other investments include limited partnership and other privately held investments that are accounted for using the equity method of accounting.

OTHER CONTRACT HOLDER FUNDS

Future contract benefits and other contract holder funds on our Balance Sheets include account values of investment contracts and certain guaranteed interest contracts. The fair values for the investment contracts are based on their approximate surrender values. The fair values for the remaining guaranteed interest and similar contracts are estimated using discounted cash flow calculations. These calculations are based on interest rates currently offered on similar contracts with maturities that are consistent with those remaining for the contracts being valued.

The remainder of other contract holder funds that do not fit the definition of "investment type insurance contracts" are considered insurance contracts. Fair value disclosures are not required for these insurance contracts, nor have we determined the fair value of such contracts.

SEPARATE ACCOUNTS

We report assets held in separate accounts at fair value. The related liabilities are reported at an amount equivalent to the separate account assets.

The carrying values and estimated fair values of our financial instruments (in millions) were as follows:

                                                                                AS OF DECEMBER 31,
                                                         ------------------------------------------------------------------
                                                                        2007                                2006
                                                         ------------------------------      ------------------------------
                                                         CARRYING VALUE      FAIR VALUE      CARRYING VALUE      FAIR VALUE
                                                         --------------      ----------      --------------      ----------
ASSETS
Available-for-sale securities:
  Fixed maturities                                           $ 5,759           $ 5,759           $ 3,294           $ 3,294
  Equity                                                           2                 2                 5                 5
Mortgage loans on real estate                                    260               266               251               256
Other investments                                                  3                 3                 3                 3
Cash and invested cash                                           129               129                43                43
LIABILITIES
Other contract holder funds:
  Account value of certain investment contracts               (1,240)           (1,213)           (1,279)           (1,249)
  Remaining guaranteed interest and similar contracts            (46)              (46)              (24)              (24)
  Embedded derivative instruments - living benefits              (12)              (12)               (2)               (2)

19. SEGMENT INFORMATION

We provide products and services in two operating businesses, Individual Markets and Employer Markets, and report results through four business segments. We also have Other Operations which includes the financial data for operations that are not directly related to the business segments. Our reporting segments reflect the manner by which our chief operating decision makers view and manage the business. The following is a brief description of these segments and Other Operations.

INDIVIDUAL MARKETS

The Individual Markets business provides its products through two segments:
Annuities and Life Insurance. The Annuities segment provides tax-deferred investment growth and lifetime income opportunities for its clients by offering individual fixed annuities, including indexed annuities, and variable annuities. The Life Insurance segment offers wealth protection and transfer opportunities through term insurance, a linked-benefit product (which is a universal life insurance policy linked with riders that provide for long-term care costs) and both single and sur-vivorship versions of universal life and variable universal life.

EMPLOYER MARKETS

The Employer Markets business provides its products through two segments:
Retirement Products and Group Protection. The Retirement Products segment includes two major lines of business: Defined Contribution and Executive Benefits. The Defined Contribution business provides employer-sponsored fixed and variable annuities and mutual fund-based programs in the 401(k), 403(b) and 457 plan marketplaces through a wide range of intermediaries including advisors, consultants, brokers, banks, wirehouses, third-party administrators and individual planners. The Executive Benefits business offers corporate-owned universal and variable universal life insurance and bank-owned universal and variable universal life insurance to small to mid-sized banks and mid to large-sized corporations, mostly through executive benefit brokers. The Group Protection segment offers group term life, disability and dental insurance to employers.

OTHER OPERATIONS

Other Operations includes the financial data for operations that are not directly related to the business segments, unallocated corporate items (such as investment income on investments related to the amount of statutory surplus that is not allocated to our business units and other corporate investments).

Segment operating revenues and income from operations are internal measures used by our management and Board of Directors to evaluate and assess the results of our segments. Operating revenues are GAAP revenues excluding net realized gains and losses. Income from operations is GAAP net income excluding net realized investment gains and losses and the initial impact of the adoption of changes in accounting principles. Our management believes that operating revenues and income from operations explain the results of our ongoing businesses in a manner that allows for a better understanding of the underlying trends in our current businesses because the excluded items are unpredictable and not necessarily indicative of current operating fundamentals or future performance of the business segments, and in many instances, decisions regarding these items do not necessarily relate to the operations of the individual segments. Operating revenues and income from operations do not replace revenues and net income as the GAAP measures of our results of operations.

Segment information (in millions) was as follows:

                                                 PERIOD FROM   PERIOD FROM
                                     FOR THE       APRIL 3      JANUARY 1     FOR THE
                                   YEAR ENDED      THROUGH       THROUGH     YEAR ENDED
                                   DECEMBER 31,  DECEMBER 31,    APRIL 2,    DECEMBER 31,
                                       2007          2006          2006         2005
                                   -----------   -----------   -----------   -----------
REVENUES
Operating revenues:
  Individual Markets:
    Annuities                         $ 100         $  65         $  12        $  53
    Life Insurance                      476           152            12           48
                                      -----         -----         -----        -----
      Total Individual Markets          576           217            24          101
                                      -----         -----         -----        -----
  Employer Markets:
    Retirement Products                  58            41            --           --
    Group Protection                     29            15             4            6
                                      -----         -----         -----        -----
      Total Employer Markets             87            56             4            6
                                      -----         -----         -----        -----
    Other Operations                     21             4             1            4
Realized loss(1)                        (19)           (1)           --           (4)
                                      -----         -----         -----        -----
        Total revenues                $ 665         $ 276         $  29        $ 107
                                      =====         =====         =====        =====

---------------
(1)  See Note 4 for the pre-tax detail of the realized loss.

                                                 PERIOD FROM  PERIOD FROM
                                     FOR THE       APRIL 3     JANUARY 1       FOR THE
                                   YEAR ENDED      THROUGH      THROUGH      YEAR ENDED
                                   DECEMBER 31,  DECEMBER 31,   APRIL 2,     DECEMBER 31,
                                      2007          2006          2006          2005
                                   -----------   -----------   -----------   -----------
NET INCOME
Operating income:
  Individual Markets:
    Annuities                         $  15         $  14         $   1        $   4
    Life Insurance                       80            21             2           10
                                      -----         -----         -----        -----
      Total Individual Markets           95            35             3           14
                                      -----         -----         -----        -----
  Employer Markets:
    Retirement Products                   4             2            --           --
    Group Protection                      2             2            --           --
                                      -----         -----         -----        -----
      Total Employer Markets              6             4            --           --
                                      -----         -----         -----        -----
  Other Operations                       13             4            --            2
Realized loss(1)                        (12)           (1)           --           (3)
                                      -----         -----         -----        -----
        Net income                    $ 102         $  42         $   3        $  13
                                      =====         =====         =====        =====

---------------
(1)  See Note 4 for the pre-tax detail of the realized loss.

                                                                              PERIOD FROM   PERIOD FROM
                                                                   FOR THE      APRIL 3      JANUARY 1      FOR THE
                                                                 YEAR ENDED     THROUGH       THROUGH     YEAR ENDED
                                                                DECEMBER 31,  DECEMBER 31,    APRIL 2,    DECEMBER 31,
                                                                    2007         2006          2006          2005
                                                                -----------   -----------   -----------   -----------
NET INVESTMENT INCOME
Individual Markets:
  Annuities                                                         $ 58         $ 45          $ 12          $ 52
  Life Insurance                                                     230           73             6            22
                                                                    ----         ----          ----          ----
    Total Individual Markets                                         288          118            18            74
                                                                    ----         ----          ----          ----
Employer Markets:
  Retirement Products                                                 52           37            --            --
  Group Protection                                                     2            1            --            --
                                                                    ----         ----          ----          ----
    Total Employer Markets                                            54           38            --            --
                                                                    ----         ----          ----          ----
Other Operations                                                      20            5             1             4
                                                                    ----         ----          ----          ----
      Total net investment income                                   $362         $161          $ 19          $ 78
                                                                    ====         ====          ====          ====

                                                                              PERIOD FROM   PERIOD FROM
                                                                 FOR THE        APRIL 3      JANUARY 1      FOR THE
                                                                YEAR ENDED      THROUGH       THROUGH     YEAR ENDED
                                                                DECEMBER 31,  DECEMBER 31,    APRIL 2,    DECEMBER 31,
                                                                    2007         2006           2006          2005
                                                                -----------   -----------   -----------   -----------
AMORTIZATION OF DAC AND VOBA, NET OF INTEREST
Individual Markets:
  Annuities                                                         $12          $ 8            $ 1           $ 4
  Life Insurance                                                     49           25              1             6
                                                                    ---          ---            ---           ---
    Total Individual Markets                                         61           33              2            10
                                                                    ---          ---            ---           ---
Employer Markets:
  Retirement Products                                                 5            4             --            --
  Group Protection                                                    1           --             --            --
                                                                    ---          ---            ---           ---
    Total Employer Markets                                            6            4             --            --
                                                                    ---          ---            ---           ---
Other Operations                                                     --           --             --            --
                                                                    ---          ---            ---           ---
      Total amortization of DAC and VOBA, net of interest           $67          $37            $ 2           $10
                                                                    ===          ===            ===           ===

                                                                              PERIOD FROM   PERIOD FROM
                                                                  FOR THE       APRIL 3      JANUARY 1      FOR THE
                                                                YEAR ENDED      THROUGH       THROUGH     YEAR ENDED
                                                                DECEMBER 31,  DECEMBER 31,    APRIL 2,    DECEMBER 31,
                                                                    2007         2006          2006          2005
                                                                -----------   -----------   -----------   -----------
FEDERAL INCOME TAX EXPENSE
Individual Markets:
  Annuities                                                         $ 4           $ 5           $ 1           $ 2
  Life Insurance                                                     40            11             1             6
                                                                    ---           ---           ---           ---
    Total Individual Markets                                         44            16             2             8
                                                                    ---           ---           ---           ---
Employer Markets:
  Retirement Products                                                 1             1            --            --
  Group Protection                                                    1             1            --            --
                                                                    ---           ---           ---           ---
    Total Employer Markets                                            2             2            --            --
                                                                    ---           ---           ---           ---
Other Operations                                                      6             1            --            --
                                                                    ---           ---           ---           ---
      Total federal income tax expense                              $52           $19           $ 2           $ 8
                                                                    ===           ===           ===           ===

                                               AS OF DECEMBER 31,
                                             ----------------------
                                               2007           2006
                                             -------        -------
ASSETS
Individual Markets:
  Annuities                                  $ 3,059        $ 2,512
  Life Insurance                               5,478          2,383
                                             -------        -------
    Total Individual Markets                   8,537          4,895
                                             -------        -------
Employer Markets:
  Retirement Products                          1,350          1,284
  Group Protection                                 5             26
                                             -------        -------
    Total Employer Markets                     1,355          1,310
                                             -------        -------
Other Operations                                 584             70
                                             -------        -------
      Total assets                           $10,476        $ 6,275
                                             =======        =======

20. TRANSACTIONS WITH AFFILIATES

In accordance with service agreements with LNL and certain of its affiliates for personnel and facilities usage, general management services and investment management services, we receive services from and provide services to affiliated companies and also receive an allocation of corporate overhead from LNC. Expenses are assigned based on specific methodologies for each function providing a service to us. The majority of the expenses are assigned based on the following methodologies: (1) assets by product; (2) assets under management;
(3) weighted number of policy applications; (4) weighted policies in force; and
(5) sales. This resulted in net payments of $54 million and $20 million for the years ended December 31, 2007 and 2006, respectively, which is reflected in underwriting, acquisition, insurance and other expenses on our Statements of Income. Our related accounts payable to affiliates, which is included in other assets on our Balance Sheets, was $18 million and $4 million as of December 31, 2007 and 2006, respectively.

Delaware Management Holdings Inc. ("DMH"), a wholly owned subsidiary of LNC, is responsible for the management of our general account investments. We paid fees of $4 million and $1 million for the years ended December 31, 2007 and 2006, respectively, to DMH for investment management services. These fees are reflected in net investment income on our Statements of Income.

As of December 31, 2006, we held an LNC Senior Promissory Note with a carrying amount of $6 million, which matured in 2007 and bore an interest rate of 5.25%. As of December 31, 2007, we held no securities of LNC or its affiliates. Interest income recognized by us relating to this note was not material for the years ended December 31, 2007 and 2006.

We cede business to two affiliated companies, LNL and Lincoln National Reinsurance Company (Barbados) Ltd. The caption insurance premiums, in the accompanying Statements of Income, was reduced for premiums paid on these contracts for the year ended December 31, 2007 by $12 million and by $6 million from April 3 through December 31, 2006. Future contract benefits on the accompanying Balance Sheets have been reduced by $43 million and $9 million as of December 31, 2007 and 2006, respectively.

21. SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

The following summarizes our supplemental cash flow data (in millions):

                                                                                       PERIOD FROM   PERIOD FROM
                                                                           FOR THE       APRIL 3      JANUARY 1     FOR THE
                                                                          YEAR ENDED     THROUGH       THROUGH     YEAR ENDED
                                                                         DECEMBER 31,  DECEMBER 31,    APRIL 2,    DECEMBER 31,
                                                                             2007         2006           2006         2005
                                                                         -----------   -----------   -----------   -----------
Income taxes paid (received)                                               $    (7)        $ 11        $    (3)        $  5
Significant non-cash investing and financing transactions:
  Business combinations:
    Fair value of assets acquired (includes cash and invested cash)        $    (1)        $ --        $ 1,482         $ --
    Fair value of liabilities assumed                                           --           --         (1,249)          --
                                                                           -------         ----        -------         ----
      Total purchase price                                                 $    (1)        $ --        $   233         $ --
                                                                           =======         ====        =======         ====

Sale of stockholder's equity
  Carrying value of assets                                                 $    --         $ --        $ 1,447         $ --
  Carrying value of liabilities                                                 --           --         (1,236)          --
                                                                           -------         ----        -------         ----
    Total sale of stockholder's equity                                     $    --         $ --        $   211         $ --
                                                                           =======         ====        =======         ====

Reinsurance assumption from LNL:
  Assets transferred                                                       $ 3,488         $ --        $    --         $ --
  Liabilities transferred                                                   (2,784)          --             --           --
                                                                           -------         ----        -------         ----
    Total capital contribution                                             $   704         $ --        $    --         $ --
                                                                           =======         ====        =======         ====

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholder of Lincoln Life & Annuity Company of New York

We have audited the accompanying balance sheets of Lincoln Life & Annuity Company of New York (the Company) as of December 31, 2007 and 2006, and the related statements of income, stockholder's equity, and cash flows for the year ended December 31, 2007, for the period from April 3 through December 31, 2006, for the period from January 1 through April 2, 2006, and for the year ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lincoln Life & Annuity Company of New York at December 31, 2007 and 2006, and the results of its operations and its cash flows for the year ended December 31, 2007, for the period from April 3 through December 31, 2006, for the period from January 1 through April 2, 2006, and for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.


/s/ERNST & YOUNG LLP

Philadelphia, Pennsylvania
March 18, 2008

                LINCOLN LIFE & ANNUITY VARIABLE ANNUITY ACCOUNT H

LINCOLN LIFE & ANNUITY VARIABLE ANNUITY ACCOUNT H

STATEMENT OF ASSETS AND LIABILITIES

DECEMBER 31, 2007

                                                                                                       MORTALITY &
                                                                                                         EXPENSE
                                                          CONTRACT                      CONTRACT        GUARANTEE
                                                          PURCHASES                    REDEMPTIONS       CHARGES
                                                          DUE FROM                       DUE TO        PAYABLE TO
                                                       LINCOLN LIFE &                LINCOLN LIFE &  LINCOLN LIFE &
                                                           ANNUITY                       ANNUITY         ANNUITY
                                                           COMPANY                       COMPANY         COMPANY
SUBACCOUNT                                INVESTMENTS    OF NEW YORK   TOTAL ASSETS    OF NEW YORK     OF NEW YORK    NET ASSETS
---------------------------------------------------------------------------------------------------------------------------------
American Funds Asset Allocation Class 2  $120,611,941     $ 82,941     $120,694,882     $    --          $14,752     $120,680,130
American Funds Blue Chip Income &
   Growth Class 2                          89,825,626           --       89,825,626         671           11,409       89,813,546
American Funds Bond Class 2                56,358,760      108,514       56,467,274          --            6,909       56,460,365
American Funds Cash Management Class 2     33,312,233           --       33,312,233      66,079            4,885       33,241,269
American Funds Global Bond Class 2          5,661,851       82,046        5,743,897          --              736        5,743,161
American Funds Global Discovery Class 2    12,272,602       52,792       12,325,394          --            1,606       12,323,788
American Funds Global Growth Class 2       59,101,437       85,797       59,187,234          --            7,451       59,179,783
American Funds Global Growth and
   Income Class 2                          37,732,127      222,260       37,954,387          --            4,792       37,949,595
American Funds Global Small
   Capitalization Class 2                  45,406,687       28,237       45,434,924          --            5,825       45,429,099
American Funds Growth Class 2             158,378,820      130,217      158,509,037          --           20,361      158,488,676
American Funds Growth-Income Class 2      192,923,850       29,869      192,953,719          --           24,231      192,929,488
American Funds High-Income Bond Class 2    27,221,568       18,075       27,239,643          --            3,346       27,236,297
American Funds International Class 2       85,214,348      114,036       85,328,384          --           11,092       85,317,292
American Funds New World Class 2           37,114,395      147,733       37,262,128          --            4,738       37,257,390
American Funds U.S. Government/
   AAA-Rated Securities Class 2            23,041,501       31,069       23,072,570          --            2,950       23,069,620

See accompanying notes.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2007

                                                    DIVIDENDS
                                                       FROM       MORTALITY AND         NET
                                                    INVESTMENT       EXPENSE         INVESTMENT
SUBACCOUNT                                            INCOME    GUARANTEE CHARGES  INCOME (LOSS)
-------------------------------------------------------------------------------------------------
American Funds Asset Allocation Class 2             $2,602,616     $(1,707,604)      $  895,012
American Funds Blue Chip Income & Growth Class 2     2,217,677      (1,283,439)         934,238
American Funds Bond Class 2                          3,927,746        (719,407)       3,208,339
American Funds Cash Management Class 2               1,468,394        (294,901)       1,173,493
American Funds Global Bond Class 2                     145,434         (27,254)         118,180
American Funds Global Discovery Class 2                105,193        (152,109)         (46,916)
American Funds Global Growth Class 2                 1,415,779        (746,906)         668,873
American Funds Global Growth and Income Class 2        585,203        (376,635)         208,568
American Funds Global Small Capitalization Class 2   1,191,804        (620,395)         571,409
American Funds Growth Class 2                        1,182,541      (2,148,409)        (965,868)
American Funds Growth-Income Class 2                 2,934,256      (2,783,590)         150,666
American Funds High-Income Bond Class 2              3,042,086        (376,819)       2,665,267
American Funds International Class 2                 1,171,391      (1,085,730)          85,661
American Funds New World Class 2                       959,940        (430,231)         529,709
American Funds U.S. Government/AAA-Rated
   Securities Class 2                                1,383,442        (263,945)       1,119,497

See accompanying notes.

                                                                      DIVIDENDS                      NET CHANGE      NET INCREASE
                                                                        FROM           TOTAL       IN UNREALIZED      (DECREASE)
                                                     NET REALIZED   NET REALIZED   NET REALIZED     APPRECIATION    IN NET ASSETS
                                                      GAIN (LOSS)      GAIN ON      GAIN (LOSS)   OR DEPRECIATION     RESULTING
SUBACCOUNT                                          ON INVESTMENTS   INVESTMENTS  ON INVESTMENTS   ON INVESTMENTS  FROM OPERATIONS
----------------------------------------------------------------------------------------------------------------------------------
American Funds Asset Allocation Class 2               $1,803,085     $3,809,535     $ 5,612,620   $(1,488,432)     $ 5,019,200
American Funds Blue Chip Income & Growth Class 2       1,263,481      2,581,666       3,845,147    (4,942,294)        (162,909)
American Funds Bond Class 2                              157,201             --         157,201    (2,531,280)         834,260
American Funds Cash Management Class 2                   102,383             --         102,383      (764,649)         511,227
American Funds Global Bond Class 2                         3,642             --           3,642        11,673          133,495
American Funds Global Discovery Class 2                  160,414        814,939         975,353       389,453        1,317,890
American Funds Global Growth Class 2                   1,183,480      1,944,514       3,127,994     1,972,746        5,769,613
American Funds Global Growth and Income Class 2          265,476      1,167,638       1,433,114       572,613        2,214,295
American Funds Global Small Capitalization Class 2     1,425,445      2,982,759       4,408,204     1,429,535        6,409,148
American Funds Growth Class 2                          2,265,207      9,447,157      11,712,364     2,042,462       12,788,958
American Funds Growth-Income Class 2                   2,924,791      5,973,762       8,898,553    (3,688,383)       5,360,836
American Funds High-Income Bond Class 2                   14,833             --          14,833    (2,858,558)        (178,458)
American Funds International Class 2                   1,419,383      3,272,636       4,692,019     6,489,219       11,266,899
American Funds New World Class 2                         897,402      1,761,471       2,658,873     4,005,968        7,194,550
American Funds U.S. Government/AAA-Rated
   Securities Class 2                                    (23,073)            --         (23,073)     (206,211)         890,213

STATEMENTS OF CHANGES IN NET ASSETS

YEARS ENDED DECEMBER 31, 2006 AND 2007

                                                    AMERICAN        AMERICAN                      AMERICAN
                                                   FUNDS ASSET     FUNDS BLUE       AMERICAN     FUNDS CASH
                                                   ALLOCATION     CHIP INCOME &    FUNDS BOND    MANAGEMENT
                                                     CLASS 2     GROWTH CLASS 2     CLASS 2       CLASS 2
                                                   SUBACCOUNT      SUBACCOUNT      SUBACCOUNT    SUBACCOUNT
-----------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2006                     $ 69,345,068     $48,166,831    $28,271,817   $ 2,495,042
Changes From Operations:
   - Net investment income (loss)                      823,717        (205,431)       809,152        15,697
   - Net realized gain (loss) on investments         1,916,180       3,647,969         28,148        82,330
   - Net change in unrealized appreciation
     on investments                                  7,541,699       5,394,493      1,105,947        81,400
                                                  ------------     -----------    -----------   -----------
NET INCREASE IN NET ASSETS RESULTING
   FROM OPERATIONS                                  10,281,596       8,837,031      1,943,247       179,427
Change From Unit Transactions:
   Accumulation Units:
   - Contract purchases                             21,188,291      18,360,393     10,332,214     8,003,200
   - Contract withdrawals                           (4,498,694)     (2,652,015)    (1,804,267)   (1,757,915)
   - Contract transfers                              3,915,316         909,609      4,241,783    (1,099,128)
                                                  ------------     -----------    -----------   -----------
                                                    20,604,913      16,617,987     12,769,730     5,146,157
   Annuity Reserves:
   - Transfer from accumulation units and
     between subaccounts                                    --              --             --           171
   - Annuity payments                                       --              --             --          (198)
                                                  ------------     -----------    -----------   -----------
                                                            --              --             --           (27)
NET INCREASE IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                     20,604,913      16,617,987     12,769,730     5,146,130
                                                  ------------     -----------    -----------   -----------
TOTAL INCREASE IN NET ASSETS                        30,886,509      25,455,018     14,712,977     5,325,557
                                                  ------------     -----------    -----------   -----------
NET ASSETS AT DECEMBER 31, 2006                    100,231,577      73,621,849     42,984,794     7,820,599
Changes From Operations:
   - Net investment income (loss)                      895,012         934,238      3,208,339     1,173,493
   - Net realized gain (loss) on investments         5,612,620       3,845,147        157,201       102,383
   - Net change in unrealized appreciation or
     depreciation on investments                    (1,488,432)     (4,942,294)    (2,531,280)     (764,649)
                                                  ------------     -----------    -----------   -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                   5,019,200        (162,909)       834,260       511,227
Change From Unit Transactions:
   Accumulation Units:
   - Contract purchases                             18,693,794      20,931,777     10,668,961     9,854,844
   - Contract withdrawals                           (6,154,440)     (3,820,760)    (2,588,435)   (3,410,902)
   - Contract transfers                              2,889,999        (756,411)     4,560,785    18,465,501
                                                  ------------     -----------    -----------   -----------
                                                    15,429,353      16,354,606     12,641,311    24,909,443
   Annuity Reserves:
   - Annuity payments                                       --              --             --            --
                                                  ------------     -----------    -----------   -----------
                                                            --              --             --            --
NET INCREASE IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                     15,429,353      16,354,606     12,641,311    24,909,443
                                                  ------------     -----------    -----------   -----------
TOTAL INCREASE IN NET ASSETS                        20,448,553      16,191,697     13,475,571    25,420,670
                                                  ------------     -----------    -----------   -----------
NET ASSETS AT DECEMBER 31, 2007                   $120,680,130     $89,813,546    $56,460,365   $33,241,269
                                                  ============     ===========    ===========   ===========

See accompanying notes.

                                                    AMERICAN       AMERICAN       AMERICAN        AMERICAN
                                                  FUNDS GLOBAL   FUNDS GLOBAL   FUNDS GLOBAL    FUNDS GLOBAL
                                                      BOND         DISCOVERY       GROWTH        GROWTH AND
                                                     CLASS 2        CLASS 2        CLASS 2     INCOME CLASS 2
                                                   SUBACCOUNT     SUBACCOUNT     SUBACCOUNT      SUBACCOUNT
-------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2006                      $       --     $ 3,649,603    $23,277,762     $        --
Changes From Operations:
   - Net investment income (loss)                          --         (23,809)      (192,214)         15,666
   - Net realized gain (loss) on investments               --         313,395        324,111           3,027
   - Net change in unrealized appreciation
     on investments                                        --         549,497      5,331,374         867,239
                                                   ----------     -----------    -----------     -----------
NET INCREASE IN NET ASSETS RESULTING
   FROM OPERATIONS                                         --         839,083      5,463,271         885,932
Change From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                    --       2,351,915     10,261,835       5,662,348
   - Contract withdrawals                                  --        (102,066)      (935,755)        (60,894)
   - Contract transfers                                    --         496,111      2,266,560       4,991,780
                                                   ----------     -----------    -----------     -----------
                                                           --       2,745,960     11,592,640      10,593,234
   Annuity Reserves:
   - Transfer from accumulation units and
     between subaccounts                                   --              --             --              --
   - Annuity payments                                      --              --             --              --
                                                   ----------     -----------    -----------     -----------
                                                           --              --             --              --
NET INCREASE IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                            --       2,745,960     11,592,640      10,593,234
                                                   ----------     -----------    -----------     -----------
TOTAL INCREASE IN NET ASSETS                               --       3,585,043     17,055,911      11,479,166
                                                   ----------     -----------    -----------     -----------
NET ASSETS AT DECEMBER 31, 2006                            --       7,234,646     40,333,673      11,479,166
Changes From Operations:
   - Net investment income (loss)                     118,180         (46,916)       668,873         208,568
   - Net realized gain (loss) on investments            3,642         975,353      3,127,994       1,433,114
   - Net change in unrealized appreciation or
     depreciation on investments                       11,673         389,453      1,972,746         572,613
                                                   ----------     -----------    -----------     -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                    133,495       1,317,890      5,769,613       2,214,295
Change From Unit Transactions:
   Accumulation Units:
   - Contract purchases                             2,715,657       3,370,996     14,603,584      17,205,237
   - Contract withdrawals                             (24,577)       (303,999)    (2,046,267)       (556,298)
   - Contract transfers                             2,918,586         704,255        519,180       7,607,195
                                                   ----------     -----------    -----------     -----------
                                                    5,609,666       3,771,252     13,076,497      24,256,134
   Annuity Reserves:
   - Annuity payments                                      --              --             --              --
                                                   ----------     -----------    -----------     -----------
                                                           --              --             --              --
NET INCREASE IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                     5,609,666       3,771,252     13,076,497      24,256,134
                                                   ----------     -----------    -----------     -----------
TOTAL INCREASE IN NET ASSETS                        5,743,161       5,089,142     18,846,110      26,470,429
                                                   ----------     -----------    -----------     -----------
NET ASSETS AT DECEMBER 31, 2007                    $5,743,161     $12,323,788    $59,179,783     $37,949,595
                                                   ==========     ===========    ===========     ===========
                                                     AMERICAN
                                                       FUNDS         AMERICAN        AMERICAN
                                                   GLOBAL SMALL        FUNDS          FUNDS
                                                  CAPITALIZATION      GROWTH      GROWTH-INCOME
                                                      CLASS 2         CLASS 2        CLASS 2
                                                    SUBACCOUNT      SUBACCOUNT      SUBACCOUNT
-----------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2006                      $18,314,969     $ 75,966,610    $109,198,664
Changes From Operations:
   - Net investment income (loss)                     (261,330)        (555,719)        353,053
   - Net realized gain (loss) on investments         1,986,435        1,728,133       4,282,190
   - Net change in unrealized appreciation
     on investments                                  3,185,107        7,049,373      13,189,952
                                                   -----------     ------------    ------------
NET INCREASE IN NET ASSETS RESULTING
   FROM OPERATIONS                                   4,910,212        8,221,787      17,825,195
Change From Unit Transactions:
   Accumulation Units:
   - Contract purchases                              8,950,264       33,660,935      40,514,728
   - Contract withdrawals                           (1,329,109)      (4,425,988)     (6,630,053)
   - Contract transfers                                389,209        2,653,735       3,647,244
                                                   -----------     ------------    ------------
                                                     8,010,364       31,888,682      37,531,919
   Annuity Reserves:
   - Transfer from accumulation units and
     between subaccounts                                    --               --              --
   - Annuity payments                                       --               --              --
                                                   -----------     ------------    ------------
                                                            --               --              --
NET INCREASE IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                      8,010,364       31,888,682      37,531,919
                                                   -----------     ------------    ------------
TOTAL INCREASE IN NET ASSETS                        12,920,576       40,110,469      55,357,114
                                                   -----------     ------------    ------------
NET ASSETS AT DECEMBER 31, 2006                     31,235,545      116,077,079     164,555,778
Changes From Operations:
   - Net investment income (loss)                      571,409         (965,868)        150,666
   - Net realized gain (loss) on investments         4,408,204       11,712,364       8,898,553
   - Net change in unrealized appreciation or
     depreciation on investments                     1,429,535        2,042,462      (3,688,383)
                                                   -----------     ------------    ------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                   6,409,148       12,788,958       5,360,836
Change From Unit Transactions:
   Accumulation Units:
   - Contract purchases                              9,754,970       37,493,490      36,396,080
   - Contract withdrawals                           (2,021,383)      (7,044,773)     (9,652,432)
   - Contract transfers                                 50,819         (826,078)     (3,730,774)
                                                   -----------     ------------    ------------
                                                     7,784,406       29,622,639      23,012,874
   Annuity Reserves:
   - Annuity payments                                       --               --              --
                                                   -----------     ------------    ------------
                                                            --               --              --
NET INCREASE IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                      7,784,406       29,622,639      23,012,874
                                                   -----------     ------------    ------------
TOTAL INCREASE IN NET ASSETS                        14,193,554       42,411,597      28,373,710
                                                   -----------     ------------    ------------
NET ASSETS AT DECEMBER 31, 2007                    $45,429,099     $158,488,676    $192,929,488
                                                   ===========     ============    ============

                                                    AMERICAN        AMERICAN       AMERICAN      AMERICAN FUNDS
                                                      FUNDS          FUNDS          FUNDS       U.S. GOVERNMENT/
                                                   HIGH-INCOME   INTERNATIONAL    NEW WORLD        AAA-RATED
                                                  BOND CLASS 2      CLASS 2        CLASS 2     SECURITIES CLASS 2
                                                   SUBACCOUNT      SUBACCOUNT     SUBACCOUNT       SUBACCOUNT
-----------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2006                      $13,025,943    $28,846,677    $10,128,298       $11,221,788
Changes From Operations:
   - Net investment income (loss)                      731,824        184,631            623           300,496
   - Net realized gain (loss) on investments            60,120      1,204,119        423,727           (56,119)
   - Net change in unrealized appreciation
     on investments                                    688,532      5,294,212      3,628,990            56,153
                                                   -----------    -----------    -----------       -----------
NET INCREASE IN NET ASSETS RESULTING
   FROM OPERATIONS                                   1,480,476      6,682,962      4,053,340           300,530
Change From Unit Transactions:
     Accumulation Units:
   - Contract purchases                              6,534,711     18,183,450      5,133,472         2,770,981
   - Contract withdrawals                           (1,079,700)    (1,698,936)      (520,384)         (644,670)
   - Contract transfers                              1,590,563      2,254,187      1,634,459           257,852
                                                   -----------    -----------    -----------       -----------
                                                     7,045,574     18,738,701      6,247,547         2,384,163
   Annuity Reserves:
   - Transfer from accumulation units and
     between subaccounts                                30,327           (503)            --                --
   - Annuity payments                                   (6,698)        (4,913)            --                --
                                                   -----------    -----------    -----------       -----------
                                                        23,629         (5,416)            --                --
NET INCREASE IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                      7,069,203     18,733,285      6,247,547         2,384,163
                                                   -----------    -----------    -----------       -----------
TOTAL INCREASE IN NET ASSETS                         8,549,679     25,416,247     10,300,887         2,684,693
                                                   -----------    -----------    -----------       -----------
NET ASSETS AT DECEMBER 31, 2006                     21,575,622     54,262,924     20,429,185        13,906,481
Changes From Operations:
   - Net investment income (loss)                    2,665,267         85,661        529,709         1,119,497
   - Net realized gain (loss) on investments            14,833      4,692,019      2,658,873           (23,073)
   - Net change in unrealized appreciation or
     depreciation on investments                    (2,858,558)     6,489,219      4,005,968          (206,211)
                                                   -----------    -----------    -----------       -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                    (178,458)    11,266,899      7,194,550           890,213
Change From Unit Transactions:
   Accumulation Units:
   - Contract purchases                              5,962,184     20,222,551     10,222,646         6,549,429
   - Contract withdrawals                           (1,222,806)    (2,678,896)      (951,973)       (1,223,238)
   - Contract transfers                              1,106,757      2,243,814        362,982         2,946,735
                                                   -----------    -----------    -----------       -----------
                                                     5,846,135     19,787,469      9,633,655         8,272,926
   Annuity Reserves:
   - Annuity payments                                   (7,002)            --             --                --
                                                   -----------    -----------    -----------       -----------
                                                        (7,002)            --             --                --
NET INCREASE IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                      5,839,133     19,787,469      9,633,655         8,272,926
                                                   -----------    -----------    -----------       -----------
TOTAL INCREASE IN NET ASSETS                         5,660,675     31,054,368     16,828,205         9,163,139
                                                   -----------    -----------    -----------       -----------
NET ASSETS AT DECEMBER 31, 2007                    $27,236,297    $85,317,292    $37,257,390       $23,069,620
                                                   ===========    ===========    ===========       ===========

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007

1. ACCOUNTING POLICIES AND VARIABLE ACCOUNT INFORMATION

THE VARIABLE ACCOUNT: Lincoln Life & Annuity Variable Annuity Account H (the Variable Account) is a segregated investment account of Lincoln Life & Annuity Company of New York (the Company) and is registered with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended, as a unit investment trust. The Variable Account consists of six products as follows:

-    American Legacy III

-    American Legacy III C Share

-    American Legacy III Plus

-    American Legacy III View

-    American Legacy Shareholder's Advantage

-    American Legacy Design

The assets of the Variable Account are owned by the Company. The Variable Account's assets supporting the annuity contracts may not be used to satisfy liabilities arising from any other business of the Company.

During 2007, Lincoln Life & Annuity Company of New York merged into Jefferson Pilot LifeAmerica Insurance Company. Jefferson Pilot LifeAmerica Insurance Company was renamed Lincoln Life & Annuity Company of New York. Pursuant to the merger, the segregated investment account, Lincoln Life & Annuity Variable Annuity Account H, was transferred to Jefferson Pilot LifeAmerica Insurance Company. The transfer did not affect the assets and liabilities of the segregated investment account, Lincoln Life & Annuity Variable Annuity Account H.

BASIS OF PRESENTATION: The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States for unit investment trusts.

In September 2006, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 157 "Fair Value Measurements" (Statement 157). Statement 157 establishes a framework for measuring fair value in U.S. generally accepted accounting principles, clarifies the definition of fair value within that framework and expands disclosures about the use of fair value measurements. Statement 157 is intended to increase consistency and comparability among fair value estimates used in financial reporting. Statement 157 is effective for fiscal years beginning after November 15, 2007. Management does not expect the adoption of Statement 157 to have a material impact on the amounts reported in the financial statements.

INVESTMENTS: The Variable Account invests in the American Funds Insurance Series (American Funds) which consists of the following fifteen mutual funds (Funds):

American Funds Asset Allocation Class 2 Fund
American Funds Blue Chip Income & Growth Class 2 Fund
American Funds Bond Class 2 Fund
American Funds Cash Management Class 2 Fund
American Funds Global Bond Class 2 Fund
American Funds Global Discovery Class 2 Fund
American Funds Global Growth Class 2 Fund
American Funds Global Growth and Income Class 2 Fund
American Funds Global Small Capitalization Class 2 Fund
American Funds Growth Class 2 Fund
American Funds Growth-Income Class 2 Fund
American Funds High-Income Bond Class 2 Fund
American Funds International Class 2 Fund
American Funds New World Class 2 Fund
American Funds U.S. Government/AAA-Rated Securities Class 2 Fund

American Funds is registered as an open-ended management investment company. Investment in the Funds are stated at the closing net asset value per share on December 31, 2007, which approximates fair value. The difference between cost and fair value is reflected as unrealized appreciation and depreciation of investments.

Investment transactions are accounted for on a trade date-basis. The cost of investments sold is determined by the average-cost method.

DIVIDENDS: Dividends paid to the Variable Account are automatically reinvested in shares of the Funds on the payable date. Dividend income is recorded on the ex-dividend date.

FEDERAL INCOME TAXES: Operations of the Variable Account form a part of and are taxed with operations of the Company, which is taxed as a "life insurance company" under the Internal Revenue Code. The Variable Account will not be taxed as a regulated investment company under Subchapter M of the Internal Revenue Code, as amended. Under current federal income tax law, no federal income taxes are payable with respect to the Variable Account's net investment income and the net realized gain on investments.

ANNUITY RESERVES: Reserves on contracts not involving life contingencies are calculated using an assumed investment rate of 4%. Reserves on contracts involving life contingencies are calculated using a modification of the 1971 Individual Annuitant Mortality Table and an assumed investment rate of 4%.

NEW INVESTMENT FUND: In 2006, the American Funds Global Growth and Income Class 2 Fund and the American Funds Global Bond Class 2 Fund became available as investment options to Variable Account contract owners. Accordingly, the 2006 statement of changes in net assets and total return and investment income ratios in Note 3 for these subaccounts are for the period from the commencement of operations to December 31.

2. MORTALITY AND EXPENSE GUARANTEES AND OTHER TRANSACTIONS WITH AFFILIATES

Amounts are paid to the Company for mortality and expense guarantees at a percentage of the current value of the Variable Account each day. The ranges of rates are as follows for the six contract types within the Variable Account:

- American Legacy III at a daily rate of .0034247% to .0067123% (1.25% to 2.45% on an annual basis)

- American Legacy III C-Share at a daily rate of .0038356% to .0078082% (1.40% to 2.85% on an annual basis)

- American Legacy III Plus at a daily rate of .0038356% to .0073973% (1.40% to 2.70% on an annual basis)

- American Legacy III View at a daily rate of .0041096% to .0076712% (1.50% to 2.80% on an annual basis)

- American Legacy Shareholder's Advantage at a daily rate of .0016438% to .0049315% (.60% to 1.80% on an annual basis)

- American Legacy Design at a daily rate of .0030137% to .0075342% (1.10% to 2.75% on an annual basis)

The Company is responsible for all sales and general and administrative expenses applicable to the Variable Account.

Proceeds retained from the sales of annuity contracts for contract charges and surrender charges for the Legacy III, Legacy III C-Share, Legacy III L-Share, Legacy III Plus, Shareholder's Advantage and Legacy Design products for the years ended December 31, 2007 and 2006 amounted to $605,428 and $499,075, respectively.

For the Shareholder's Advantage product a front-end load, or sales charge is applied as a percentage (5.75% maximum) to all gross purchase payments. The sales charge percentage decreases as the value accumulated under certain of the owner's investment increases. For the years ended December 31, 2007 and 2006, sales charges were $486,599 and $552,830, respectively.

3. FINANCIAL HIGHLIGHTS

A summary of the fee rates, unit values, units outstanding, net assets and total return and investment income ratios for variable annuity contracts as of and for each year or period in the five years ended December 31, 2007 follows.

                                 MINIMUM  MAXIMUM   MINIMUM   MAXIMUM                              MINIMUM    MAXIMUM   INVESTMENT
                   COMMENCEMENT    FEE      FEE      UNIT      UNIT       UNITS                     TOTAL      TOTAL      INCOME
SUBACCOUNT  YEAR      DATE(1)    RATE(2)  RATE(2)  VALUE(3)  VALUE(3)  OUTSTANDING   NET ASSETS   RETURN(4)  RETURN(4)   RATIO(5)
----------------------------------------------------------------------------------------------------------------------------------
AMERICAN FUNDS ASSET ALLOCATION CLASS 2
            2007                  0.60%    2.80%    $ 1.45    $15.92    44,038,015  $120,680,130     3.87%      5.92%      2.27%
            2006                  0.60%    2.55%      1.38     14.67    44,661,524   100,231,577    11.89%     13.97%      2.45%
            2005                  0.60%    2.45%      1.23     13.03    45,872,519    69,345,068     7.03%      8.49%      2.69%
            2004                  0.60%    1.95%      1.14      1.32    30,381,286    36,988,474     6.51%      7.69%      2.48%
            2003                  0.60%    1.70%      1.07      1.21    15,299,484    17,315,930    19.75%     20.23%      3.14%

AMERICAN FUNDS BLUE CHIP INCOME & GROWTH CLASS 2
            2007                  0.60%    2.80%      1.21     16.70    32,495,663    89,813,546    -0.54%      1.42%      2.63%
            2006                  0.60%    2.55%      1.20     16.54    33,676,916    73,621,849    14.58%     16.71%      1.14%
            2005                  0.60%    2.45%      1.04     13.94    34,854,648    48,166,831     5.17%      6.59%      0.97%
            2004                  0.60%    1.95%      0.99      1.46    24,661,485    27,745,816     7.89%      9.09%      0.67%
            2003                  0.60%    1.70%      0.91      1.32    12,045,752    11,954,595    28.59%     29.10%      0.00%

AMERICAN FUNDS BOND CLASS 2
            2007                  0.60%    2.80%      1.27     11.84    21,980,959    56,460,365     0.73%      2.71%      8.07%
            2006                  0.60%    2.55%      1.25     11.58    20,644,245    42,984,794     4.71%      6.35%      3.79%
            2005                  0.60%    2.15%      1.19      1.31    19,298,678    28,271,817    -0.12%      0.98%      3.73%
            2004                  0.60%    1.95%      1.19      1.31    12,684,587    16,146,705     3.93%      5.08%      3.46%
            2003                  0.60%    1.70%      1.18      1.25     6,288,503     7,751,792    10.95%     12.11%      3.72%

AMERICAN FUNDS CASH MANAGEMENT CLASS 2
            2007                  0.60%    2.70%      1.04     10.93     8,756,223    33,241,269     1.99%      4.09%      8.20%
            2006                  0.60%    2.65%      1.01     10.52     3,309,805     7,820,599     2.57%      4.01%      1.82%
            2005                  0.60%    1.95%      0.98      9.87     2,044,730     2,495,042     0.80%      1.41%      0.74%
            2004                  1.25%    1.85%      0.97      1.04     1,826,225     1,850,941    -1.00%     -0.55%      0.49%
            2003                  0.72%    1.70%      1.02      1.05       772,739       797,331    -1.17%     -0.78%      1.20%

AMERICAN FUNDS GLOBAL BOND CLASS 2
            2007  1/11/07         0.60%    2.80%     10.71     10.98       528,879     5,743,161    -0.19%      9.22%      8.05%

AMERICAN FUNDS GLOBAL DISCOVERY CLASS 2
            2007                  0.60%    2.55%      1.52     19.60     2,646,187    12,323,788    14.38%     16.52%      1.09%
            2006                  0.60%    2.45%      1.31     17.04     2,323,988     7,234,646    14.91%     16.71%      1.06%
            2005                  0.60%    2.15%      1.14      1.65     2,101,460     3,649,603     8.94%     10.14%      1.07%
            2004                  0.60%    1.70%      1.04      1.50     1,238,127     1,467,993     8.57%      9.64%      0.96%
            2003                  0.72%    1.70%      0.96      0.97       493,073       492,342    34.87%     35.21%      0.33%

                                 MINIMUM  MAXIMUM   MINIMUM   MAXIMUM                              MINIMUM    MAXIMUM   INVESTMENT
                   COMMENCEMENT    FEE      FEE      UNIT      UNIT       UNITS                     TOTAL      TOTAL      INCOME
SUBACCOUNT  YEAR      DATE(1)    RATE(2)  RATE(2)  VALUE(3)  VALUE(3)  OUTSTANDING   NET ASSETS   RETURN(4)  RETURN(4)   RATIO(5)
----------------------------------------------------------------------------------------------------------------------------------
AMERICAN FUNDS GLOBAL GROWTH CLASS 2
            2007                  0.60%    2.80%    $ 1.18    $21.14    18,407,033  $ 59,179,783    11.85%     14.16%      2.88%
            2006                  0.60%    2.65%      1.04     18.75    18,459,895    40,333,673    17.28%     19.71%      0.85%
            2005                  0.60%    2.65%      0.88      1.75    17,620,364    23,277,762    11.87%     13.39%      0.67%
            2004                  0.60%    1.95%      0.78      1.54    12,458,266    11,959,282    11.57%     12.81%      0.43%
            2003                  0.60%    1.70%      0.70      0.75     6,772,496     5,280,321    33.06%     33.60%      0.38%

AMERICAN FUNDS GLOBAL GROWTH AND INCOME CLASS 2
            2007                  0.60%    2.80%     12.56     12.83     3,002,247    37,949,595    10.49%     12.00%      2.41%
            2006  6/5/06          0.60%    2.55%     11.32     11.46     1,007,565    11,479,166     0.81%     17.58%      1.27%

AMERICAN FUNDS GLOBAL SMALL CAPITALIZATION CLASS 2
            2007                  0.60%    2.80%      1.57     29.91     9,955,787    45,429,099    18.49%     20.70%      2.98%
            2006                  0.60%    2.45%      1.31     25.09    10,452,089    31,235,545    21.42%     23.31%      0.45%
            2005                  0.60%    2.15%      1.07      2.28    10,730,945    18,314,969    22.93%     24.60%      0.95%
            2004                  0.60%    1.95%      0.87      1.82     7,242,162     8,608,342    18.84%     20.01%      0.00%
            2003                  0.72%    1.70%      0.73      1.50     2,994,402     2,637,640    51.02%     51.62%      0.56%

AMERICAN FUNDS GROWTH CLASS 2
            2007                  0.60%    2.80%      1.09     19.18    50,359,312   158,488,676     9.41%     11.68%      0.85%
            2006                  0.60%    2.65%      0.99     17.25    52,537,780   116,077,079     7.33%      9.56%      0.91%
            2005                  0.60%    2.65%      0.91     15.49    52,550,663    75,966,610    13.95%     15.50%      0.81%
            2004                  0.60%    1.95%      0.80      1.49    38,281,608    39,526,909    10.60%     11.82%      0.23%
            2003                  0.60%    1.70%      0.72      1.32    18,275,775    15,117,869    34.57%     35.11%      0.14%

AMERICAN FUNDS GROWTH-INCOME CLASS 2
            2007                  0.60%    2.80%      1.46     16.71    63,782,930   192,929,488     2.30%      4.41%      1.59%
            2006                  0.60%    2.65%      1.41     16.08    66,726,787   164,555,778    12.19%     14.51%      1.73%
            2005                  0.60%    2.65%      1.24     13.81    67,820,045   109,198,664     3.79%      5.20%      1.57%
            2004                  0.60%    1.95%      1.20      1.48    49,994,998    66,243,802     8.51%      9.71%      1.14%
            2003                  0.60%    1.70%      1.10      1.35    24,339,587    29,176,239    30.26%     31.63%      1.30%

AMERICAN FUNDS HIGH-INCOME BOND CLASS 2
            2007                  0.60%    2.80%      1.45     13.03     7,885,425    27,236,297    -1.17%      0.73%     11.96%
            2006                  0.60%    2.50%      1.46     13.10     8,001,873    21,575,622     8.24%      9.93%      5.88%
            2005                  0.60%    2.15%      1.34     12.07     8,053,404    13,025,943     0.23%      1.59%      5.77%
            2004                  0.60%    1.95%      1.33      1.55     5,911,289     8,316,163     7.75%      8.81%      5.92%
            2003                  0.72%    1.70%      1.24      1.41     3,317,868     4,236,311    27.40%     27.91%      7.21%

AMERICAN FUNDS INTERNATIONAL CLASS 2
            2007                  0.60%    2.80%      1.20     25.33    21,125,343    85,317,292    16.88%     19.30%      1.69%
            2006                  0.60%    2.65%      1.01     21.50    21,021,382    54,262,924    15.87%     18.27%      1.97%
            2005                  0.60%    2.65%      0.86      1.98    20,948,551    28,846,677    19.16%     20.78%      1.94%
            2004                  0.60%    1.95%      0.72      1.64    13,119,215    12,280,730    17.31%     18.60%      1.81%
            2003                  0.60%    1.70%      0.61      1.37     5,633,690     3,923,384    32.65%     33.18%      1.66%

AMERICAN FUNDS NEW WORLD CLASS 2
            2007                  0.60%    2.80%      2.37     30.59     5,887,998    37,257,390    29.01%     31.42%      3.43%
            2006                  0.60%    2.45%      1.81     23.57     5,487,163    20,429,185    30.03%     31.80%      1.51%
            2005                  0.60%    1.95%      1.39      2.04     4,912,562    10,128,298    18.41%     20.02%      1.18%
            2004                  0.60%    1.95%      1.17      1.69     2,673,406     3,635,329    16.80%     17.94%      1.83%
            2003                  0.72%    1.70%      1.00      1.06       904,625     1,005,643    36.90%     37.45%      1.52%

AMERICAN FUNDS U.S. GOVERNMENT/AAA-RATED SECURITIES CLASS 2
            2007                  0.60%    2.80%      1.12     11.13     8,905,914    23,069,620     3.91%      5.85%      8.05%
            2006                  0.60%    2.45%      1.07     10.56     7,542,447    13,906,481     1.75%      3.13%      3.89%
            2005                  0.60%    1.95%      1.05     10.07     7,659,060    11,221,788     0.48%      1.80%      3.80%
            2004                  0.60%    1.95%      1.04      1.28     6,240,182     7,591,908     1.56%      2.68%      4.47%
            2003                  0.60%    1.70%      1.21      1.26     4,653,565     5,653,587     0.61%      1.01%      3.61%

(1) Reflects less than a full year of activity. Funds were first received in this option on the commencement date noted or the option was inactive at the date funds were received.

(2) These amounts represent the annualized minimum and maximum contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying funds have been excluded.

(3) As the unit value is presented as a range of minimum to maximum values, for only those subaccounts which existed for the entire year, some individual contract unit values may not be within the ranges presented as a result of partial year activity.

(4) These amounts represent the total return, including changes in value of mutual funds, and reflect deductions for all items included in the fee rate. The total return does not include contract charges deducted directly from policy account values. The total return is not annualized. As the total return is presented as a range of minimum to maximum values, for only those subaccounts which existed for the entire year, some individual contract total returns may not be within the ranges presented as a result of partial year activity.

(5) These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense guarantee charges, that result in direct reductions in the unit values. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest. Investment income ratios are not annualized.

Note: Fee rate, unit value and total return minimum and maximum are the same where there is only one active contract level charge for the subaccount.

4. PURCHASES AND SALES OF INVESTMENTS

The aggregate cost of investments purchased and the aggregate proceeds from investments sold were as follows for 2007.

                                                               AGGREGATE     AGGREGATE
                                                                COST OF       PROCEEDS
SUBACCOUNT                                                     PURCHASES     FROM SALES
---------------------------------------------------------------------------------------
American Funds Asset Allocation Class 2                       $37,919,138   $17,835,380
American Funds Blue Chip Income & Growth Class 2               33,969,098    14,100,428
American Funds Bond Class 2                                    24,003,331     8,184,951
American Funds Cash Management Class 2                         46,781,421    20,633,511
American Funds Global Bond Class 2                              6,460,123       813,587
American Funds Global Discovery Class 2                         5,915,176     1,423,541
American Funds Global Growth Class 2                           22,264,878     6,650,457
American Funds Global Growth and Income Class 2                30,394,063     4,980,761
American Funds Global Small Capitalization Class 2             18,559,700     7,243,123
American Funds Growth Class 2                                  59,585,182    21,543,961
American Funds Growth-Income Class 2                           57,655,761    28,551,033
American Funds High-Income Bond Class 2                        14,228,605     5,738,308
American Funds International Class 2                           32,400,924     9,329,708
American Funds New World Class 2                               17,967,308     6,181,189
American Funds U.S. Government/AAA-Rated Securities Class 2    14,632,620     5,262,408

5. INVESTMENTS

The following is a summary of investments owned at December 31, 2007.

                                                                            NET
                                                                SHARES     ASSET    FAIR VALUE
SUBACCOUNT                                                      OWNED      VALUE     OF SHARES    COST OF SHARES
----------------------------------------------------------------------------------------------------------------
American Funds Asset Allocation Class 2                       6,558,561   $18.39   $120,611,941    $108,126,298
American Funds Blue Chip Income & Growth Class 2              7,845,033    11.45     89,825,626      83,514,748
American Funds Bond Class 2                                   5,109,588    11.03     56,358,760      57,445,770
American Funds Cash Management Class 2                        2,934,999    11.35     33,312,233      33,965,901
American Funds Global Bond Class 2                              523,761    10.81      5,661,851       5,650,178
American Funds Global Discovery Class 2                         875,364    14.02     12,272,602      10,971,551
American Funds Global Growth Class 2                          2,364,057    25.00     59,101,437      47,314,805
American Funds Global Growth and Income Class 2               3,211,245    11.75     37,732,127      36,292,275
American Funds Global Small Capitalization Class 2            1,684,849    26.95     45,406,687      36,243,206
American Funds Growth Class 2                                 2,373,783    66.72    158,378,820     135,429,873
American Funds Growth-Income Class 2                          4,565,164    42.26    192,923,850     171,622,709
American Funds High-Income Bond Class 2                       2,356,846    11.55     27,221,568      29,135,598
American Funds International Class 2                          3,447,182    24.72     85,214,348      67,200,161
American Funds New World Class 2                              1,444,140    25.70     37,114,395      27,684,264
American Funds U.S. Government/AAA-Rated Securities Class 2   1,977,811    11.65     23,041,501      23,372,169

6. CHANGES IN UNITS OUTSTANDING

The change in units outstanding for the year ended December 31, 2007 is as follows:

                                                                UNITS        UNITS      NET INCREASE
SUBACCOUNT                                                      ISSUED      REDEEMED     (DECREASE)
----------------------------------------------------------------------------------------------------
American Funds Asset Allocation Class 2                        5,146,976   (5,770,485)     (623,509)
American Funds Blue Chip Income & Growth Class 2               3,705,312   (4,886,565)   (1,181,253)
American Funds Bond Class 2                                    4,599,918   (3,263,204)    1,336,714
American Funds Cash Management Class 2                        11,619,563   (6,173,145)    5,446,418
American Funds Global Bond Class 2                               608,085      (79,206)      528,879
American Funds Global Discovery Class 2                          670,372     (348,173)      322,199
American Funds Global Growth Class 2                           2,107,333   (2,160,195)      (52,862)
American Funds Global Growth and Income Class 2                2,416,522     (421,840)    1,994,682
American Funds Global Small Capitalization Class 2             1,694,317   (2,190,619)     (496,302)
American Funds Growth Class 2                                  5,528,421   (7,706,889)   (2,178,468)
American Funds Growth-Income Class 2                           5,787,981   (8,731,838)   (2,943,857)
American Funds High-Income Bond Class 2                        1,604,501   (1,720,949)     (116,448)
American Funds International Class 2                           3,243,403   (3,139,442)      103,961
American Funds New World Class 2                               1,457,778   (1,056,943)      400,835
American Funds U.S. Government/AAA-Rated Securities Class 2    2,992,219   (1,628,752)    1,363,467

The change in units outstanding for the year ended December 31, 2006 is as follows:

                                                                UNITS        UNITS      NET INCREASE
SUBACCOUNT                                                      ISSUED      REDEEMED     (DECREASE)
----------------------------------------------------------------------------------------------------
American Funds Asset Allocation Class 2                       6,121,930   (7,332,925)     (1,210,995)
American Funds Blue Chip Income & Growth Class 2              4,006,902   (5,184,634)     (1,177,732)
American Funds Bond Class 2                                   3,509,241   (2,163,674)      1,345,567
American Funds Cash Management Class 2                        5,351,152   (4,086,077)      1,265,075
American Funds Global Discovery Class 2                         555,074     (332,546)        222,528
American Funds Global Growth Class 2                          3,055,886   (2,216,355)        839,531
American Funds Global Growth and Income Class 2               1,017,815      (10,250)      1,007,565
American Funds Global Small Capitalization Class 2            1,521,125   (1,799,981)       (278,856)
American Funds Growth Class 2                                 6,008,113   (6,020,996)        (12,883)
American Funds Growth-Income Class 2                          7,105,544   (8,198,802)    (1,093,258)
American Funds High-Income Bond Class 2                       1,453,396   (1,504,927)        (51,531)
American Funds International Class 2                          3,472,482   (3,399,651)         72,831
American Funds New World Class 2                              1,334,311     (759,710)        574,601
American Funds U.S. Government/AAA-Rated Securities Class 2   1,341,158   (1,457,771)       (116,613)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors of Lincoln Life & Annuity Company of New York

     and

Contract Owners of Lincoln Life & Annuity Variable Annuity Account H

We have audited the accompanying statement of assets and liabilities of Lincoln Life & Annuity Variable Annuity Account H ("Variable Account"), comprised of the subaccounts described in Note 1, as of December 31, 2007, the related statement of operations for the year then ended, and the statements of changes in net assets for each of the two years in the period then ended. These financial statements are the responsibility of the Variable Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Variable Account's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Variable Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of investments owned as of December 31, 2007, by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective subaccounts constituting Lincoln Life & Annuity Variable Annuity Account H at December 31, 2007, the results of their operations for the year then ended, and the changes in their net assets for each of the two years in the period then ended, in conformity with U.S. generally accepted accounting principles.


/s/ Ernst & Young LLP

Fort Wayne, Indiana
March 7, 2008

               Lincoln Life & Annuity Variable Annuity Account H

                           PART C - OTHER INFORMATION

Item 24. Financial Statements and Exhibits

(a) List of Financial Statements

     1. Part A

     The Table of Condensed Financial Information is included in Part A of this
        Registration Statement. (Not Applicable)

     2. Part B

     The following financial statements for the Variable Account are included in Part B of this Registration Statement.

     Statement of Assets and Liabilities - December 31, 2007
     Statement of Operations - Year ended December 31, 2007
     Statements of Changes in Net Assets - Years ended December 31, 2007 and
      2006
     Notes to Financial Statements - December 31, 2007
     Report of Independent Registered Public Accounting Firm

     3. Part B

     The following financial statements for Lincoln Life & Annuity Company of New York are included in Part B of this Registration Statement.

     Balance Sheets - December 31, 2007 and 2006
     Statements of Income - Years ended December 31, 2007, 2006, and 2005 Statements of Shareholder's Equity - Years ended December 31, 2007, 2006, and 2005
     Statements of Cash Flows - Years ended December 31, 2007, 2006, and 2005 Notes to Financial Statements - December 31, 2007
     Report of Independent Registered Public Accounting Firm

(b) List of Exhibits

(1) Resolution of Board of Directors and Memorandum authorizing establishment of the Variable Account are incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-38007) filed on October 16, 1997.

(2) Not Applicable

(3) (a) Selling Group Agreement - American Legacy Suite of Products incorporated herein by reference to Post-Effective Amendment No. 6 (File No. 333-91226) filed on April 14, 2004.

   (b) Principal Underwriting Agreement between Lincoln Life & Annuity Company of New York and Lincoln Financial Distributors, Inc. incorporated herein by reference to Pre-Effective Amendment No. 1 (File No. 333-145531) filed on November 16, 2007.

(4) Form of Variable Annuity Contract (AN 501 9/04) incorporated herein by reference to Pre-Effective Amendment No. 2 (File No. 333-119165) filed on April 13, 2005.

(5) Application (ALD-NY 11/07) incorporated herein by reference to Post-Effective Amendment No. 3 (File No. 333-141766) filed on April 9, 2008.

(6) Articles of Incorporation and Bylaws of Lincoln Life & Annuity Company of New York incorporated herein by reference to Post-Effective Amendment No. 17 on Form N-6 to Registration Statement on Form S-6 (File No. 033-77496) filed on April 2, 2007.

(7) Not Applicable

(8) (a) Accounting and Financial Administration Services Agreement dated October 1, 2007 among Mellon Bank, N.A., The Lincoln National Life Insurance Company and Lincoln Life & Annuity Company of New York incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-147673) filed on November 28, 2007.

   (b) Fund Participation Agreement among The Lincoln National Life Insurance Company, Lincoln Life & Annuity Company of New York, American Funds Insurance Series and Capital Research and Management Company incorporated herein by reference to Post-Effective Amendment No. 2 on Form N-6 (File No. 333-141769) filed on April 2, 2008.

   (c) Rule 22c-2 Agreement with American Funds Service Company incorporated herein by reference to Post-Effective Amendment No. 30 (File No. 333-36304) filed on May 29, 2008.

(9) Opinion and Consent of Ronald R. Bessette, Senior Counsel of The Lincoln National Life Insurance Company as to the legality of securities being issued.

(10) (a) Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

     (b) Power of Attorney - Principal Officers and Directors of Lincoln Life & Annuity Company of New York.

(11) Not Applicable

(12) Not Applicable

(13) Organizational Chart of The Lincoln National Insurance Holding Company System incorporated herein by reference to Post-Effective Amendment No. 27 (File No. 333-61554) filed on October 24, 2008.

Item 25. Directors and Officers of the Depositor

   The following list contains the officers and directors of Lincoln Life & Annuity Company of New York who are engaged directly or indirectly in activities relating to Lincoln Life & Annuity Variable Annuity Account H as well as the contracts. The list also shows Lincoln Life & Annuity Company of New York's executive officers.


Name                                Positions and Offices with Depositor
---------------------------------   ------------------------------------------------------------
J. Patrick Barrett                  Director
4605 Watergap
Manlius, NY 13104

Michael J. Burns*****               Senior Vice President

Charles C. Cornelio*****            Senior Vice President and Director

Frederick J. Crawford******         Senior Vice President, Chief Financial Officer and Director

Robert W. Dineen***                 Director

Larry A. Samplatsky****             Vice President and Chief Compliance Officer

Dennis R. Glass******               President and Director

George W. Henderson, III            Director
Granville Capital
300 N. Greene Street
Greensboro, NC 27401

Mark E. Konen*****                  Senior Vice President and Director

M. Leanne Lachman                   Director
870 United Nations, Plaza, #19-E
New York, NY 10017

Louis G. Marcoccia                  Director
Senior Vice President
Syracuse University
Crouse-Hinds Hall, Suite 620
900 S. Crouse Ave.
Syracuse, NY 13244

Patrick S. Pittard                  Director
20 Cates Ridge
Atlanta, GA 30327

Dennis L. Schoff******              Director

Robert O. Sheppard*                 Second Vice President and General Counsel

Michael S. Smith***                 Assistant Vice President and Director

Rise' C.M. Taylor**                 Vice President and Treasurer

C. Suzanne Womack ******            Second Vice President and Secretary

     * Principal business address is 100 Madison Street, Suite 1860, Syracuse, NY 13202
    ** Principal business address is 1300 South Clinton Street, Fort Wayne,
        Indiana 46802
   *** Principal business address is Center Square West Tower, 1500 Market
        Street, Suite 2900, Philadelphia, PA 19102
  **** Principal business address is 350 Church Street, Hartford, CT 06103 ***** Principal business address is 100 N. Greene Street, Greensboro, NC
        27401
****** Principal business address is Radnor Financial Center, 150 Radnor
        Chester Road, Radnor, PA 19087

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant

     See Exhibit 13: Organizational Chart of the Lincoln National Insurance Holding Company System.

Item 27. Number of Contractowners

As of November 30, 2008 there were 7,877 contract owners under Account H.

Item 28. Indemnification

     (a) Brief description of indemnification provisions.

     In general, Article VII of the By-Laws of Lincoln Life & Annuity Company of New York provides that Lincoln New York will indemnify certain persons against expenses, judgments and certain other specified costs incurred by any such person if he/she is made a party or is threatened to be made a party to a suit or proceeding because he/she was a director, officer, or employee of Lincoln New York, as long as he/she acted in good faith and in a manner he/she reasonably believed to be in the best interests of, or act opposed to the best interests of, Lincoln New York. Certain additional conditions apply to indemnification in criminal proceedings.

     In particular, separate conditions govern indemnification of directors, officers, and employees of Lincoln New York in connection with suits by, or in the right of, Lincoln New York.

     Please refer to Article VII of the By-Laws of Lincoln New York (Exhibit no. 6 hereto) for the full text of the indemnification provisions. Indemnification is permitted by, and is subject to the requirements of, New York law.

     (b) Undertaking pursuant to Rule 484 of Regulation C under the Securities Act of 1933:

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 28(a) above or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any such action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29. Principal Underwriter

   (a) Lincoln Financial Distributors, Inc. ("LFD") currently serves as Principal Underwriter for: Lincoln National Variable Annuity Fund A (Group & Individual); Lincoln National Variable Annuity Account C; Lincoln National Flexible Premium Variable Life Account D; Lincoln National Variable Annuity Account E; Lincoln National Flexible Premium Variable Life Account F; Lincoln National Flexible Premium Variable Life Account G; Lincoln National Variable Annuity Account H; Lincoln Life & Annuity Variable Annuity Account H; Lincoln Life Flexible Premium Variable Life Account J; Lincoln Life Flexible Premium Variable Life Account K; Lincoln National Variable Annuity Account L; Lincoln Life & Annuity Variable Annuity Account L; Lincoln Life Flexible Premium Variable Life Account M; Lincoln Life & Annuity Flexible Premium Variable Life Account M; Lincoln Life Variable Annuity Account N; Lincoln New York Account N for Variable Annuities; Lincoln Life Variable Annuity Account Q; Lincoln Life Flexible Premium Variable Life Account R; LLANY Separate Account R for Flexible Premium Variable Life Insurance; Lincoln Life Flexible Premium Variable Life Account S; LLANY Separate Account S for Flexible Premium Variable Life Insurance; Lincoln Life Variable Annuity Account T; Lincoln Life Variable Annuity Account W; and Lincoln Life Flexible Premium Variable Life Account Y and Lincoln Life & Annuity Flexible Premium Variable Life Account Y.

     (b) Officers and Directors of Lincoln Financial Distributors, Inc.:


Name                        Positions and Offices with Underwriter
-------------------------   --------------------------------------------
Dennis R. Glass*            Interim President and Director
David M. Kittredge*         Senior Vice President
Randal J. Freitag*          Vice President and Treasurer
Patrick J. Caulfield**      Vice President and Chief Compliance Officer
Frederick J. Crawford**     Director
Dennis R. Glass*            Director
Keith J. Ryan***            Vice President, Chief Financial Officer
Marilyn K. Ondecker***      Secretary

  * Principal Business address is Radnor Financial Center, 150 Radnor Chester Road, Radnor PA 19087
 ** Principal Business address is 350 Church Street, Hartford, CT 06103
*** Principal Business address is 1300 S. Clinton Street, Ft. Wayne, IN 46802

     (c) N/A

Item 30. Location of Accounts and Records

All accounts, books, and other documents, required to be maintained by Section 31a of the 1940 Act and the Rules promulgated thereunder are maintained by The Lincoln National Life Insurance Company ("Lincoln Life"), 1300 South Clinton Street, Fort Wayne, Indiana 46802 pursuant to an administrative services agreement with Lincoln Life & Annuity Company of New York. Lincoln Life has entered into an agreement with Mellon Bank, N.A., One Mellon Bank Center, 500 Grant Street, Pittsburgh, PA 15258, to provide accounting services for the VAA.


Item 31. Management Services

Not Applicable.

Item 32. Undertakings

   (a) Registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

   (b) Registrant undertakes that it will include either (1) as part of any application to purchase a Certificate or an Individual Contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or a similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

   (c) Registrant undertakes to deliver any Statement of Additional
      Information and any financial statements required to be made available under this Form promptly upon written or oral request to Lincoln New York at the address or phone number listed in the Prospectus.

   (d) Lincoln New York hereby represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Lincoln New York.

   (e) Registrant hereby represents that it is relying on the American Council of Life Insurance (avail. Nov. 28, 1988) no-action letter with respect to Contracts used in connection with retirement plans meeting the requirements of Section 403(b) of the Internal Revenue Code, and represents further that it will comply with the provisions of paragraphs
      (1) through (4) set forth in that no-action letter.

                                   SIGNATURES

(a) As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Pre-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf, in the City of Fort Wayne, and State of Indiana on this 8th day of December, 2008.


      Lincoln Life & Annuity Variable Annuity Account H (Registrant)
      American Legacy Design i4LIFE (Reg. TM) Advantage (New York)

      By:   /s/Robert L. Grubka
            ------------------------------------
            Robert L. Grubka
            Second Vice President, Lincoln Life & Annuity Company of New York
            (Title)

      LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK
      (Depositor)

      By:   /s/Brian A. Kroll
            ------------------------------------
            Brian A. Kroll
            Assistant Vice President, Lincoln Life & Annuity Company of
            New York
            (Title)

(b) As required by the Securities Act of 1933, this Amendment to the Registration Statement has been signed by the following persons in their capacities indicated on December 8, 2008.


Signature                        Title
*                                President and Director
------------------------------   (Principal Executive Officer)
Dennis R. Glass
*                                Senior Vice President, Chief Financial Officer and Director
------------------------------   (Principal Financial Officer)
Frederick J. Crawford
*                                Director
------------------------------
J. Patrick Barrett
*                                Senior Vice President
------------------------------
Michael J. Burns
*                                Senior Vice President and Director
------------------------------
Charles C. Cornelio
*                                Director
------------------------------
Robert W. Dineen
*                                Director
------------------------------
George W. Henderson, III
*                                Senior Vice President and Director
------------------------------
Mark E. Konen
*                                Director
------------------------------
M. Leanne Lachman
*                                Director
------------------------------
Louis G. Marcoccia
*                                Director
------------------------------
Patrick S. Pittard
*                                Director
------------------------------
Dennis L. Schoff
*                                Assistant Vice President and Director
------------------------------
Michael S. Smith

*By:/s/Robert L. Grubka          Pursuant to a Power of Attorney
 ---------------------------
  Robert L. Grubka